FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 28, 2007	/s/ Donat Madilo Donat Madilo Treasurer

CONSENT OF QUALIFIED PERSON

TO: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

I, Anthony Smith, hereby consent to the public filing of the Technical Report by way of SEDAR. I also confirm that I have read the press release of Banro Corporation dated July 3, 2007 and such press release fairly and accurately represents the information in the Technical Report that supports the disclosure set out in such press release.

DATED the 17th day of August, 2007.

(signed) *"Anthony Smith"*
Anthony Smith

CONSENT OF QUALIFIED PERSON

TO:	Alberta Securities Commission British Columbia Securities Commission Manitoba Securities Commission Saskatchewan Financial Services Commission Ontario Securities Commission New Brunswick Securities Commission Nova Scotia Securities Commission Prince Edward Island Securities Office Securities Commission of Newfoundland and Labrador
RE:	Technical report prepared for Banro Corporation dated August 17, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo" (the "**Technical Report**")

I, Martin Pittuck, hereby consent to the public filing of the Technical Report by way of SEDAR. I also confirm that I have read the press release of Banro Corporation dated July 3, 2007. The information in the Technical Report that I am responsible for is fairly and accurately represented in such press release.

DATED the 17th day of August, 2007.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

PRELIMINARY ASSESSMENT NI 43-101
TECHNICAL REPORT,

NAMOYA GOLD PROJECT,

Maniema Province, Democratic

Republic of Congo

Prepared for Banro Corporation

SENET House •157 Van Riebeeck Avenue • Edenvale 1610

Gauteng • South Africa

PO Box 9820 • Edenglen • Johannesburg 1613 • Gauteng • South Africa

Telephone: +27 (0)11 609 2143 • Facsimile: +27 (0)11 452 1130

Website www.senet.co.za

Effective Date of Report: August 17, 2007

Qualified Persons:	Contributing Engineers:

Martin Pittuck, C. Eng., MIMMM: SRK Consulting (UK) Limited ("SRK")	Sean Cremin: SRK
Anthony Smith, B.Eng., MAusIMM	Dr. Caroline Henderson: SRK

John Naismith: SENET

Phil Bundo: SENET

Jeremy Haile: Knight Piesold Ltd.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

	TABLE OF CONTENTS

	SUMMARY	11

1.	INTRODUCTION & TERMS OF REFERENCE	16
	1.1. Project Overview	16
	1.2. Reliance on Other Experts	19
	1.3 Cautionary Notes	19

2.	PROPERTY DESCRIPTION & LOCATION	20

3.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, PHYSIOGRAPHY AND INFRASTRUCTURE	21

4.	HISTORY	21

5.	GEOLOGICAL SETTING	21

6.	DEPOSIT TYPES	21

7.	MINERALIZATION	21

8.	EXPLORATION	21
	8.1. Historical Exploration	21
	8.2. Recent Exploration	22
	8.2.1. Regional Work	22
	8.2.2. Prospect Scale	24

9.	DRILLING	25

10.	SAMPLING METHOD & APPROACH	29
	10.1. Soil Geochemistry	29
	10.2. Trench, Channel & Rock Samples	30
	10.3. Adit Sampling	31
	10.4. Drill Core Samples	33

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

11.	SAMPLE PREPARATION, ANALYSES & SECURITY	43
	11.1. Statement	43
	11.2. Sample Preperation & Analysis	44
	11.3. Quality Control Procedures	45
	11.4. Assestment of Quality Control Data	46
	11.4.1. Standard Samples	46
	11.4.2. Inter-Laboratory check assays	48
	11.4.3. Duplicate Coarse Split	49
	11.4.4. Blank Samples	50
	11.4.5. Analytical Laboratory Quality Control	51

12.	DATA VERIFICATION	51

13.	ADJACENT PROPERTIES	52

14.	MINERAL PROCESSING & METALLURGICAL TESTING	52
	14.1. Summary	52
	14.1.1. Sample Characterisation	54
	14.1.1.1. Head Analysis	55
	14.1.1.2. Diagnostic Leaching	55
	14.2. Method of Extraction	57
	14.3. Cost Estimates	58
	14.4. Metallurgical Testwork	58
	14.4.1. Metallurgical Testwork Summary of Results	58
	14.5. Sample Preparation	58
	14.6. Grind Establishment	59
	14.7. Gravity Seperation	59
	14.8. Preg Robbing	59
	14.9. Leach Optimization	60
	14.9.1. Grind Optimization	60
	14.9.2. Leach Time Optimization	60
	14.10. Analytical	61
	14.11. Testwork Results	61

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

	14.11.1.Comminution	61
	14.11.2.Gravity and Intensive cyanidation	62
	14.11.3.Cyanidation & Adsorption	63
	14.11.3.1. Dissolution under natural and Elevated Oxygen	63
	14.11.3.2. Cyanide Optimization	65
	14.11.3.3. Effect of Grind	67
	14.12. Conclusions & Recommendations for Additional Testwork	68

15.	MINERAL RESOURCE ESTIMATE	69
	15.1. Approach	70
	15.2. Database and Data Quality	71
	15.3. Relative Density Samples	72
	15.4. Geological Interpretation and Lode Interpretation	74
	15.5. Wireframing & Block Modelling	76
	15.6. Statistical Analysis of Mineralised Data	77
	15.7. Geostatistical Analysis	83
	15.8. Grade Estimation	84
	15.9. Topography, Artisanal Excavation and Oxide/ transition sub-models	84
	15.10. Mineral Resource Reporting	85
	15.11. Mineral Reserve Estimates	87

16.	OTHER RELEVANT DATA AND INFORMATION	88
	16.1. Mine Study	89
	16.1.1. Summary	89
	16.1.2. Pit Optimization	90
	16.1.2.1. Introduction	90
	16.1.2.2. Approach	91
	16.1.2.3. Resource Block Model	91
	16.1.2.4. Geotechnical	92
	16.1.2.5. Cost Inputs	92
	16.1.2.6. Mining Costs	92
	16.1.2.7. Processing & General Administration Costs	93
	16.1.2.8. Mining Factors	94
	16.1.2.9. Gold Price & Royalties	94
	16.1.2.10. Cut-off Grade Calculations	94

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

16.1.2.11. Whittle results	95
16.1.3. Pit Design	101
16.1.3.1. Engineered Final Pit Designs	101
16.1.3.1.1. Introduction	101
16.1.3.1.2. General Design Criteria	101
16.1.3.1.3. Engineered Pit Designs	102
16.1.4. Mine Production Schedule	106
16.1.4.1. Production Schedule	106
16.1.5. Mining Operations	110
16.1.5.1. Open Pit Mining Methodology	110
16.1.5.2. Mining Equipment Requirements	111
16.1.6. Mine Infrastucture	122
16.1.6.1. Mining Facilities	122
16.1.6.2. Other Infrastructures	125
16.1.7. Mining Manpower	125
16.1.7.1. Mining General	125
16.1.7.2. Supervisory & Technical Staff	125
16.1.7.3. Mine Operating Labour	127
16.1.7.4. Underground Mining Concept	129
16.2. Process Plant	131
16.2.1. Process Description	131
16.2.2. Process Design Criteria	133
16.2.2.1. Ore Characteristics	133
16.2.2.2. Operating	133
16.2.2.3. Production	134
16.2.2.4. Crushing	135
16.2.2.5. Milling & Classification	135
16.2.2.6. Carbon-in Leach (CIL)	137
16.2.2.7. Acid Wash	138
16.2.2.8. Elution	139
16.2.2.9. Electrowinning	139
16.2.2.10. Regeneration	140
16.2.3. Reagents	140
16.2.3.1. Caustic	140

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

16.2.3.2. Hydrochloric Acid	140
16.2.3.3. Sodium Cyanide	141
16.2.3.4. Copper Sulphate	141
16.2.3.5. Sodium Metabisulphite	141
16.2.3.6. Grinding Media	141
16.2.4. Process Plant Description	141
16.2.4.1. General Description	141
16.2.4.2. Crushing	144
16.2.4.3. Milling & Gravity	145
16.2.4.4. Leach & CIL	146
16.2.4.5. Tailings Handling	146
16.2.4.6. Acid Wash, Elution, Electrowinning, Regeneration, Smelting	147
16.2.4.7. Reagents	148
16.2.4.8. Services	150
16.2.4.9. Process Water	150
16.2.4.10. Equipment List	152
16.2.5. Infrastructure and Other Site Services	170
16.2.5.1. Site Access Roads	170
16.2.5.2. Plant Site Roads	170
16.2.5.3. Security	170
16.2.6. Power Requirements	170
16.2.6.1. General	170
16.2.6.2. Power Supply	171
16.2.6.3. Power Distribution	173
16.2.6.4. Communications	174
16.2.7. Water Supply & Distribution	175
16.2.7.1. Water Storgae & Distribution	175
16.2.7.2. Fire Water Distribution	175
16.2.7.3. Potable Water Distribution	175
16.2.8. Sewage Collection & Treatment	175
16.2.9. Fuel & Lubricant Storage & Distribution	176
16.2.10.Architectural Specifications	176
16.2.10.1. Workshop/Warehouse	176
16.2.10.2. Administration Building	177
16.2.10.3. Mine Dry & Canteen	177

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

	16.2.10.4. Assay Laboratory	177
	16.2.10.5. Miscellaneous Site buildings	177
	16.2.10.6. Accomodation Buildings	178
	16.3. Operating Costs	178
	16.4. Capital Costs	181
	16.5. Economic Model and Financial Analysis	188
	16.6. Sensitivity Analysis	192

17.	INTERPRETATION & CONCLUSIONS	192

18.	RECOMMENDATIONS	196

19.	REFERENCES	197

20.	DATE AND SIGNATURE PAGE	198

21.	CERTIFICATES OF QUALIFIED PERSONS	199

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

LIST OF FIGURES

Figure 1: Africa Locality Plan	200
Figure 2: Location within the Democratic Republic of the Congo	201
Figure 3: Exploitation Permit Locations	202
Figure 4: Map of the Namoya Property	203
Figure 5: Landsat Imagery - Namoya Property	204
Figure 6: Geochemical Sampling Grids – Namoya Property	205
Figure 7: Drill Holes Locations Plan	205
Figure 8: Soil Geochemical Map – Namoya Property	206
Figure 9: 2nd Quarter 2006 Inter-laboratory Comparison Au<1.0 g/t SGS vrs Genalysis	206
Figure 10: 2nd Quarter 2006 Inter-laboratory Comparison Au>1.0 g/t SGS vrs Genalysis	207
Figure 11: 3rd Quarter 2006 Inter-laboratory Comparison Au<1.0 g/t SGS vrs Genalysis	207
Figure 12: 3rd Quarter 2006 Inter-laboratory Comparison Au>1.0 g/t SGS vrs Genalysis	208
Figure 13: 4th Quarter 2006 Inter-laboratory Comparison Au<1.0 g/t SGS vrs Genalysis	208
Figure 14: 4th Quarter 2006 Inter-laboratory Comparison Au>1.0 g/t SGS vrs Genalysis	209
Figure 15: 1st Quarter 2007 Inter-laboratory Comparison Au<1.0 g/t SGS vrs Genalysis	209
Figure 16: 1st Quarter 2007 Inter-laboratory Comparison Au>1.0 g/t SGS vrs Genalysis	210
Figure 17: Comparison of Duplicate Assays - AU<0.5 g/t	210
Figure 18: Comparison of Duplicate Assays – AU>0.5 g/t	211
Figure 19: Performance chart of Blank Samples	211
Figure 20: Mt. Mwendamboko Mineralized Zones	212
Figure 21: Muviringu Mineralized Zones	212
Figure 22: Kakula Mineralized Zones	213
Figure 23: Namoya Summit Mineralized Zones	213
Figure 24 Namoya Mineralized Trend - 3D snapshot	214
Figure 25: Intensive Cyanidation Leach Profile for Namoya Concentrates	63
Figure 26: Namoya Oxide Leach Profile	64
Figure 27: Namoya Transition Leach Profile	65
Figure 28: Dissolution Vs Cyanide Addition Rate	67
Figure 29: Effect of grind on CIL Dissolution	68
Figure 30: Pit Optimisation - Namoya Summit Results	95
Figure 31: Pit Optimisation - Mwendamboko Results	96
Figure 32: Pit Optimisation - Muviringu Results	98
Figure 33: Pit Optimisation - Kakula Results	99
Figure 34: Plan view showing selected Whittle Shells	100
Figure 35: 3-D Plan view of selected Whittle Shells	101
Figure 36: Topography with elevations for the Namoya Project area	103

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Figure 37: Design Pit for Namoya Summit	103
Figure 38: Section showing Topography and Namoya Summit Pit	104
Figure 39: Design Pit for Kakula	104
Figure 40: Section showing Topography and Kakula Pit	105
Figure 41: Design Pit for Mwendamboko & Muviringu Combined Pit	105
Figure 42: Section showing Topography and Mwendamboko & Muviringu Combined Pit	106
Figure 43: Conceptual Underground Design	129

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

LIST OF TABLES

Table 1: Namoya Project: Current Mineral Resource Estimates Using a 1.0 g/t Au Cut-Off	19
Table 2: Field Exploration Statistics – November 2004 to May 2007	23
Table 3: Diamond Drill Hole Specifications	26
Table 4: Soil Sampling Analytical Statistics	30
Table 5: Significant Trench Intersections	31
Table 6: Significant Adit Intersections	31
Table 7: Relationship Between Core Length and Sample Weight	33
Table 8: Drill Core Sampling Analytical Statistics	34
Table 9: Significant Drill Hole Intersections	34
Table 10: Statistics of Results of Standard Reference Samples	47
Table 11: Inter-laboratory Comparison – SGS Vrs Genalysis; 2nd Quarter 2006	48
Table 12: Inter-laboratory Comparison – SGS Vrs Genalysis; 3rd Quarter 2006.	48
Table 13: Inter-laboratory Comparison – SGS Vrs Genalysis; 4th Quarter 2006.	49
Table 14: Inter-laboratory Comparison – SGS Vrs Genalysis; 1st Quarter 2007	49
Table 15: Descriptive Statistics of Coarse Split Sample Pairs	50
Table 16: Descriptive Statistics of Blank Samples	50
Table 17: Summary of Testwork	52
Table 18: Samples submitted for metallurgical testwork	54
Table 19: Sample sources, characterisation, and head grade	55
Table 20: ICP Results showing the abundance of various elements	55
Table 21: Oxide Diagnostic Leach Results	56
Table 22: Oxide Diagnostic Leach Results	56
Table 23: Transition Diagnostic Leach Results	57
Table 24: Fresh Diagnostic Leach Results	57
Table 25: Summary of results of testwork conducted by SGS	58
Table 26: Comminution Results	62
Table 27: Pennysilvania Abrasion Test Results	62
Table 28: Gravity Testwork Results	62
Table 29: Leach Profile results for Namoya Oxide and Transition Sample	64
Table 30: Effect of cyanide addition	66
Table 31: Namoya Project: Mineral Resource Estimates Using a 1.0 g/t Au Cut-Off	70
Table 32: Average Rock Densities from Recent Core Holes	74
Table 33: Descriptive Statistics of Selected Mineralized Samples	77

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Table 34: Applied High-Grade Capping	79
Table 35: Semi Variogram Model Parameters	84
Table 36: Mwendamboko Prospect: Mineral Resource Estimates Using a 1.0 g/t Au Cut-off	86
Table 37: Kakula Prospect: Mineral Resource Estimates Using a 1.0 g/t Au Cut-off	86
Table 38: Namoya Summit Prospect: Mineral Resource Estimates Using a 1.0 g/t Au Cut-off	86
Table 39: Muviringu Prospect: Mineral Resource Estimates, Using a 1.0 g/t Au Cut-off	86
Table 40: Namoya Property: Mineral Resource Estimates Using a 1.0 g/t Au Cut-off	87
Table 41: Pit Optimisation Namoya Summit Results	96
Table 42: Pit Optimisation Mwendamboko Results	97
Table 43: Pit Optimisation - Muviringu Results	98
Table 44: Pit Optimisation - Kakula Results	99
Table 45: HEP Life of Mine Schedule	108
Table 46: Classification of Mineral Resource in the Mine Schedule	109
Table 47: Major Mining Equipment	113
Table 48: Schedule Working Periods	114
Table 49: Major Equipment Shift Operating Time	115
Table 50: Allocated Stockpile Requirement	121
Table 51: Main Haul Road construction programme	124
Table 52: Mine operations personnel requirement	128
Table 53: Underground Mining Development	130
Table 54: Underground Summary Costs	131
Table 55: Summary of Mineral Resource Estimates for Namoya Using a 1.0 g/t Au Cut-Off	194

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

SUMMARY

The Namoya Project consists of one exploitation permit covering an area of 174 square kilometres and is located approximately 225 kilometres southwest of the town of Bukavu in Maniema Province in the east of the Democratic Republic of the Congo (the "DRC") (Figures 1 to 3). Namoya Mining SARL, which is wholly owned by Banro Corporation ("Banro"), has a 100% interest in the said permit. The Namoya property comprises four separate deposits: Mwendamboko and Muviringu to the northwest, Kakula in the centre and Namoya Summit to the southeast (Figure 4).

The main host rock for the gold mineralization is a fine grained sericite schist with associated albite, quartz, chlorite and calcite. Quartz veins and quartz ‘stockworks’ cross-cut the majority of the host sediments which have also been intruded by quartz-feldspar porphyry. The quartz systems and its associated sediments host the primary gold mineralization.

This technical report summarizes the results of the most recent mineral resource update of the Namoya mineralization, as well as the recently completed preliminary economic assessment of the Namoya Project. This report is intended to comply with the requirements of National Instrument 43-101 ("NI 43-101"), including Form 43-101F1.

The most recent mineral resource estimates for Namoya were completed in June 2007 following the completion of an additional 7,411.53 metres (36 drill holes) of drilling since the previous Namoya mineral resource determination in September 2006. These new mineral resource estimates have been incorporated into a preliminary assessment of the Namoya Project. As part of Banro's QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches. A total of 1,861 relative density measurements were taken from drill core at the deposits to convert volumes into tonnages. The mineral resources were estimated from the current and previous core drilling programs as well as previous verified adit information.

The methodology employed in estimating the mineral resources utilised a 3-dimensional wireframe model of the mineralization interpreted with 0.5 - 1.0 g/t Au sample cut-off, defined first in plan and on cross sections at 20-40 meters interval. The ore body models were

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

constrained within the wireframe with primary block dimensions of 10 meters in the strike and cross structure directions, and 5 meters in the vertical direction.

Semi-variorums were constructed for each deposit using one metre sample composite of the gold values. Some structure was apparent in the along strike and down-dip directions, and a Krige interpolation algorithm was adopted for the estimates given in the Table below. The Inferred Mineral Resources generated for Muviringu employed the inverse distance weighting interpolation algorithm.

The recent topographic survey and in particular the updated pit survey at Mwendamboko have been used to deplete the models.

Ore classification was carried out using solid wireframes to flag blocks as indicated and inferred. The improved geological knowledge coupled with the increased data density, the continuity of the mineralization and the increase reliability of the database, have allowed mineral resources to be classified with higher confidence.

SRK Consulting (UK) Limited ("SRK"), who undertook the initial data compilation in 1998 and followed it up with a valuation between 1999 and 2003, have reviewed the estimation method in respect of the Namoya Project and concur with the approach used by Banro.

The table below summarizes the current mineral resource estimates for Namoya using a 1.0 g/t Au block cut-off.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

DEPOSIT	CLASS	MTonnes	GRADE (Au g/t)	METAL (MGrams Au)	CONTAINED GOLD (Ounces)
Mwendamboko	Indicated	4.095	4.05	16.573	532,800
Mwendamboko	Inferred	2.237	2.68	5.986	192,500
Kakula	Indicated	2.894	2.60	7.516	241,700
Kakula	Inferred	0.809	2.69	2.173	69,800
Namoya Summit	Indicated	1.936	2.64	5.111	164,300
Namoya Summit	Inferred	1.372	3.06	4.204	135,200
Muviringu	Inferred	2.656	2.62	6.968	224,000
Total	Indicated	8.925	3.27	29.200	938,800
	Inferred	7.074	2.73	19.331	621,500
Tonnage rounded to the nearest '000 and ounces rounded to the nearest '00.

The estimates for the Indicated Mineral Resources at Namoya compare to the previous (September 2006) estimates as follows:

Current Estimates:	8.925 Mt at a mean grade of 3.27 g/t containing 29,200 kg gold.
Previous Estimates:	7.386 Mt at a mean grade of 2.91 g/t containing 21,489 kg gold.

The increase in the metal content of the Indicated Resource in the current estimates relative to the previous estimates is a function of the increased data density and improved geological knowledge as a result of the additional drilling.

The current mineral resource estimates are encouraging in terms of the increase in the Indicated Resources, and gives a clear scope and direction to the Project.

A preliminary assessment of the Namoya Project was completed in July 2007 and the results are summarized in this report. Pit optimizations and underground mining studies were undertaken on the Indicated and Inferred Mineral Resources from which mining schedules were estimated. Results from metallurgical testwork of the various ore types at Namoya were used to determine metallurgical recoveries and determine the gravity/Carbon-in-Leach (CIL) processing flow sheet. Infrastructural and site services were estimated for the Project together with hydroelectric and diesel power alternatives.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

An economic model and financial analysis was undertaken based on the following assumptions:

Parameter	Units	Hydroelectric Assumption	Diesel Assumption
Gold Price	US$/oz	600	600
Discount Rate	%	5%	5%
Life of Mine after pre-production	Years	8	7
Oxides LoM Tonnage	t	7,653,363	6,467,642
Oxides LoM Grade	g/t Au	2.85	3.17
Oxides Recovery	%	93.6%	93.6%
Transition LoM Tonnage	t	2,853,871	2160665.00
Transition LoM Grade	g/t Au	3.08	3.62
Transition LoM Recovery	%	93.0%	93.0%
Fresh Rock LoM Tonnage	t	3,501,546	3,350,940
Fresh Rock LoM Grade	g/t Au	3.51	3.41
Fresh Rock LoM Recovery	%	92.6%	92.60%
Stockpile Tonnage	t	1,495,429	1,421,541
Stockpile Grade	g/t Au	0.76	0.76
Stockpile Recovery	%	93.0%	93.0%
Royalty	%	n/a	n/a
Tax Rate	%	5 % on imports	5 % on imports
Initial Capital Costs	US$ 000	186,545	161,996
Sustaining Capital	US$ 000	27,478	25,974
Fixed Equipment Capital resale	%	20%	20%
Hydro Equipment Capital resale	%	60%	n/a
Mobile Equipment Capital resale	%	20%	20%

The results of the financial analysis for the Namoya hydroelectric and diesel options are summarized below:

Summary of Financial Analysis
	Unit	Hydroelectric	Diesel
Gold Annual Production- First 5 years	oz	193,949	198,139
Gold Annual Production- LoM	oz	164,988	174,632
Cash Operating Costs - First 5 years	US$/oz	217.11	265.37
Cash Operating Costs - LoM	US$/oz	238.24	285.84
Post Tax NPV at discount rate of 5%	US$ million	204	145
IRR	%	37.3%	41.0%
Payback time	years	2.3	1.6
Project net cash flow after tax and capex	US$ million	290	197

The results of the preliminary assessment of the Namoya Project is encouraging and warrants the progression of the Namoya Project to the pre-feasibility study stage.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

It is recommended that the exploration programme at Namoya for the rest of 2007 should focus on the following:

•	Continue with regional exploration to define known mineralization as well as identify new targets.
•	Diamond drilling to test soil geochemical anomalies in order to generate additional Indicated and Inferred Mineral Resources.
•	Infill diamond drilling to obtain sufficient information for moving the Inferred Resources to the Indicated category and Indicated Resources to the Measured category.
•	Refine the geological model and update the resource model, and subsequently convert the mineral resources to mineral reserves on completion of optimised pit designs.
•

Completion of a pre-feasibility study to provide increased confidence on the economic viability of the Namoya Project. For completion of the pre-feasibility study, the following will need to be undertaken in addition to the infill drilling:

•	Geotechnical drilling to better assess pit slope stabilities for the proposed open pits.
•

Additional metallurgical testwork to further define the chemical and physical characteristics of the various ore material types in order to optimise plant recoveries and further define the processing plant flowsheet.

•	Select preferred tailings site location and undertake initial geotechnical assessment.
•	Select preferred plant and other plant infrastructure sites (ie. access roads, haul roads, waste dumps, accommodation village).
•	Undertake a pre-feasibility study on the hydroelectric potential for the Namoya Project.
•	Further define access and transportation routes.
•	Complete a pre-feasibility Environmental and Social Impact Assessment for the Namoya Project.
•	Further define capital and operating costs and reduce contingency costs.

The budget for the Namoya Project for 2007 is US$5,543,877. A total of US$1,569,000 has been assigned to drilling which accounts for approximately 28% of the total budget. The actual expenditures incurred at Namoya during 2007 will be dependent on the exploration results achieved during 2007.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

1.	INTRODUCTION
1.1	Project Overview

The Namoya Project consists of one exploitation permit covering an area of 174 square kilometres and is located approximately 225 kilometres southwest of the town of Bukavu in Maniema Province in the east of the Democratic Republic of the Congo (the "DRC") (Figures 1 to 3). Namoya Mining Sarl, which is wholly owned by Banro Corporation ("Banro"), has a 100% interest in the said permit. The Namoya property comprises five separate ore bodies: Mwendamboko and Muviringu to the northwest, Kakula in the centre and Namoya Summit and Filon B to the southeast (Figure 4).

Alluvial deposits of gold were first discovered at Namoya in 1930 and mined between 1931 and 1947. Primary gold was also discovered during this period and underground mining commenced on the Filon B deposit in 1947. Further discoveries of primary gold mineralization were made at Mwendamboko, Kakula, Namoya Summit and Muviringu where selective mining and mine development were carried out. The majority of this mining was based on small-scale underground development along specific mineralized quartz veins or 'stockwork' zones. During the 1950s a small open pit was established on the summit of Mwendamboko. Mining ceased in 1961, although there remained substantial un-mined resources in the various deposits plus several untested mineralized targets. Limited regional and strike exploration appears to have been conducted since 1961.

In 1996, when Banro acquired control of the Namoya Project, it also acquired a vast library of exploration data accumulated throughout the century pertaining to the Namoya Project. Consolidation, computerisation, and interpretation of this data by CME & Company during 1997 and 1998 confirmed the five historical deposits; Mwendamboko, Muviringu, Kakula, Namoya Summit and Filon B hosting significant gold mineralization.

In December 1998, SRK was commissioned by Banro to conduct the exploration programme over the Namoya Project. However, due to political unrest in the DRC, which began in early August 1998, SRK was unable to conduct any fieldwork. The field team, which had already been mobilized to Johannesburg, was utilized to conduct a detailed geological investigation of the historical data. The main objective of this study was to use the CME database in conjunction with available geological data to construct 3-D geological models for the deposits. These

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

models would then be used to refine the resource estimates and produce a more detailed exploration programme for use when the situation in the DRC allowed access to the field.

Namoya Mining SARL commenced modern day exploration programme in November 2004 after the peace accord was signed in 2002 and President Joseph Kabila sworn in as the head of a transitional government in 2003. The initial exploration programme included gridding soil sampling and regional scale mapping. A detailed adit sampling and mapping programme was initiated in early 2005 in order to (a) covert a significant portion of the resource from the Inferred to Indicated category, (b) gain an understanding on the controls and distribution of gold mineralization and (c) confirm the historical assay data. Over 40% of the historical adits and trenches were re-sampled and mapped. Comparison between historical and modern analytical results has shown that there is little variability and no evidence of bias between the two data sets. The adit re-sampling programme was successful in confirming the width and tenor of mineralization intersected in both trenches and adits and in converting 436,000 ounces of gold (4.56 million tonnes grading 2.97 g/t Au) from the initial 1,170,000 ounces (10.21 million tonnes grading 3.6 g/t Au) of Inferred Resource into the higher Indicated Resource category. The detailed mapping greatly improved the understanding on the controls of mineralization.

In November 2005, two Long-year 38 diamond drill rigs were mobilized to commence drilling on the identified historical targets and other targets outlined by the soil geochemical programme. By July 2006, 70 core holes totalling 9,442.21 metres (Phase I) had been completed and an additional resource update was undertaken. By May 2007, an additional 36 drill holes totalling 7,411.53 metres were completed in the newly identified targets and depth extensions to the known mineralization and on June 8, 2007 a new resource update was announced (see Table 1).

All fieldwork undertaken since the commencement of exploration in November 2004 has been determined to be compliant with National Instrument 43-101 ("NI 43-101").

On the basis of its findings to date, Banro decided to undertake a preliminary economic assessment (or "scoping study") of the gold deposits found at Namoya.

In April 2007, SENET was appointed by Banro the principal engineering company to compile this preliminary assessment report in accordance with NI 43-101.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

As a result, SENET undertook a technical visit to the DRC from 4 May 2007 to 8 May 2007. The objectives of the visit were to inspect the site of the Namoya deposits as well as the surrounding infrastructure and to assess the available information and data pertaining to the resource.

Part of SENET’s responsibilities was the oversight of the metallurgical testwork, preliminary process plant design, infrastructural needs and the overall capital and operating costs for the project.

In addition, SENET has liaised with Banro, SRK (Cardiff office in the United Kingdom), Knight Piesold Ltd. (Vancouver office in Canada) and SGS Lakefield (Johannesburg office in South Africa) for the inclusion of mineral resource estimates, the mining study, power plant information and metallurgical testwork respectively.

The engineering performed in preparing this report was limited to that deemed necessary to establish the essential elements of the Project in order to arrive at a logical conclusion as to the viability of the Project, taking into account the geology, mineral resources, mining, metallurgical testwork, processing, infrastructure, environmental considerations, capital and operating costs and economic valuation.

To verify and refine the findings of this preliminary assessment report, feasibility studies will be required to further define the mineral resources, determine ore reserves, mining plans and costs, transport and infrastructure costs, beneficiation plant capital and operational costs, marketing and sales, financing arrangements and any environmental and social impact assessments required.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Table 1: Namoya Project: Current Mineral Resource Estimates Using a 1.0 g/t Au Cut-Off

DEPOSIT	CLASS	MTonnes	GRADE (Au g/t)	METAL (MGrams Au)	CONTAINED GOLD (Ounces)
Mwendamboko	Indicated	4.095	4.05	16.573	532,800
Mwendamboko	Inferred	2.237	2.68	5.986	192,500
Kakula	Indicated	2.894	2.60	7.516	241,700
Kakula	Inferred	0.809	2.69	2.173	69,800
Namoya Summit	Indicated	1.936	2.64	5.111	164,300
Namoya Summit	Inferred	1.372	3.06	4.204	135,200
Muviringu	Inferred	2.656	2.62	6.968	224,000
Total	Indicated	8.925	3.27	29.200	938,800
	Inferred	7.074	2.73	19.331	621,500
Tonnage rounded to the nearest '000 and ounces rounded to the nearest '00.

This technical report summarizes the results obtained from the June 2007 mineral resource update for the Namoya Project, as well as the recently completed preliminary economic assessment of the Namoya Project. This report is intended to comply with the requirements of NI 43-101, including Form 43-101F1.

The "qualified persons" (within the meaning of NI 43-101) for the purposes of this report are Anthony Smith (an independent self-employed consultant) and Martin Pittuck of SRK (Mr. Pittuck is responsible for item 16.1 (the mining section) of this report). Mr. Pittuck last visited Namoya on October 12, 2006. His visit involved inspection of the drilling and sampling, review of storage and sample preparation, inspection of core, outcrop and geological interpretations.

1.2.	Reliance on Other Experts

Not applicable.

1.3.	Cautionary Notes

The preliminary economic assessment included in this report is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the conclusions reached in the preliminary economic assessment will be realized. Actual results may differ significantly.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure, except in the case of the preliminary economic assessment. Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study.

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this report, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

2.	PROPERTY DESCRIPTION & LOCATION

The Namoya Project is located in the northern part of Maniema Province in the east of the DRC, approximately 225 kilometres southwest of the town of Bukavu (Figures 1 and 2). The Namoya Project consists of one exploitation permit with an area centred at approximately 4.0° South and 27.5° East and covers an area of 174 km2 (Figures 3 and 4). Namoya Mining sarl, which is wholly-owned by Banro, has a 100% interest in the said permit.

Additional information regarding the Namoya Project with respect to property description and location is set out in the technical report of Michael B. Skead dated March 30, 2006 and entitled "NI 43-101 Technical Report, Namoya Project, Maniema Province, Democratic Republic of the Congo" (the "March 2006 Technical Report"). A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

3.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, PHYSIOGRAPHY AND INFRASTRUCTURE

Information regarding accessibility, climate, infrastructure, physiography and local resources is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

4.	HISTORY

Information regarding Namoya's exploration and mining history is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

5.	GEOLOGICAL SETTING

Information regarding geology is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

6.	DEPOSIT TYPES

Information regarding mineral deposit types is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

7.	MINERALIZATION

Information regarding mineralization is out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

8.	EXPLORATION

The exploration on the Namoya Project has been divided into historical exploration and that carried out from November 2004 to May 2007 (Recent Exploration).

8.1	Historical Exploration

Historical exploration on the Namoya Project is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

All the available geological and assay information for the area comes from work conducted by the Compagnie Zairoise d’Enterprises Minières (Cobelmin). Cobelmin ceased operations in

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

1961 due to civil unrest, and no further work appears to have been conducted in the area since. Artisanal miners continue to work in the area to this day.

The historical exploration data includes:

•	10,820 prospecting samples from 1,237 pits over an area of 4.5 km2;
•	519 samples from 12 trenches totalling 519 m;
•	10,144 samples from 103 adits and crosscuts totalling 8,530 m;
•	6,462 samples from 112 diamond drillholes totalling some 9,540 m; and
•	2,751 samples from four bench levels in the Mwendamboko open pit.

8.2	Recent Exploration

Banro commenced an exploration programme at Namoya in November 2004. This section, together with section 9 (“Drilling”), section 10 (“Sampling Method & Approach”), section 11 (“Sample Preparation, Analysis & Security”) and section 12 (“Data Verification”) relate to the exploration work conducted by Banro on the Namoya Project from November 2004 to the end of May 2007.

8.2.1	Regional Work

The regional exploration activities involved prospecting on a property scale as well as more regional studies designed to assist with the overall understanding of the geology in the region. The program included the interpretation of Landsat imagery map, regional mapping and soil sampling. Table 2 shows exploration statistics.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Table 2: Field Exploration Statistics – November 2004 to May 2007

Period	Grid	Adit	Trench	Samples
	(km)	(m)	(m)	Soil	Rock Chip	Hand Specimens	Petrography		Adit	Trench
							Thin	Polished
Nov-Dec ‘04	37.92	-	-	795	7	10	-	-	237	-
Jan-Dec ‘05	80.30	2,144	2,234.12	3,386	524	43	45	12	2262	1,707
Jan-Dec ‘06	313.33	61	2,532.54	5,953	152	9	32	12	64	2,537
Jan-May ‘07	15.44	0	971	0	43	1	0	6	0	971
Total	446.99	2,205	5,737.66	10,134	726	63	77	30	2,563	5,215

Landsat Imagery

A brief study of the Landsat data was conducted by SRK in 1998. Although the scale of the image is too small for detailed deposit scale work, some regional features were noted. The dominant trend throughout most of the region is northeast southwest, i.e. the Kibaran Metallogenic Province trend. This trend is present in the northern part of the image, throughout the Kamituga and Lugushwa Projects. There is a distinct and notable change in this orientation south of the Simunambi river where the major structures are oriented in a west-northwest-east-southeast direction. This orientation is seen over the Namoya Project. Figure 5 displays the regional and local Landsat images with the structural lineaments and faults that were noted during this work.

Regional Mapping

To aid in developing the regional and deposit scale geology, artisanal pits and rock exposures were sampled and mapped. Regolith mapping and mapping of drainage paths have also been conducted. A total of 726 rock chip/channel samples were collected during the period under review (Table 2). In addition, petrographic studies involving 30 polished sections and 77 thin sections were undertaken (Table 2).

Soil Geochemistry

Six different grids (Namoya, Kankurube, Kibiswa, Musumbukutu, Matonga and Yovote ridge and spur) were sampled (Figure 6). Cross-lines were spaced between 80 and 160 metre intervals

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

and varied in length between 1 and 4 km long. Soil geochemical samples are taken at 40 metre intervals along the cross-lines.

At the end of May 2007 field work, a total of 446.99 line kilometres had been cut and 10,134 (including 1,709 ridge and spur) soil geochemical samples collected and sent for analysis (Table 2). Only ridge and spur sampling was carried out on the Yovote grid. The soil geochemical grids were surveyed using differential GPS.

8.2.2	Prospect Scale

This involved exploring on a prospect scale and the studies designed to assist with the overall understanding of the geology of the prospects. The program included trenching and adit re-sampling and mapping. Table 2 shows exploration statistics.

Trenching

Trenching has been conducted over areas that display anomalous gold values resulting from the regional soil sampling, and also areas already defined by the historical studies and new targets generated by structural studies. Trenches were excavated by hand using picks and shovels until bedrock was intersected, generally at depths of 1-3 metres. The site geologist mapped all the trenches. A total of 5,737.66 metres of trenching were excavated and 5,215 channel samples were cut (Table 2). Channel samples were taken with a conventional hammer and chisel with 8-10 cm grooves cut in the floor of the trenches.

Adit Re-Sampling Programme

Adit re-sampling has been conducted in all accessible historical adits. The main objective of the adit re-sampling program was to confirm the tenor of grade and widths of mineralization as indicated in the historical data. The results obtained from the re-sampling programme are set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

The re-sampling program involved the use of a motorised saw, cutting consistent grooves 10 cm in width on one side of the adit at waist level. In selective zones, channels were made on either side of the adit walls. The 10 cm width cut in adit walls was to ensure that appropriate volume of material was sampled. 2,563 channel samples were cut from 40% of all historical adits (Table 2).

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Geological mapping was however carried out in all accessible drives and cross-cuts from the four prospects of Namoya Summit, Kakula, Muviringu and Mwendamboko. Detailed mapping of structure, alteration and mineralization was carried out in order to gain an understanding on the controls and distribution of mineralization. Statistically there is no apparent bias between historical and recent assays of the adits re-sampled.

9.	DRILLING

The first phase of the drilling at Namoya by Banro commenced in August 2005 and consisted of 70 diamond drill holes totaling 9,442.21 metres drilled parallel and close to or just below existing adit data. The drilling was designed first to test the accuracy and repeatability of the previous work and ultimately the validity of all the historical data and finally to increase the amount of Indicated Resource in the existing models.

This first phase confirmation-drilling programme was carried out on the 3 principal prospects of Mwendamboko, Kakula and Namoya Summit. Geosearch International Limited, an experienced drilling contract company based in South Africa, carried out the drilling programme on behalf of Banro using two Long-Year 38 rigs. The drill programme is fully helicopter supported, including rig moves. An A-Star 350 B2 helicopter (owned and operated by Wilddog Helicopters) was used for the moving of drills, materials and personnel from site to site.

All drill holes collars were surveyed with Real Time DGPS equipment. Drill holes collar azimuths were established at surface by using hand held compasses. Down-hole surveying of drill holes utilized a Reflex Single Shot or Flexit instrument, which measures both azimuth and dip. Orientation was carried out by the “Spear” method or other gravity-based Ezy Mark system.

As part of the second phase of drilling, 36 diamond drill holes totalling 7,411.53 metres were completed in May 2007. This phase of drilling was undertaken to follow-up newly identified targets and depth extensions to the known mineralization. Figure 7 shows the holes drilled to date at Namoya and Table 3 show the specifications of the drill holes.

Core recovery to date averages 89.5%. Most drill holes commence using PQ diameter, which is reduced to HQ and later NQ depending on the formation being drilled.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Table 3: Diamond Drill Hole Specifications

HOLE ID	NORTHING	EASTING	ELEVATION	EOH	AZIMUTH	INCL.	No. of
	(UTM)	(UTM)	(UTM)	(m)	(o)	(o)	SAMPLES	PROSPECT
NDD001	9557636.1	560960.1	978.62	127.5	236	-51	146	MM
NDD002	9557677.8	560954.3	979.35	90.8	236	-49	93	MM
NDD003	9557715.8	560939.5	979.97	127.5	236	-48	147	MM
NDD004	9557585.9	560954.6	979.11	46.8	236	-50	56	MM
NDD004B	9557585.2	560953.5	979.13	128.3	236	-52	146	MM
NDD005	9557716.0	560940.0	979.88	157.7	236	-66	184	MM
NDD006	9557538.9	560961.1	978.80	101.0	236	-55	115	MM
NDD007	9557758.0	560926.1	993.00	136.9	236	-51	158	MM
NDD008	9557774.5	560945.6	993.09	170.1	236	-51	188	MM
NDD009	9557561.1	560996.2	956.06	155.1	236	-53	189	MM
NDD010	9557736.8	560896.6	992.57	76.7	236	-50	81	MM
NDD011	9557616.8	560997.2	956.64	199.7	236	-51	209	MM
NDD012	9557773.0	560888.5	993.99	103.7	236	-51	111	MM
NDD013	9557806.7	560852.3	1003.95	136.8	236	-50	151	MM
NDD014	9557697.2	560981.3	963.99	172.8	236	-54	184	MM
NDD015	9557985.9	560723.0	957.74	103.9	236	-50	114	MM
NDD016	9558011.4	560693.5	947.94	157.9	236	-53	186	MM
NDD017	9557937.6	560715.2	979.09	112.8	236	-51	119	MM
NDD018	9557655.1	560983.8	964.33	152.4	236	-53	164	MM
NDD019	9557906.9	560722.1	984.44	115.8	236	-52	134	MM
NDD020	9557877.6	560753.1	985.92	94.9	236	-51	118	MM
NDD021	9557867.5	560801.8	984.86	115.8	236	-52	158	MM
NDD022	9557837.1	560823.3	996.71	130.8	236	-51	188	MM
NDD023	9556902.1	561526.4	945.36	111.3	290	-50	153	KK
NDD024	9556938.7	561555.3	945.80	114.6	290	-70	147	KK
NDD025	9556978.7	561575.6	945.27	137.0	290	-59	182	KK
NDD026	9557020.0	561585.8	945.33	142.2	290	-57	200	KK
NDD027	9557057.9	561601.0	932.89	105.4	290	-51	142	KK
NDD028	9557046.2	561634.7	912.03	163.0	290	-54	191	KK
NDD029	9556279.9	561827.3	904.98	108.8	360	-55	128	KK
NDD030	9557011.2	561616.5	922.04	161.1	290	-52	217	KK
NDD031	9556279.7	561828.4	905.08	60.9	5	-65	76	KK
NDD032	9556966.9	561606.6	923.77	134.0	290	-52	165	KK
NDD033	9556925.5	561591.3	921.75	120.0	290	-65	151	KK
NDD034	9556513.4	561854.7	971.67	111.8	233	-53	123	NS

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

HOLE ID	NORTHING	EASTING	ELEVATION	EOH	AZIMUTH	INCL.	No. of
	(UTM)	(UTM)	(UTM)	(m)	(o)	(o)	SAMPLES	PROSPECT
NDD035	9556447.6	561908.1	973.08	87.7	233	-59	109	NS
NDD036	9556513.4	561854.7	971.67	124.8	233	-58	158	NS
NDD037	9556457.6	561850.0	978.36	78.8	233	-60	97	NS
NDD038	9556493.8	561827.7	982.56	76.4	233	-52	99	NS
NDD039	9556512.9	561855.9	971.78	380.0	233	-53	467	NS
NDD040	9556593.7	561828.8	957.14	112.8	233	-50	153	NS
NDD041	9556571.8	561802.2	975.50	69.5	233	-55	115	NS
NDD042	9556541.6	561827.6	978.99	112.9	233	-54	146	NS
NDD043	9556561.8	561852.3	957.20	125.1	233	-50	186	NS
NDD044	9556529.0	561875.0	957.33	141.9	233	-57	238	NS
NDD045	9556491.6	561896.4	957.30	128.3	233	-60	180	NS
NDD046	9556470.1	561936.2	957.39	153.6	233	-65	237	NS
NDD047	9556505.3	561908.4	949.35	148.9	233	-78	227	NS
NDD048	9556469.6	561937.1	957.43	111.4	180	-55	153	NS
NDD049	9557118.6	561607.8	917.23	132.2	270	-51	193	KK
NDD050	9557161.4	561582.3	921.41	110.5	270	-50	170	KK
NDD051	9557237.6	561526.6	907.25	136.3	270	-51	202	KK
NDD052	9557201.8	561546.2	915.50	91.2	270	-52	120	KK
NDD053	9557277.6	561504.6	895.18	137.2	270	-52	166	KK
NDD054	9557116.9	561634.3	905.50	163.7	270	-54	206	KK
NDD055	9557147.6	561611.9	910.02	160.8	270	-55	232	KK
NDD056	9557198.6	561588.4	900.75	142.8	270	-53	187	KK
NDD057	9557236.9	561577.2	885.19	184.8	270	-52	237	KK
NDD058	9556953.3	561639.7	903.04	159.7	290	-51	213	KK
NDD059	9556998.2	561656.6	893.69	142.6	290	-51	189	KK
NDD060	9557500.8	560978.9	972.86	109.2	236	-52	133	MW
NDD061	9557708.6	560997.3	955.88	239.0	236	-63	307	MW
NDD062	9557740.7	560983.8	968.35	184.8	236	-55	192	MW
NDD063	9557888.4	560827.3	994.16	154.7	236	-55	156	MW
NDD064	9558020.6	560648.3	937.92	103.9	236	-52	117	MW
NDD065	9557933.3	560758.2	963.80	155.1	236	-52	161	MW
NDD066	9557887.1	560419.5	929.57	206.1	225	-51	212	MV
NDD067	9557767.6	560557.9	934.37	128.1	225	-50	119	MV
NDD068	9557034.7	561670.7	889.42	153.1	290	-57	146	KK
NDD069	9556562.8	561918.6	918.76	211.9	233	-50	191	NS
NDD070	9556556.5	561978.6	892.98	212.0	233	-53	190	NS

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

HOLE ID	NORTHING	EASTING	ELEVATION	EOH	AZIMUTH	INCL.	No. of
	(UTM)	(UTM)	(UTM)	(m)	(o)	(o)	SAMPLES	PROSPECT
NDD071	9556587.4	561885.7	927.51	189.2	233	-50	173	NS
NDD072	9557827.2	560485.6	929.65	197.0	225	-50	187	MV
NDD073	9557766.6	560158.7	896.42	152.2	360	-50	143	MV
NDD074	9557740.6	560234.3	903.47	103.9	360	-50	87	MV
NDD075	9557682.9	561021.0	945.94	210.2	236	-54	188	MW
NDD076	9557733.1	561032.9	945.68	262.8	236	-60	248	MW
NDD077	9557084.2	560616.0	817.18	160.6	205	-50	137	SK
NDD078	9557054.4	560677.3	820.38	172.6	205	-56	167	SK
NDD079	9557794.2	560969.8	993.54	269.0	236	-56	262	MW
NDD080	9557795.6	560918.7	998.70	230.3	236	-56	220	MW
NDD081	9557767.6	561011.5	967.46	220.8	236	-59	188	MW
NDD082	9557686.1	560670.2	939.02	22.9	225	-50	16	MV
NDD083	9557686.3	560670.4	939.02	172.8	225	-60	166	MV
NDD084	9557917.3	560451.7	914.60	253.7	225	-50	239	MV
NDD085	9557840.3	560424.1	939.70	127.8	225	-50	134	MV
NDD086	9557799.5	560587.7	924.91	196.9	225	-53	200	MV
NDD087	9557097.8	561324.1	897.95	172.7	180	-50	173	KK
NDD088	9556611.2	561916.7	902.59	199.7	233	-53	187	NS
NDD089	9556425.6	562013.9	949.80	232.8	180	-55	227	FB
NDD090	9556410.6	561963.7	972.74	196.7	180	-57.5	183	FB
NDD091	9556410.6	561963.7	972.74	238.9	180	-62	228	FB
NDD092	9556590.0	561946.2	894.48	169.7	233	-50	151	NS
NDD093	9556584.7	562013.2	871.25	190.7	233	-50	187	NS
NDD094	9557107.0	560580.1	807.03	217.7	205	-50	216	SK
NDD095	9557642.0	560756.1	940.84	262.7	56	-50	256	MW
NDD096	9557640.7	560755.0	940.66	247.8	225	-60	237	MW
NDD097	9557713.5	560646.2	948.15	189.8	225	-60	174	MV
NDD098	9557715.6	560697.6	947.83	175.9	225	-60	182	MV
NDD099	9557806.5	561134.1	907.36	412.8	236	-56	432	MW
NDD100	9556618.2	562049.9	854.93	250.7	233	-51	227	NS
NDD101	9556654.2	562027.2	851.45	299.9	233	-55	294	NS
NDD102	9556152.2	563598.1	806.72	113.4	45	-50	102	KG
NDD103	9557673.9	560717.3	938.14	190.9	225	-62	195	MV
NDD104	9557828.6	561019.5	971.70	321.0	236	-57	319	MW
NDD105	9556546.5	562027.8	881.22	232.9	233	-57	204	NS

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Infill and extension drilling is currently in progress with holes designed to further test the depth and strike extensions of the existing geological model and provide assay data in areas of sparse data to raise the confidence of the modelled mineralized zones. Exploration drilling has also been designed to test new anomalies highlighted from the regional ground prospecting targets.

10.	SAMPLING METHOD & APPROACH

The information in this section of the report relates to Banro's current exploration programme at Namoya.

10.1	Soil Geochemistry

A detailed soil geochemical sampling program was implemented as part of the regional programme. This survey involved gridding at 80 x 40 metres over the known mineralized trend. Outside the main corridor, ridge and spur soil sampling was introduced as a first pass target generation programme followed by soil sampling at 160 x 40 metres on the other grids. A total of 10,134 soil samples involving 446.99 km of gridding and including 1,709 ridge and spur soil samples were collected (Table 2).

Approximately 4 to 6 kg of soil was taken from each sample site, below the upper soil horizon containing vegetative matter. The average sample depth was 35 cm. Features such as grid co-ordinates of each sample location, depth, colour of soil, horizon, grain size, fragments, slope angle and slope orientation are recorded at each sample site in the sample book. This data is later transferred into electronic format for which there are standard formats. Soil samples are collected and placed in a plastic sample bag. A wet strength sample tag with a unique sample number is assigned to each sample and placed in the sample bag. In addition the sample number and grid co-ordinates of each sample location are scribed onto an aluminium tag. The aluminium tag is placed in the bottom of each sample pit and covered. This is done as grid pegs are often removed by the local inhabitants.

The sample books are designed so that six (6) random numbers (i.e. six pages) per fifty (50) numbers have been removed from the books. This is done to ensure that standards, duplicates and blanks can be inserted and the field geologists do not have to remember to skip numbers while conducting their daily field activities.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

The soil samples are shipped to the Banro sample preparation facility in Bukavu, DRC. Each shipment between the field and Bukavu has a covering despatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample dispatch sheets and those samples physically received at the Bukavu sample preparation laboratory, the problem is immediately dealt with via HF radio communications and the problem rectified. Pulp samples of approximately 150 g each are shipped by DHL in batches to SGS in Mwanza, Tanzania.

The analytical statistics to the soil geochemical sampling programme is presented in Table 4. A soil anomaly map showing plus 100 ppb gold in soil is presented here as Figure 8.

Table 4: Soil Sampling Analytical Statistics

Prospect or Grid	Number of Samples	Gold (g/t)
		Minimum	Maximum	Mean	Std. Deviation
Soils	8,425	0.005	6.23	0.037	0.173
Ridge and Spur	1,709	0.005	0.77	0.015	0.026
Total	10,134

10.2	Trench, Channel and Rock Samples

Trench sampling is carried out by channelling a sample along the floor of the trench. Each channel is approximately 10 centimetres wide and 3 to 5 centimetres deep. Sampling is carried out "geologically", i.e. sample intervals were determined by geological features, and not done simply on a meter-by-meter basis. In homogeneous rock, the maximum sample interval is 1 metre. The minimum sample interval employed is 0.3 m. Veins, altered zones, or distinct geological units were sampled so that the contacts were a standard 2 cm within the sample boundaries. Sample weights are recorded and vary between 3 kilograms and 6 kilograms. Channel sample methodology is similar to that described for trenches above.

A total of 5,737.66 metres of trenches had been excavated by May 2007 and 5,215 trench samples collected. In addition, 726 channel/rock chip samples were collected during the period under review (Table 2).

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Sample tickets and the paper trail of sample movement are as described in section 10.1. Significant analytical results to the trench sampling program are presented in Table 5.

Table 5: Significant Trench Intersections

DEPOSIT	TRENCH ID	FROM (m)	TO (m)	INT_LENGTH (m)	Au (g/t)
Kakula	KKT4D	29.00	38.00	9.00	10.08
Namoya Summit	NST3	6.00	12.00	6.00	1.33
	NST5	9.00	34.00	25.00	2.94
	NST4	0.00	4.00	4.00	27.33
	NST4	29.00	32.00	3.00	3.57
Mwendamboko	MBT2	0.00	5.00	5.00	2.31
	MBT3	0	59.00	59.00	2.79
	MBT4	35.00	36.90	1.90	1.30

10.3.	Adit Sampling

As part of the historical data verification programme, the following field sampling methods were undertaken:

•

Adits and crosscuts totalling 2,205 metres were re-sampled and mapped and 2,563 samples were collected from Namoya Summit, Kakula, Muviringu and Mwendamboko (Table 2). This represents over 40% of the available historical adits of the four prospects.

Sampling was carried out “geologically”, i.e. sample intervals were determined by geological features, and not done simply on a meter-by-meter basis. In homogeneous rock, the maximum sample interval was 1 metre. The minimum sample interval employed is 0.3 m. Veins, altered zones, or distinct geological units were sampled so that the contacts were a standard 2 cm within the sample boundaries. Table 6, shows the significant adit intersections.

Table 6: Significant Adit Intersections

DEPOSIT	HOLE ID	FROM (m)	TO (m)	INT_LENGTH (m)	Au (g/t)
Seketi	SB1065	0.0	3.8	3.8	3.91
	SB1065	173.7	177.0	3.3	4.70
	SB1065	234.0	243.0	9.0	1.28

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

DEPOSIT	HOLE ID	FROM (m)	TO (m)	INT_LENGTH (m)	Au (g/t)
Kakula	KK1200NS-W	125.0	139.0	14.0	1.94
	KK1200NS-W	179.0	192.0	13.0	4.12
	KK1200NS-W	260.0	269.0	9.0	2.06
Kakula	KK1200NS-W	283.0	287.0	4.0	3.51
	KK1200NE-W	1.0	16.0	15.0	5.02
	KK1200NE-W	35.0	52.0	17.0	1.97
	KTBNE-W	26.0	38.0	12.0	1.19
	KK4N-EA	1.0	3.0	2.0	1.44
	KK1240NS-WA	40.0	45.0	5.0	4.19
	KK1240NS-WA	48.0	57.0	9.0	2.55
	KK4N-W	7.0	20.5	13.5	1.84
	KK1240NS-WB	9.0	17.0	8.0	2.25
	KK3N-W	2.0	12.0	10.0	2.49
	KK3N-E	7.0	18.0	11.0	3.38
	KK6N-WB	0.0	4.0	4.0	3.38
	KK6N-WB	18.0	20.6	2.6	4.06
	KK5N-EA	0.0	8.0	8.0	3.78
	KK5N-EA	12.0	15.2	3.2	1.29
	KK5N-EB	0.0	5.0	5.0	3.65
	KK1240NS-W	0.0	13.0	13.0	5.95
	KK6N-WC	0.0	7.0	7.0	2.27
	KK6N-WC	11.0	17.0	6.0	1.3
	KK6N-WC	20.0	22.0	2.0	1.33
	KTBNW-WS	0.0	16.2	16.2	1.71
	K7S	50.0	70.0	20.0	3.57
Namoya Summit	NS7	9.0	26.0	17.0	4.52
	NS1	51.0	75.0	24.0	2.22
Mwendamboko	1200S-W	120.0	128.0	8.0	3.12
		145.0	153.0	8.0	2.49
		160.0	169.0	9.0	2.76
	1200SC-X1	8.0	15.3	7.3	1.92
		81.0	82.9	1.9	2.52
	1200N-E	231.0	236.6	5.6	7.09
		328.0	330.5	2.5	2.85
		338.0	342.0	4.0	3.74
		355.0	370.0	15.0	3.08

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

DEPOSIT	HOLE ID	FROM (m)	TO (m)	INT_LENGTH (m)	Au (g/t)
	1200NC-X1	7.0	12.0	5.0	0.83
		16.0	24.0	8.0	1.34
	G19N	46.0	58.0	12.0	1.13
	G23N	43.0	53.0	10.0	1.08
		71.0	83.0	12.0	1.73
Muvirngu	MV1S	31.0	33.0	2.0	6.14
	MV1S	51.0	54.0	3.0	10.19
		66.0	80.0	14.0	1.62
		99.0	102.0	3.0	1.20
		109.0	111.0	2.0	5.11
	1200S	0	5.0	5.0	4.37
Filon B		15.0	34.0	19.0	3.77

10.4.	Drill Core Samples

The entire length of each drill hole was sampled, resulting in the collection of 18,752 samples from 15,853.74 metres of drill core. All sampling is carried out "geologically", i.e. sample intervals are determined by geological features, and not done simply on a meter-by-meter basis.

In homogeneous rock, the maximum sample interval is 1 m. The minimum sample interval is 0.3 m. As shown in Table 7, 0.3 metres of split HQ core provide approximately 1.29 kg of material for analysis.

Table 7: Relationship Between Core Length and Sample Weight

Sample Length (HQ Core)	Weight of Sample*
1.00 m	4.30 kg
0.50 m	2.15 kg
0.30 m	1.29 kg

*Assumes 2 mm loss on cutting, and a RD of 2.7.

Veins, altered zones, or distinct geological units are sampled so that the contacts are a standard 2 cm within the sample boundaries. The drill core is usually marked-up by the geologist responsible and split in half using a diamond saw.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

The samples were cut at site and shipped to the Bukavu, DRC sample preparation laboratory for processing. The sample pulps were then sent to the SGS laboratory in Mwanza, Tanzania to be analyzed for gold by 50 grams fire assay. Analytical statistics for gold in drill core is presented in Table 8.

Table 8: Drill Core Sampling Analytical Statistics

No. of Samples	Gold (g/t)
	Minimum	Maximum	Mean	Std. Dev.
18,752	0.005	173.00	0.473	3.708

The width of the various Namoya ore bodies varies from less than a 1 m to 25 m (Table 9). The orientations of the ore bodies were determined from the initial detailed mapping of adits, trenches and modelling work carried out on the historical data of the deposits. Table 9 presents significant intersections from the drilling program.

Table 9: Significant Drill Hole Intersections

	MINERALIZATION
HOLE ID	FROM	TO	LENGTH	TRUE WIDTH	Au
	(m)	(m)	(m)	(m)	(g/t)
NDD001	20.82	41.03	20.21	15.76	4.45
Including	29.45	31.52	2.07	1.61	33.65
	75.95	78.00	2.05	1.60	7.43
NDD002	29.00	35.00	6.00	4.68	1.32
	56.05	63.00	6.95	5.42	2.99
	71.61	90.83	19.22	14.99	10.54
Including	83.00	87.00	4.00	3.12	37.53
NDD003	40.72	67.26	26.54	20.70	5.96
Including	41.43	43.00	1.57	1.22	9.95
	58.76	62.00	3.24	2.53	14.07
	64.82	67.26	2.44	1.90	30.65
NDD004B	37.87	43.82	5.95	4.64	3.55
	63.60	92.66	29.06	22.67	1.64
NDD005	12.50	16.86	4.36	3.40	4.39
	52.95	92.32	39.37	30.71	3.63
Including	59.73	64.30	4.57	3.56	6.09

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

	MINERALIZATION
HOLE ID	FROM	TO	LENGTH	TRUE WIDTH	Au
	(m)	(m)	(m)	(m)	(g/t)
	81.00	83.72	2.72	2.12	14.95
	130.79	136.06	5.27	4.11	2.46
NDD006	43.41	49.13	5.72	4.46	1.30
	79.52	83.02	3.50	2.73	3.56
NDD007	0.00	6.94	6.94	5.41	2.15
	79.94	82.00	2.06	1.61	28.72
	87.37	91.06	3.69	2.88	1.27
NDD008	0.00	9.67	9.67	7.54	1.86
	90.44	92.40	1.96	1.53	5.04
	110.23	124.25	14.02	10.94	9.20
Including	115.15	121.15	6.00	4.68	19.26
NDD009	82.71	85.91	3.20	2.50	1.24
	101.70	108.32	6.62	5.16	1.34
NDD010	3.00	4.63	1.63	1.27	2.81
	13.44	20.95	7.51	5.86	1.97
NDD010	42.30	54.66	12.36	9.64	16.66
Including	42.30	46.66	4.36	3.40	54.59
NDD011	58.68	61.00	2.32	1.81	2.22
	65.68	67.68	2.00	1.56	1.52
	73.40	77.36	3.96	3.09	5.83
	142.25	146.42	4.17	3.25	2.13
	174.94	176.63	1.69	1.32	35.13
NDD012	78.00	88.65	10.65	8.31	1.44
NDD013	58.81	60.00	1.19	0.93	15.55
	68.52	82.11	13.59	10.60	1.54
	67.69	77.12	9.43	7.36	9.68
Including	73.60	77.12	3.52	2.75	24.04
	137.82	151.20	13.39	10.44	4.85
NDD015	64.73	66.82	2.09	1.63	0.79
NDD016	109.67	114.80	5.09	3.97	2.67
	120.18	125.30	5.08	3.96	1.57
	135.28	136.20	0.95	0.74	2.99
NDD017	18.39	20.70	2.31	1.80	0.91
NDD018	19.04	21.37	2.33	1.82	1.06

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

	MINERALIZATION
HOLE ID	FROM	TO	LENGTH	TRUE WIDTH	Au
	(m)	(m)	(m)	(m)	(g/t)
	70.65	71.27	0.62	0.48	3.37
	76.90	78.56	1.66	1.29	0.99
	101.91	105.80	3.92	3.06	4.57
	122.15	126.80	4.62	3.60	7.16
	131.00	137.00	6.02	4.70	3.25
	144.40	152.40	7.98	6.22	38.63
Including	144.40	146.90	2.49	1.94	108.90
NDD020	92.00	93.00	1.00	0.78	1.02
NDD021	19.82	21.30	1.48	1.15	1.18
	47.82	50.25	2.43	1.90	3.90
	55.80	59.15	3.35	2.61	15.44
	67.65	81.85	14.20	11.08	1.61
NDD022	48.31	51.72	3.41	2.66	1.44
	65.50	67.00	1.50	1.17	2.50
	80.70	89.51	8.81	6.87	2.20
NDD024	53.80	69.51	15.71	12.25	2.77
Including	59.26	62.19	2.93	2.29	7.04
NDD025	51.40	52.20	0.80	0.62	9.79
	68.56	79.10	10.54	8.22	1.64
	85.00	91.60	6.60	5.15	1.28
NDD026	11.80	13.83	2.03	1.58	6.39
	31.60	47.34	15.74	12.28	7.46
Including	32.79	39.07	6.28	4.90	14.06
	52.52	57.31	4.79	3.74	1.21
	85.93	91.13	5.20	4.06	6.29
	99.57	109.00	9.43	7.36	8.25
Including	103.57	105.80	2.25	1.76	16.76
NDD027	37.86	40.95	3.09	2.41	3.75
	54.76	67.39	12.63	9.85	1.53
NDD028	55.10	62.20	7.10	5.54	16.01
NDD030	27.62	29.40	1.78	1.39	1.23
	36.81	37.90	1.09	0.85	1.60
	48.13	55.88	7.75	6.05	2.00
	72.78	74.90	2.12	1.65	1.50

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

	MINERALIZATION
HOLE ID	FROM	TO	LENGTH	TRUE WIDTH	Au
	(m)	(m)	(m)	(m)	(g/t)
	88.67	91.51	2.84	2.22	5.20
	97.00	107.40	10.40	8.11	4.50
Including	103.10	103.90	0.80	0.62	28.50
NDD032	75.40	90.68	15.28	11.92	1.68
	67.62	68.18	0.56	0.44	3.59
	71.20	72.91	1.71	1.33	3.15
	62.91	91.55	28.64	22.34	3.14
	Includes:
	62.91	66.00	3.09	2.41	7.05
	79.80	82.40	2.60	2.03	7.72
	85.96	87.58	1.62	1.26	5.67
NDD036	49.00	52.63	3.63	2.83	5.52
	62.56	80.32	17.76	13.85	5.27
	87.20	96.14	8.94	6.97	2.19
NDD037	27.88	44.05	16.17	12.61	3.14
NDD038	41.63	60.90	19.27	15.03	3.70
	Includes:
	42.86	47.00	4.14	3.23	8.71
NDD040	28.00	34.14	6.41	5.00	2.08
NDD041	10.60	16.92	6.32	4.93	1.05
	19.65	24.36	4.71	3.67	1.44
NDD042	29.55	34.02	4.47	3.49	2.47
	39.30	43.01	3.71	2.89	3.45
	46.13	53.73	7.60	5.93	14.04
	Includes:
	46.13	47.86	1.73	1.35	34.99
NDD043	32.64	34.78	2.14	1.67	1.47
	56.33	66.44	10.11	7.89	3.00
	Includes:
	58.00	60.49	2.49	1.94	7.02
	114.60	118.45	3.85	3.00	3.41
NDD044	76.90	87.83	10.93	8.53	7.13
NDD045	69.13	70.85	1.72	1.34	4.06
	77.14	89.46	12.32	9.61	3.62

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

	MINERALIZATION
HOLE ID	FROM	TO	LENGTH	TRUE WIDTH	Au
	(m)	(m)	(m)	(m)	(g/t)
NDD046	109.22	116.97	7.75	6.05	2.05
NDD047	100.50	117.74	17.24	13.45	3.09
	Includes:
	108.38	110.57	2.19	1.71	4.93
	129.60	133.30	3.70	2.89	2.01
NDD048	No significant intersection			0.00
NDD049	63.87	74.00	10.13	7.90	1.83
	77.38	84.76	7.38	5.76	3.78
NDD050	3.05	13.00	9.95	7.76	4.42
	37.57	39.86	2.29	1.79	0.86
	57.27	61.20	3.93	3.07	1.82
NDD051	22.14	23.67	1.53	1.19	5.31
	28.65	30.40	1.75	1.37	1.12
	38.45	39.40	0.95	0.74	3.69
	41.60	42.02	0.42	0.33	16.80
	57.40	59.10	1.70	1.33	5.75
NDD052	No significant intersection
NDD054	84.24	85.43	1.19	0.93	2.77
	100.51	107.47	6.96	5.43	1.47
NDD055	68.56	70.44	1.88	1.47	1.47
	78.74	80.53	1.79	1.40	25.73
	87.94	90.55	2.61	2.04	3.01
NDD056	No significant intersection
NDD057	6.76	7.79	1.03	0.80	2.81
	108.22	110.28	2.06	1.61	2.32
	114.38	116.29	1.91	1.49	30.64
	171.59	174.53	2.94	2.29	1.26
NDD058	21.43	26.16	4.73	3.69	1.00
	53.97	55.33	1.36	1.06	1.59
	97.70	102.14	4.44	3.46	15.85
NDD059	62.92	65.23	2.31	1.80	1.93
	98.90	101.18	2.28	1.78	0.96
	119.86	126.48	6.62	5.16	2.29
NDD060	No significant intersection

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Banro Corporation
Namoya Gold Project DRC

	MINERALIZATION
HOLE ID	FROM	TO	LENGTH	TRUE WIDTH	Au
	(m)	(m)	(m)	(m)	(g/t)
NDD061	100.28	103.40	3.12	2.43	1.08
	114.00	114.96	0.96	0.75	10.40
	160.52	163.08	2.56	2.00	1.55
	170.47	192.67	22.20	17.32	7.75
	Includes:
	182.30	191.42	9.12	7.11	16.14
NDD062	109.80	112.80	3.00	2.34	2.96
	125.80	131.53	5.73	4.47	7.81
	171.85	177.48	5.63	4.39	2.60
NDD063	123.90	130.70	6.80	5.30	1.98
NDD064	20.10	21.10	1.00	0.78	1.33
	82.52	85.83	3.31	2.58	8.60
NDD065	37.60	44.00	6.40	4.99	1.71
	60.00	61.04	1.04	0.81	1.56
NDD066	120.79	122.60	1.81	1.41	1.01
	129.34	139.73	10.39	8.10	6.63
NDD067	0.00	7.64	7.64	5.96	1.97
	28.30	30.64	2.34	1.83	0.96
	84.25	90.00	5.75	4.49	1.72
NDD068	76.58	80.16	3.58	2.79	2.09
	106.28	110.24	3.96	3.09	0.83
	117.24	119.00	1.76	1.37	3.47
NDD069	73.13	88.13	15.00	11.70	2.15
	91.25	93.20	1.95	1.52	1.01
NDD070	34.00	40.40	6.40	4.99	1.25
	93.50	94.56	1.06	0.83	5.77
	108.00	113.30	5.30	4.13	17.04
	158.42	160.20	1.78	1.39	13.61
	170.04	171.54	1.50	1.17	1.15
	185.04	186.58	1.54	1.20	3.84
	65.36	67.52	2.16	1.68	1.02
	112.30	117.48	5.18	4.04	2.17
	138.60	142.35	3.75	2.93	2.01
NDD072	60.68	62.50	1.82	1.42	3.03

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

	MINERALIZATION
HOLE ID	FROM	TO	LENGTH	TRUE WIDTH	Au
	(m)	(m)	(m)	(m)	(g/t)
NDD073	15.44	16.09	0.65	0.51	4.37
	39.83	41.55	1.72	1.34	1.34
	80.69	81.45	0.76	0.59	12.60
	100.36	101.36	1.00	0.78	2.33
NDD074	84.15	85.15	1.00	0.78	6.54
NDD075	79.32	82.10	2.78	2.17	0.71
	85.29	86.88	1.59	1.24	1.13
	133.00	134.51	1.51	1.18	13.96
	140.87	157.65	16.78	13.09	2.91
	Includes:
	150.00	151.00	1.00	0.78	25.10
	155.98	157.65	1.67	1.30	7.02
NDD076	148.23	149.10	0.87	0.68	1.42
	204.89	224.40	19.53	15.23	2.80
	Includes:
	213.68	216.87	3.19	2.49	6.44
	258.80	259.75	0.95	0.74	2.20
NDD077	23.18	24.18	1.00	0.78	2.29
	36.03	38.78	2.75	2.15	1.27
	47.46	60.74	13.28	10.36	1.54
	67.80	76.05	8.25	6.44	0.83
	84.05	87.05	3.00	2.34	0.83
	93.35	94.35	1.00	0.78	0.98
	129.75	136.68	6.93	5.41	5.65
NDD078	12.48	14.48	2.00	1.56	2.05
	35.73	39.60	3.87	3.02	0.99
	76.78	78.74	1.96	1.53	2.02
NDD079	2.30	9.33	7.03	5.48	0.76
	209.35	220.76	11.41	8.90	10.24
NDD080	75.30	77.21	1.91	1.49	1.26
	91.00	96.90	5.90	4.60	2.73
	147.12	152.58	5.46	4.26	3.05
NDD081	No significant intersection
NDD082	6.80	7.80	1.00	0.78	3.29

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

	MINERALIZATION
HOLE ID	FROM	TO	LENGTH	TRUE WIDTH	Au
	(m)	(m)	(m)	(m)	(g/t)
	14.25	22.85	8.60	6.71	1.09
NDD083	24.80	33.12	8.32	6.49	1.61
	44.28	52.78	8.50	6.63	1.33
	83.40	89.57	6.17	4.81	2.95
	95.00	96.00	1.00	0.78	1.01
	117.63	118.13	0.50	0.39	4.96
	123.50	125.50	2.00	1.56	1.63
	133.50	135.50	2.00	1.56	4.06
NDD084	128.05	130.00	1.95	1.52	0.71
	159.40	160.82	1.42	1.11	1.44
NDD085	35.80	37.80	2.00	1.56	1.14
	65.53	71.46	5.93	4.63	1.89
	75.74	76.46	0.72	0.56	5.79
	91.12	93.59	2.47	1.93	0.90
	101.05	105.18	4.13	3.22	1.04
	117.00	118.00	1.00	0.78	3.63
NDD086	47.78	49.11	1.33	1.04	1.84
	104.82	105.82	1.00	0.78	2.01
	122.51	123.51	1.00	0.78	0.95
	139.70	140.70	1.00	0.78	3.35
	143.34	144.40	1.06	0.83	1.54
	161.00	163.78	2.78	2.17	6.86
NDD087	169.78	170.78	1.00	0.78	5.87
NDD088	59.19	62.13	2.94	2.29	18.79
	69.16	70.85	1.69	1.32	1.34
	74.00	74.63	0.63	0.49	3.59
	134.00	135.43	1.43	1.12	2.64
NDD089	No significant intersection
NDD090	10.16	10.72	0.56	0.44	3.09
NDD091	No significant intersection
NDD092	80.70	88.70	8.00	6.24	5.84
	96.00	104.60	8.60	6.71	1.27
NDD093	115.15	147.25	32.10	25.04	3.93
	Includes:		6.90		10.66

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

	MINERALIZATION
HOLE ID	FROM	TO	LENGTH	TRUE WIDTH	Au
	(m)	(m)	(m)	(m)	(g/t)
	140.35	147.25		5.38
NDD094	No significant intersection
NDD095	0.00	2.95	2.95	2.30	2.54
	194.00	195.38	1.38	1.08	2.56
	213.70	214.70	1.00	0.78	2.81
NDD096	0.00	8.27	8.27	6.45	0.95
NDD097	3.00	4.14	1.14	0.89	1.30
	51.00	55.29	4.29	3.35	0.92
	60.78	65.90	5.12	3.99	1.46
	70.90	74.80	3.90	3.04	1.85
	128.54	130.18	1.64	1.28	1.30
	142.73	147.26	4.53	3.53	5.54
	151.26	153.26	2.00	1.56	3.85
NDD098	77.30	77.86	0.56	0.44	10.70
	85.00	87.47	2.47	1.93	2.09
	91.12	96.60	5.48	4.27	10.74
	102.86	114.00	11.14	8.69	1.99
	125.40	139.00	13.60	10.61	1.87
	141.50	159.06	17.56	13.70	3.51
NDD099	52.65	53.18	0.53	0.41	4.45
	148.80	152.51	3.71	2.89	3.20
	156.83	157.83	1.00	0.78	0.98
	168.75	173.00	4.25	3.32	0.61
	177.00	179.52	2.52	1.97	2.16
	327.00	331.08	4.08	3.18	3.13
	353.47	374.80	21.33	16.64	6.56
	Includes:
	368.00	373.05	5.05	3.94	24.34
NDD100	11.18	16.60	5.42	4.23	2.00
	46.00	48.00	2.00	1.56	1.49
	171.00	179.30	8.30	6.47	4.91
	Includes:
	174.30	179.30	5.00	3.90	7.46
	184.47	185.15	0.68	0.53	1.78

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

	MINERALIZATION
HOLE ID	FROM	TO	LENGTH	TRUE WIDTH	Au
	(m)	(m)	(m)	(m)	(g/t)
	188.30	189.00	0.70	0.55	1.12
NDD101	4.00	5.00	1.00	0.78	1.07
	24.56	25.53	0.97	0.76	1.97
	27.53	28.53	1.00	0.78	1.09
	192.90	193.50	0.60	0.47	1.86
NDD102	15.60	26.00	10.40	8.11	2.63
	31.60	34.40	2.80	2.18	1.16
	42.00	44.76	2.76	2.15	1.10
	48.35	49.00	0.65	0.51	1.19
	54.75	62.49	7.74	6.04	1.87
NDD103	67.77	69.51	1.74	1.36	12.11
	172.15	172.85	0.70	0.55	1.46
	174.94	178.34	3.40	2.65	2.34
NDD104	314.13	315.16	1.00	0.78	3.60
NDD105	110.00	116.42	6.42	5.01	1.75
	122.36	123.49	1.13	0.88	25.38
	166.71	189.69	22.98	17.92	5.23
	Includes:
	170.45	179.00	8.55	6.67	12.29

11.	SAMPLE PREPARATION, ANALYSES & SECURITY
11.1	Statement

Banro runs its own sample preparation facility in Bukavu, DRC using its own full-time employees. ALS Chemex, Johannesburg built the sample preparation facility for Banro. ALS Chemex management were on site to train Banro staff and commission the facility in September 2005. Analysis of samples is currently undertaken by the SGS laboratory in Mwanza, Tanzania which serves as the primary laboratory, and Genalysis in Western Australia serves as the umpire laboratory. Both SGS and Genalysis are internationally (NATA) accredited and utilise conventional sample preparation, sample analysis and associated quality control protocols.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

11.2	Sample Preparation and Analysis

The in-house sample preparation facility is a containerised laboratory specially designed by ALS Chemex but managed by Banro with periodic laboratory audits carried out by external consultants. The laboratory has been audited on separate occasions by the following: Tony Martin (SRK) in October 2005, Terence Howard (ALS) in February 2006 and Theonest Bahemuka (SGS) in August 2006. In November 2006 Martin Pittuck (SRK) reviewed the laboratory protocols and procedures and in March 2007 George Siasios (SGS-Mwanza) audited the sample preparation facility in Bukavu, DRC.

All field samples are delivered to the Banro sample preparation facility in Bukavu, DRC. Individual sample bags are sealed with a cable tie and the individual sample bags placed in large white bags that will hold between 20 and 30 kg of sample. Each shipment between the field and Bukavu has a covering despatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample sheets and those samples physically received at the Bukavu sample preparation laboratory, the problem is immediately dealt with via HF radio communications and a reconciliation report sent by mail to the Senior Project Geologist. Pulp samples, of approximately 150 g, are placed in brown packet envelopes, which in turn are placed in a rectangular cardboard box that holds approximately 20 pulp samples. These boxes are routinely shipped in batches to either SGS in Mwanza, Tanzania or Genalysis in Perth, Australia in the case of inter-laboratory checks.

The in-house sample preparation facility comprises an electric oven, two jaw crushers, three disc pulverisers and an air compressor system all assembled in ‘20 footer’ and ’40 footer’ steel containers.

All samples received from the field are sorted and oven dried in steel pans stacked on racks that are clearly labelled to optimise the resident drying time of material in the oven.

Using the jaw crushers, all adit, trench and drill core samples are crushed to 80% passing 2 mm screen. The crushed sample is split using a riffle splitter to produce between 800-1,500 g of material, which is pulverised using B2000 Low Chrome Bowls with disc for 90 to 300 seconds depending on the hardness of the sample to 90% passing 75 microns screen. Soil geochemical

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Banro Corporation
Namoya Gold Project DRC

samples are oven dried and sieved to minus 2 mm before being pulverised. An average of 150 g split of the pulp is shipped to the SGS laboratory in Mwanza, Tanzania for analysis. An average of 250 samples is prepared each day from the in-house facility.

The crusher is thoroughly cleaned in between any two samples. After every 10th sample, the crusher is cleaned (flushed) with barren granite, and the pulveriser is cleaned with similar material between each sample. The cleaning process is enhanced with the use of compressed air system after each sample. The preparation of soil samples is independently carried out to avoid possible contamination from the higher-grade trench, adit or core samples.

The sample preparation laboratory has organised areas/shelves designed for the storage of coarse and pulp rejects such that the samples can be retrieved in a reasonable amount of time.

The sample preparation laboratory’s quality assurance procedures are based upon the requirements and procedures of ISO 9001:2000 (quality systems – management requirements). All sections of the laboratory comply with the quality assurance procedures.

Three laboratories have been used for sample assaying since the commencement of exploration in Namoya in November 2004. The initial soil geochemical and trench samples were analysed by SGS in Mwanza, Tanzania while ALS Chemex, Johannesburg served as the umpire laboratory. Since March 2006, SGS in Mwanza, Tanzania has been used as the principal analytical laboratory and Genalysis in Perth, Australia as the umpire laboratory.

All gold analyses have been carried out using conventional 50 grams charge fire assay with atomic adsorption spectrography (AAS) finish. The three laboratories involved have carried out the usual internal checks, which in the case of SGS-Mwanza are detailed in the section on quality control.

11.3	Quality Control Procedures

In order to monitor the integrity of the sample preparation and analytical data screen tests of crushed (5%) and pulverized (10%) samples are routinely carried out to monitor the particle size and percentage passing of the crushed and pulverized material respectively.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

To provide a measure of accuracy, precision and confidence, a range of international reference materials, duplicates and blanks are routinely (12%) but randomly inserted into each batch of samples. Blank samples are inserted during the main stream crushing and pulverising processes. Blanks are inserted into sample batches at a frequency of 1 in 50 and crush duplicate split is also carried out at 1 in 50. Standard reference materials are inserted at a frequency of 4 in 50. International reference materials inserted are predominantly sourced from Rocklabs Limited, New Zealand and occasionally from Geostats Pty Limited, Australia.

11.4	Assessment of Quality Control Data

Quality control procedures have been implemented in all stages of the sample preparation and analytical process. The quality control work includes the insertion of international reference samples, inter-laboratory checks, samples preparation laboratory duplicates, blanks, and the analytical laboratory’s internal checks. These are all described in detail in the following sections.

11.4.1	Standard Samples

Four analytical reference materials are inserted in a batch of 50 samples. The standard reference material is sourced from Rocklabs Limited, New Zealand and a few from Geostats, Australia. The standard reference samples are in pulp form and are supplied in plastic containers of 2.5 kg each, of both oxide and sulphide material with variable grade ranges. Thirty variable grade ranges of standards have been inserted in various batches of samples submitted to the analytical laboratory. The standards are randomly inserted but of same quantity as the laboratory pulps, making it difficult for it to be detectable by the analytical laboratory.

Statistical assessment of the results of the standard reference data using the facilities in the Rocklabs Quality Control package has been completed. Table 10 gives basic statistics on the assaying of standard samples.

The mean assay values for all standard reference material in relation to their respective reference value are considered to be within acceptable limits. Out of control points reference material are usually re-analysed with the batch of samples. In general, the shape of the various charts and the low coefficient of variation (CoV), suggests that there is no analytical bias or no major control problems were encountered during the period and that SGS-Mwanza is producing assays of exceptional quality, an indication of excellent precision (Table 10).

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Banro Corporation
Namoya Gold Project DRC

Table 10: Statistics of Results of Standard Reference Samples

STD REFID	REF VALUE (g/t Au)	No of Submissions	MIN (g/t Au)	MAX (g/t Au)	MEAN (g/t Au)	STD DEV	CoV
OXA26	0.080	14	0.070	0.110	0.086	0.014	0.163
OXA45	0.081	105	0.060	0.100	0.081	0.004	0.053
OXC44	0.197	151	0.160	0.230	0.201	0.011	0.055
OXD43	0.401	152	0.340	0.460	0.410	0.018	0.044
OXE42	0.611	144	0.410	0.670	0.610	0.027	0.045
OXF41	0.815	43	0.760	0.830	0.799	0.023	0.029
OXG46	1.037	73	0.970	1.112	1.030	0.035	0.034
OXH37	1.286	93	1.150	1.460	1.210	0.053	0.040
OXH52	1.291	34	1.230	1.380	1.313	0.028	0.021
OXI40	1.857	134	1.700	2.060	1.852	0.049	0.027
OXK35	3.489	32	3.200	3.650	3.480	0.10	0.030
OXL34	5.785	59	5.450	6.310	5.789	0.165	0.028
OXP50	14.890	304	14.000	16.600	15.163	0.376	0.025
SF23	0.831	82	0.770	0.890	0.816	0.025	0.030
SH24	1.326	68	1.250	1.390	1.315	0.034	0.025
SJ10	2.643	17	2.380	2.700	2.571	0.078	0.031
SJ22	2.604	173	2. 500	2.680	2.599	0.040	0.016
SK21	4.048	146	3.810	4.310	4.048	0.093	0.023
SL20	5.911	113	5.300	6.090	5.913	0.101	0.017
SN16	8.367	46	7.980	8.680	8.363	0.169	0.020
OXH19	1.344	4	1.260	1.370	1.310	0.050	0.038
0XL51	5.850	50	5.610	6.070	5.836	0.104	0.018
0XP32	14.99	5	14.350	15.100	14.700	0.320	0.020
OXP39	14.890	77	13.400	16.250	14.688	0.498	0.034
SJ32	2.645	25	2.510	2.761	2.602	0.061	0.023
SK33	4.041	41	3.730	4.110	3.969	0.090	0.023
SL34	5.893	19	5.720	6.030	5.898	0.086	0.075
OXN49	8.543	10	7.210	7.590	7.440	0.125	0.021
OXK48	3.557	24	3.230	3.640	3.467	0.104	0.030
SN26	8.540	26	7.960	8.690	8.410	0.184	0.022

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Banro Corporation
Namoya Gold Project DRC

11.4.2	Inter-Laboratory Check Assays

Statistical analyses of samples assayed at both SGS in Mwanza and Genalysis in Perth using the same assay methods have been undertaken (Tables 11 to 14). These were samples originally assayed by SGS-Mwanza. The pulps from a selection of samples were then dispatched to Genalysis-Perth for check assays by the same method (50 grams fire assay). The samples were submitted at the end of every quarter in batches of between 70 and 190 samples and with insertion of analytical standards.

Results were compared on the basis of the first assay by each laboratory, and the few repeat determinations by each laboratory were ignored. The Mean Absolute Relative Differences (MARD) of the SGS and Genalysis result were calculated (Tables 11 to 14).

Table 11: Inter-laboratory Comparison – SGS Vrs Genalysis; 2nd Quarter 2006

<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	69	69		14	14
Min	0.010	0.010		1.240	1.100
Max	0.820	0.760		15.600	15.580
Mean	0.188	0.176		6.917	7.200
Std Dev	0.204	0.203		6.055	6.23
MARD (%)	6.59			4.01

Table 12: Inter-laboratory Comparison – SGS Vrs Genalysis; 3rd Quarter 2006

<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	39	39		33	33
Min	0.010	0.010		1.010	1.080
Max	0.950	0.860		61.800	64.140
Mean	0.302	0.295		6.289	6.568
Std Dev	0.304	0.288		11.818	12.260
MARD (%)	2.35			4.34

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Banro Corporation
Namoya Gold Project DRC

Table 13: Inter-laboratory Comparison – SGS Vrs Genalysis; 4th Quarter 2006

Au<1.0g/t	SGS	Genalysis	Au>1.0g/t	SGS	Genalysis
COUNT	157	157		25	25
MIN	0.005	0.010		0.920	0.680
MAX	0.960	1.900		20.500	16.500
MEAN	0.142	0.139		3.492	3.418
STDEV	0.183	0.186		4.184	3.858
MARD (%)	1.750			2.124

Table 14: Inter-laboratory Comparison – SGS Vrs Genalysis; 1st Quarter 2007

Au>1.0 /t	SGS	Genalysis	Au>1.0g/t	SGS	Genalysis
COUNT	57.00	57		43	43
MIN	0.010	0.010		1.010	0.550
MAX	0.940	1.110		44.674	43.060
MEAN	0.199	0.204		6.825	6.457
STDEV	0.266	0.286		8.411	7.865
MARD (%)	2.680			5.398

As shown in Figures 9 to 16, the overwhelming bulk of results compared well and the relationship showed no significant variation with increasing grade (Tables 11 to 14). The MARD for the quarterly submissions for the less than 1.0 g/t analytical results is less than 7.0%, and for the analytical results greater than 1.0 g/t, the MARD is less than 6.0%. In the global sense, statistical comparison of the umpire laboratory (Genalysis-Perth) check against the primary laboratory (SGS-Mwanza) results show a very high correlation with no evidence of bias between SGS and Genalysis (Figures 9 to 16).

11.4.3	Duplicate Coarse Split

A total of 481 crush split (duplicate) included in routine sample batches were statistically reviewed (Table 15). A total of 96 (19.96%) of the duplicate split out of the 481 samples returned assay values of more than 0.5 g/t Au. One of the mineralized (>0.5 g/t Au) duplicate samples, which had an assay of 165.0 g/t Au, gave a repeat assay of 100.0 g/t Au. This sample has been identified to be associated with sulphide vein. The outlier-sample was removed from the data prior to the generation of correlation graph and statistical analysis. Two correlation graphs (< 0.5 g/t Au and >0.5 g/t Au) were generated and both showed a very high correlation

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Banro Corporation
Namoya Gold Project DRC

coefficient (Figures 17 and 18). The excellent correlation within the high-grade samples, indicate that there is no significant coarse gold component in the samples (Table 15).

Table 15:Descriptive Statistics of Coarse Split Sample Pairs

	< 0.5 g/t Au	< 0.5 g/t Au	> 0.5 g/t Au	>0.5 g/t Au
	Original g/t Au	Duplicate g/t Au	Original g/t Au	Duplicate g/t Au
Number of Pairs	385	385	96	96
Minimum	0.005	0.005	0.500	0.220
Maximum	0.460	0.435	14.45	15.600
Mean	0.054	0.053	3.345	3.326
Standard Deviation	0.084	0.085	3.958	3.990

11.4.4	Blank Samples

There were 670 blank samples with a mean reference value of 0.0077 g/t Au and a maximum value of 0.06 g/t Au. These are made up of composited barren granite purchased from ALS Chemex - Mwanza laboratory, with assay values of less than the 0.01 g/t Au. Of the 670 blank samples, seven (1.00%) had a laboratory result, which were above the threshold value of 0.02 g/t Au (Figure 19). In two cases the laboratory results were up to 0.06 g/t Au (Table 16). Three samples inserted prior to the ‘failed blanks’ all returned values of a lower grade than the failed blank samples. Therefore, it has been concluded that no contamination occurred in the sample preparation process. Furthermore, three samples on either side of the failed blanks within the batch were re-analysed. The results of the re-analysed samples (including the failed blanks) have been checked and it has been confirmed that the failed blanks returned below detection assay values after re-assaying.

Table 16: Descriptive Statistics of Blank Samples

Blanks (g/t Au)
Number of Samples	670
Minimum	0.005
Maximum	0.060
Mean	0.0077
Standard Deviation	0.0027

If control problems were detected, the samples or sample batches would be re-analyzed.

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11.4.5	Analytical Laboratory Quality Control

Most laboratories have an established quality control routine, which will involve the insertion of standard, blank and duplicate samples into every assay batch. At SGS Mwanza the routine consists of two standards, one blank and two repeats (pulp duplicates) in every batch of 50 samples. In addition, repeats are randomly inserted at a rate of 1 in 20 samples. If any significant discrepancies are found SGS Mwanza claim that they re-assay the whole batch. The laboratory procedures of SGS Mwanza have been reviewed and found to be satisfactory.

A monthly report detailing the results of the internal quality control by the principal laboratory is prepared by SGS-Mwanza, which is later put together to produce a comprehensive quarterly report.

Assessment of the principal analytical laboratory internal duplicates, blanks and standard show excellent accuracy and with very high precision, which indicate that there is no evidence of bias in the samples and that SGS-Mwanza is producing assays of high quality.

12.	DATA VERIFICATION

The project database is stored in two separate forms: as Access Database file for the historical data and a series of Microsoft Excel Spreadsheets for the current data. The migration of all field data into the Century Database System is ongoing.

Logging data are currently entered manually from field logs. Palm-top computers have been acquired for data to be captured and download directly into the Century System Database.

Assay data is received from SGS-Mwanza and Genalysis-Perth in electronic format that are entered directly into the database.

All data is verified both against in-house and laboratory internationally recognised standards as described in section 11. All assay data is cross-referenced against sample numbers and field locations in order to make sure that the results make “geological sense”.

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A technical meeting is held every month where Banro Senior Project Geologists and Project Geologists present the technical data pertaining to their projects. At these technical meetings progress of the past month is reviewed, geological models and exploration technique are discussed and objectives for the following month set.

13.	ADJACENT PROPERTIES

There are no adjacent properties.

14.	MINERAL PROCESSING & METALLURGICAL TESTING

14.1. Summary

Preliminary diagnostic leach, comminution, bench scale gravity and leaching work were carried out at the SGS Lakefield metallurgical testing facility in Johannesburg, South Africa on composite, split core samples from the various deposits of the Namoya Project. The main objectives of these tests were to characterise the ores physically & chemically and also to determine the amenability of the gold mineralization to gravity separation and cyanidation. Results from these tests have been used as the basis for flow sheet development, process selection and forecast recoveries described in this report.

A summary of the testwork findings for the oxide, transition (transitional) and fresk rock (sulphide) material types are tabulated in Table 17 below.

Table 17: Summary of Testwork

	Unit	Oxide	Transition	Fresh
SG	t/m3	2.84	2.84	2.84
BWI	kW/tmetric	6.9	10.9	9.7
RWI	kW/tmetric	6.9	11.1	9
AI		0.225	0.22	0.201
Gravity Recovery	%	14	23	21
Gravity Conc Dissolution	%	98	98	95
Gravity Tail Dissolution	%	97	94	93
Grind	% -75 um	80%	80%	80%
Leach time	Hrs	24	24	24
Cyanide Consumption	kg/t	0.33	0.39	0.54
CaO Consumption	kg/t	1.7	1.03	1.5

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The above results indicate that the ore is soft to medium, slightly abrasive, contains some free gold and responds well to cyanidation.

The SGS testwork programme included the following:

Sample Preparation

•	Sample drying
•	Crushing
•	Blending
•	Splitting

Chemical Characterisation

•	Head Assay
•	Diagnostic Leach

Comminution

•	Bond ball mill work index
•	Bond rod mill work index
•	Bond abrasion index

Hydrometallurgy

•	Gravity
•	Preg-robbing Leach
•	Leach optimisation

Table 18 below shows the different samples submitted for analysis and their origins.

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Table 18:	Samples submitted for metallurgical testwork
Sample Number	Weight ( kg)	Material Type
NMTOX-01 (Mwendamboko)	10.3	Oxide
NMTOX-02 (Mwendamboko)	10.3	Oxide
NMTOX-03 (Mwendamboko)	10.4	Oxide
NMTOX-05 (Namoya Summit)	9.2	Oxide
NMTOX-06 (Namoya Summit)	9.4	Oxide
NMTOX-07 (Kakula)	10.3	Oxide
NMTTR-01 (Mwendamboko)	9.8	Transition
NMTTR-02 (Mwendamboko)	9.5	Transition
NMTTR-03 (Kakula)	10.6	Transition
NMTOX-08 (Kakula)	10.0	Oxide
NMTOX-04 (Mwendamboko)	12.0	Oxide
NMTTR-04 (Kakula)	9.0	Transition
NMTFR 31 (Mwendamboko)	5.1	Fresh
NMTFR 32 (Mwendamboko)	6.2	Fresh
NMTFR 33 (Mwendamboko)	5.5	Fresh
NMTFR 34 (Mwendamboko)	4.8	Fresh

14.1.1	Sample Characterisation

Samples were characterised according to the extent of oxidation of the mineralised zone being represented by the sample. Samples were characterised according to Oxide, Transition and Fresh. Table 19 below shows the different samples submitted to SGS for analysis, their sources, and characterisations.

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Table 19:	Sample sources, characterisation, and head grade
Prospect	Sample	Sample Type	Head Grade (g/t)
Mwendamboko	NMTOX-01	Oxide	3.32
Mwendamboko	NMTOX-02	Oxide	4.31
Mwendamboko	NMTOX-03	Oxide	1.60
Mwendamboko	NMTOX-04	Oxide	2.06
Mwendamboko	NMTTR-01	Transition	4.33
Mwendamboko	NMTTR-02	Transition	3.30
Namoya Summit	NMTOX-05	Oxide	2.39
Namoya Summit	NMTOX-06	Oxide	4.52
Kakula	NMTOX-07	Oxide	10.45
Kakula	NMTOX-08	Oxide	2.76
Kakula	NMTTR-03	Transition	3.57
Kakula	NMTTR-04	Transition	3.00
Mwendamboko	NMTFR 31	Fresh	3.26
Mwendamboko	NMTFR 32	Fresh	9.87
Mwendamboko	NMTFR 33	Fresh	3.72
Mwendamboko	NMTFR 34	Fresh	1.68

14.1.1.1.	Head Analysis

Composite samples of the oxide, transition (transitional) and fresk rock material types were submitted for multi-element head assay using the ICP method. A summary of the results is shown in Table 20 below.

Table 20:	ICP Results showing the abundance of various elements
Sample	Au (g/t)	Ag (g/t)	As (ppm)	CTotal (%)	Corg (%)	C grap (%)	STotal (%)	SSulp (%)	SG
Oxide	4.79	<1	529	1.10	0.08	0.05	2.36	1.71	2.84
Transition	4.76	<1	429	0.02	<0.05	-	0.05	0.03	2.83
Fresh	5.66	5.31	815	0.02	<0.05	-	0.06	0.02	2.84

14.1.1.2.	Diagnostic Leaching

No detailed mineralogy examinations were conducted on the Namoya deposits. Diagnostic leach tests conducted on the three material ore types yielded sufficient information on the chemical characterizations of the various ore types.

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The Namoya Project consists of a cluster of four main deposits: Mwendamboko, the largest, Kakula, Namoya Summit and Muviringu. Gold mineralisation at Namoya is associated with quartz veins and stockworks. Extensive oxidation has taken place on the Namoya deposits, forming deep oxide and transition zones. Despite the extensive oxidation of the mineralised rock, most of the quartz from the original quartz veins remains in its unaltered form.

Tables 21, 22, 23, and 24 show the results of diagnostic leach for the various composite samples submitted.

Table 21:	Oxide Diagnostic Leach Results
Namoya Oxide	NMTOX-01		NMTOX-02		NMTOX-03		NMTOX-04
Available to direct cyanidation	3.24	97.59	4.2	97.46	1.51	94.4	1.98	96.13
Preg-robbed – CIL	0.01	0.31	0	0.11	0	0.06	0.01	0.48
HCl digestible minerals	0.05	1.6	0.1	2.21	0.07	4.39	0.05	2.5
HNO3 digestible minerals	0	0.12	0.01	0.22	0.01	0.42	0.01	0.3
Carbonaceous matter	0	0.09	0	0	0	0.11	0	0.12
Quartz (balance)	0.02	0.29	0	0	0.01	0.62	0.01	0.47
Total	3.32	100	4.31	100	1.6	100	2.06	100
Table 22: Oxide Diagnostic Leach Results
Namoya Oxide	NMTOX-5		NMTOX-06		NMTOX-07		NMTOX-08
Available to direct cyanidation	2.24	93.76	3.91	86.53	10.38	99.33	2.7	97.83
Preg-robbed – CIL	0.05	2.06	0.5	11.04	0.03	0.28	0	0.17
HCl digestible minerals	0.08	3.41	0.1	2.14	0	0.02	0.06	1.67
HNO3 digestible minerals	0.01	0.35	0	0.02	0.01	0.07	0	0.15
Carbonaceous matter	0	0.05	0	0.06	0	0	0	0.18
Quartz (balance)	0.01	0.37	0.01	0.21	0.03	0.28	0	0
Total	2.39	100	4.52	100	10.45	100	2.76	100

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Table 23:	Transition Diagnostic Leach Results
Namoya Transition	NMTTR-01		NMTTR-02		NMTTR-03		NMTTR-04
Available to direct cyanidation	4.26	98.38	3.1	94.01	3.44	96.37	2.87	95.69
Preg-robbed – CIL	0.01	0.23	0.12	3.58	0.04	1.12	0.02	0.66
HCl digestible minerals	0.05	1.1	0.04	1.31	0.07	2	0.06	2.09
HNO3 digestible minerals	0	0.03	0.03	0.89	0.01	0.24	0.04	1.26
Carbonaceous matter	0.01	0.18	0	0.04	0.01	0.19	0.01	0.31
Quartz (balance)	0	0.07	0.01	0.17	0	0.08	0	0
Total	4.33	100	3.3	100	3.57	100	3	100

Table 24:	Fresh Diagnostic Leach Results
Namoya Fresh	NMTFR-01		NMTFR-02		NMTFR-03		NMTFR-04
Available to direct cyanidation	3.26	91.59	9.87	92.61	3.72	92.13	1.68	90.38
Preg-robbed – CIL	0.06	1.68	0.1	0.93	0.05	1.2	0.03	1.56
HCl digestible minerals	0.11	3.09	0.3	2.78	0.12	3.05	0.07	3.74
HNO3 digestible minerals	0.04	1.01	0.1	0.98	0.01	0.3	0.03	1.83
Carbonaceous matter	0.03	0.73	0.06	0.54	0.04	0.91	0.01	0.41
Quartz (balance)	0.07	1.9	0.23	2.16	0.1	2.41	0.04	2.08
Total	3.56	100	10.66	100	4.04	100	1.86	100

HCl Digestible minerals: calcite, dolomite, pyrrhotite, haematite etc

HNO3 Digestible minerals: pyrite, arsenopyrite

14.2.	Method of Extraction

Current mining activity is restricted to illegal artisanal activity exploiting both alluvial and primary sources of gold. Veins are only mined if visible gold is present which limits the mining to the highest-grade veins. Mining activity is restricted to near-surface pits and adits and close to the exploration adits.

Gold is extracted by manually crushing and pulverising quartz, and in some instances mineralized schist, and panning the fine material to concentrate heavy grains such as gold and, using mercury amalgamation on the concentrate.

The larger scale, previous colonial miners employed an ore processing circuit which include a combination of crushing, milling, gravity extraction and cyanide leach extraction. The leach

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tanks and agitator infrastructure for the process plant, though in place but are only of scrap value.

14.3.	Cost Estimates

See sections 16.4 and 16.5 of this report.

14.4.	Metallurgical Test Work

Using the diagnostic leach results a metallurgical testwork programme was developed to determine the hardness of the different ore material types (comminution) and to assess the response of the different ore types to cyanidation.

14.4.1.	Metallurgical Testwork Summary of Results

A summary of results of the metallurgical testwork conducted by SGS Lakefield on the Namoya deposit ore types is given in Table 25. Detailed testwork results are discussed in the sections that follow.

Table 25:	Summary of results of testwork conducted by SGS
	Unit	Oxide	Transition	Fresh
SG	t/m3	2.84	2.84	2.84
BWI	kW/tmetric	6.9	10.9	9.7
RWI	kW/tmetric	6.9	11.1	9
AI		0.225	0.22	0.201
Gravity Recovery	%	14	23	21
Gravity Conc Dissolution	%	98	98	95
Gravity Tail Dissolution	%	97	94	93
Grind	% -75 um	80%	80%	80%
Leach time	Hrs	24	24	24
Cyanide Consumption	kg/t	0.33	0.39	0.54
CaO Consumption	kg/t	1.7	1.03	1.5

14.5.	Sample Preparation

Each of the samples submitted for analysis was crushed to 100% passing 1.70mm, blended and split to obtain a representative sub sample. Three samples were taken each of the crushed samples and assayed for head using ICP. Two composites from the three different ore

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characterisations (oxide, transition, and fresh) were made. The composites from each characterisation were split into two. One half of each composite was retained and the other half was combined to form an overall composite sample for the particular ore characterisation. The overall composite was assayed for head using ICP. A detailed report on SGS sample preparation is available for reference.

14.6.	Grind Establishment

Bond rod mill, ball mill, and abrasion indices were determined for Namoya ore according to standard laboratory procedures. For details refer to SGS testwork report.

14.7.	Gravity Separation

Samples from each ore characterisation were taken through gravity separation to evaluate the amenability of gold in these ores to physical gravity concentration. The following procedure was used:

•	Samples were milled to a typical grind representative of a cyclone underflow product of 50% passing 75 µm
•	Batch gravity concentration were conducted using a Knelson centrifugal concentrator to establish gravity recovery
•	Redress the concentrate by hand panning to target 0.1% final mass pull
•	Assay final concentrate, middling, and tail for gold

14.8.	Preg Robbing

Leach tests were conducted on the combined tails and middlings from gravity recovery to establish the preg-robbing potential of the different ores. The following conditions were used:

•	Grind 80% passing 75 µm
•	Leach time 48hrs
•	Tailings assayed for gold
•	Carbon assays and final leach solution assayed for gold
•	Reagent consumption, CaO, and NaCN determined

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14.9.	Leach Optimisation

14.9.1.	Grind optimisation

Grind optimisation tests were conducted on combined gravity and middlings material under the following conditions:

•	Grind of 60%, 70%, 80%, 70% passing 75 µm
•	Leach time 48hrs
•	Excess cyanide
•	Tailings gold assay
•	Reagent consumption

14.9.2.	Leach time Optimisation

Leach time optimisation tests were conducted on the combined gravity tails and middlings from gravity recovery. The following conditions were used:

•	Optimum grind of 80% passing 75 µm
•	Optimum cyanide consumption
•	Leach discrete samples at 1, 2, 6, 12, 24, and 48hrs
•	Tailings gold assay
•	Reagent consumption, CaO, and NaCN

Each of the samples was ground to P80=75µm then subjected to direct and carbon in leach (CIL) cyanidation to assess gold extraction response.

•	Representative head samples were taken from each sample to determine the head grade before bottle rolling
•	The ground ore slurry density was adjusted to 40% solids (decant)
•	The pH was measured, and lime was added to adjust the pH to 10.5
•	Cyanide was added to n initial concentration of 0.100% cyanide in solution
•	Activated carbon was added to an initial activated carbon concentration of 30g/l.

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•	The ground samples were bottle rolled with cyanide under conditions of modified pH over a period of 48hrs.
•	Samples were taken at the following intervals: 1hrs, 2hrs, 6hrs, 12hrs, 24hrs, and 48hrs for determination of gold in solution and gold on carbon.

14.10.	Analytical

Chemical analysis was carried out at the SGS Lakefield Analytical facility in Johannesburg. The following analytical methods were employed:

Gold in Solids:	Fire Assay with AAS finish
Ag in Solids:	Acid Digestion with AAS finish
As in Solids:	Acid Digestion with AAS finish
Ctotal, Corg, in solids:	Classical and Leco Analysis
Ssulphide, Stotal:	Classical and Leco Analysis
Gold in Solution:	SX with AAS finish

14.11.	Testwork Results
14.11.1.	Comminution

The following comminution tests were performed to determine comminution parameters relevant to the crushing and milling of the ore to enable crushing and milling plant design to take place.

•	Bond Ball Work Index
•	Bond Rod Work Index
•	Abrasion Index

A summary of the grinding testwork results from SGS Lakefield shows that Namoya ore is of medium hardness. Results of grinding testwork are given in Table 26.

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Table 26:	Comminution Results

Sample	Bond Ball Work Index (kWh/metric t)	Bond Rod Work Index (kWh/metric t)
Namoya Fresh	9.7	11.1
Namoya Transition	10.9	6.9
Namoya Oxide	6.9	9

Samples of Namoya fresh, transition and oxide ores were submitted to SGS Lakefield for abrasion testwork. This test is used to determine the abrasiveness of the ore and in turn the crusher and mill liner wear rates. The results are given in Table 27.

Table 27:	Pennysilvania Abrasion Test Results

Sample	Abrasion Index Ai	Life Factor LF
Namoya Fresh	0.200	2.14
Namoya Transition	0.222	1.98
Namoya Oxide	0.222	1.98

14.11.2.	Gravity and intensive cyanidation

Gravity testwork was carried out on Namoya on oxide, transition and fresh ore samples to establish amenability of the ore to gravity gold recovery. Gravity recoveries were determined from the samples and the results are shown in Table 28 for the three material ore types.

Table 28:	Gravity Testwork Results

Composite Sample	Gravity Recovery
Namoya Fresh	14%
Namoya Transition	23%
Namoya Oxide	21%

Intensive cyanidation testwork was carried out on the concentrates produced by the lab using the Gekko Inline Leach Reactor. Samples of Namoya fresh, transition, and oxide were submitted in sufficient quantities to produce the required amount of concentrate for the use in the respective

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intensive cyanidation testwork. The objective of the testwork was to determine the leach kinetics, reagent consumptions, and the dissolution from the concentrates. Testwork results show that dissolution of more than 95% is achieved in 24hrs for concentrates from Namoya oxide, transition and fresh samples submitted to SGS for analysis.

Figure 25:	Intensive Cyanidation Leach Profile for Namoya Concentrates

14.11.3.	Cyanidation and adsorption
14.11.3.1.	Dissolution under natural and Elevated Oxygen

Representative samples were submitted to SGS for cyanidation and adsorption testwork. The objective of the testwork was to establish the leach kinetics, carbon adsorption kinetics and reagents consumption for process route selection and design purposes. Three samples, the oxide, transition and fresh were submitted for this purpose. Dissolution testwork was carried out both under conditions of natural oxygen and at elevated oxygen levels. Leaching was allowed to proceed for 72hrs. SGS leach results are given in the appendices. A summary of the leach testwork results is given in Table 29. Dissolution testwork results for Namoya fresh ore sample are not yet available.

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Table 29:	Leach Profile results for Namoya Oxide and Transition Sample

Leaching Time (hrs)	Oxide		Transition
	Dissolution %		Dissolution %
	natural oxygen	elevated oxygen	natural oxygen	elevated oxygen
2	61.42	69.76	44.17	58.68
4	94.09	87.95	68.44	78.68
8	96.27	89.54	84.37	91.74
16	96.79	89.57	94.03	93.15
24	96.65	96.82	94.58	93.36
48	97.57	97.18	96.96	97.54
72	97.75	97.47	97.65	97.79
Head Grade (g/t)	2.75		2.97

Figure 26:	Namoya Oxide Leach Profile

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Figure 27:   Namoya Transition Leach Profile

CIL dissolution profiles for both Namoya oxide and transition show that the ores leach well in natural oxygen. More than 90% dissolution is obtained in natural oxygen for both cases.

14.11.3.2.	Cyanide Optimisation

Cyanide optimisation testwork was carried out to establish the optimum cyanide consumption for the different ore types.

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Table 30:    Effect of cyanide addition

NAMOYA CYANIDE OPTIMISATION TEST RESULTS

Passing 75%	75µm		Head Grade
%Solids	50		Oxide	2.75
Conditioning (hrs)	1		Transition	2.97
Dissolution (hrs)	48		Fresh		-
	NaCN Addition (kg/t)	CaO Addition (kg/t)	NaCN Consumption (kg/t)	CaO Consumption (kg/t)	Dissolution (%)
Oxide	0.50	1.60	0.24	1.53	97.22
	1.00	1.70	0.33	1.58	97.57
	2.00	1.43	0.84	1.39	97.98
	2.50	1.70	1.17	1.64	98.99
Transition	0.50	1.13	0.27	1.07	92.50
	1.00	1.03	0.39	0.99	97.64
	2.00	0.97	0.90	0.88	97.25
	2.50	1.00	1.34	0.96	97.77

Dissolution of 97.22% was achieved over 48hrs of leaching with 0.5kg/t cyanide addition for oxide sample. Oxide sample dissolution increased to 98.99% with increase in cyanide addition rate to 2.5kg/t. 92.5% dissolution was achieved over 48hrs of leaching with 0.5kg/t cyanide addition rate for transition sample. The transition dissolution jumped to 97.77% with 2.50kg/t cyanide addition rate over the same leaching time of 48hrs.

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Figure 28:   Dissolution Vs Cyanide Addition Rate

14.11.3.3.	Effect of Grind

Namoya oxide grind optimisation results under CIL conditions indicate an increase in dissolution with fineness of grind from 95.36% at grind 60% passing 75µm to 97.71% at grind 80% passing 75µm. There was a marginal increase in dissolution to 97.94% when grind was increased to 90% passing75µm. This indicates an optimum grind of 80% passing 75µm for Namoya oxide sample.

Similarly for Namoya transition material, grind optimisation results under CIL conditions indicate a significant increase in dissolution with fineness of grind from 93.72% at grind 60% passing 75µm to 97.21% at grind 80% passing 75µm. There was a marginal increase in dissolution to 97.59% when grind was increased to 90% passing75µm. This indicates an optimum grind of 80% passing 75µm for Namoya transition sample.

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Figure 29:	Effect of grind on CIL Dissolution

14.12.	Conclusions & Recommendations for Additional Testwork

All three ore material types responded to gravity recovery followed by direct cyanidation of the gravity tailings well and optimum conditions for conducting further tests have already been established. The following are the recommendations of further work that needs to be undertaken:

Gravity Recoverable tests: Extended gravity recoverable gold (EGRG) tests need to be conducted on each ore type which will establish the liberation characteristics and total quantity of gravity recoverable gold, with particle size distribution analysis of concentrates. The EGRG test consists of three sequential liberation and recovery stages in order to obtain an accurate GRG value, an indication of the size distribution of the GRG and a measure of progressive liberation. This procedure provides data to enable circuit modeling using KCMOD*Pro, which further enables analysis of plant gravity recovery as a function of gravity effort (stream proportion treated, machine size and cost, concentrate treatment method, etc.). KCMOD*Pro is a computer-generated model developed and verified by Knelson for estimating the impact of installing a Knelson Concentrator in a grinding circuit. Some of the key variables used in the

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model include GRG content, GRG survival in the mill and to cyclone underflow, and proportion of circulating load treated.

Variability Extraction Tests: The aim of this will be to establish the degree of variability within the ore zone identified based on their metallurgical response. It is proposed that this should be carried out on 5 composited samples from each ore body (oxides, transition and fresh) making a total of 15 samples from the three ore bodies. The optimum processing conditions already determined will be used.

Cyanide Destruction Tests: There are several different approaches to cyanide removal, the success of each depending largely on the chemical character of the feed sample. It will the objective of this test program to evaluate the effectiveness of different methods at removing or significantly reducing the residual cyanide concentrations in the effluent. The relative effectiveness of ferrous sulphate, sodium metabisulphite, sodium metabisulphite plus copper, hydrogen peroxide and alkaline chlorination at removing / destroying soluble cyanide forms in the tailings will be compared and then select the method that gives optimum results. Continuous cyanide destruction tests will then be conducted using the selected method.

SAG Mill Amenability Tests: All the tests associated with SAG tests such as UCS, media competency, drop weigh need to be conducted to finalize the communition circuit selection.

Viscocity & Settling Tests: These will be necessary for final design of pumps; screens, agitators.

15.	MINERAL RESOURCE ESTIMATE

Daniel K. Bansah is Banro's Mineral Resource Manager and is based in Banro's office in Bukavu, DRC. His responsibilities include resource modelling and grade estimation, and the reporting of estimated mineral resources for the Namoya Project. Mr. Bansah is a professional resource geologist with over 18 years experience with precious metal deposits and resource estimation techniques and is a “qualified person” as such term is defined in NI 43-101. Mr. Bansah is a member of the Australasian Institute of Mining and Metallurgy (AusIMM).

SRK has reviewed the resource estimation method in respect of the Namoya Project and concurs with the approach used by Banro.

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Following the successful completion of the second phase of drilling at Namoya, mineral resource estimates were completed by Banro in June 2007 resulting in the estimates presented in Table 31.

Table 31: Namoya Project: Mineral Resource Estimates Using a 1.0 g/t Au Cut-Off

CLASS	TONNAGE (Tonnes)	GRADE (g/t Au)	METAL (Grams Au)	CONTAINED GOLD (Ounces)
Indicated	8,925,000	3.27	29,185,000	938,800
Inferred	7,074,000	2.73	19,331,000	621,500
Tonnage rounded to the nearest '000 and ounces rounded to the nearest '00.

This section of the report relates to these mineral resource estimates.

15.1	Approach

The adit, drill hole and trench data were transformed in the Datamine software and this was then used to plot the adits, trenches and drill holes on level plans and vertical sections. The mineralized zones were then outlined on plans, where the geology and grade distribution is well represented by the adits and then cross check with the vertical sections to produce a complete 3 dimensional picture of the mineralization. The mineralized outlines were largely based on a geological cut-off of 0.5 - 1 g/t Au but were also interpreted so as to ensure continuity between sections and plans. This process was repeated until a robust three-dimensional model of the mineralized zones had been created.

While the model was extended beyond the available information, the distinction between ‘Indicated’ and ‘Inferred’ Resources was made at approximately 40 and plus 40 metres respectively from the nearest drill hole, trench, or adit. In addition, in those areas where the interpretation is based on limited data, the entire deposit has also been classed as Inferred.

All the assays within the mineralized zones were composited to constant 1.0 metre lengths before undertaking statistical analyses on the gold grades. Histograms were generated from these to determine an appropriate top cut-off, and semi-variorums were created for the different mineralized zones and material type using the composite values.

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A block model of the various deposits was then created within the mineralized solids, along with a triangulated surface of the topography. The blocks were assigned grades using ordinary kriging for Mwendamboko, Kakula and Namoya Summit, and a two pass inverse distance weighting of the composited grades for the Muviringu deposit. The first pass in this case was used to fill all the blocks in the solids. The second pass overwrote the first, using search radii based on the ranges evident in the omni-directional semi variogram of Mwendamboko.

15.2	Database and Data Quality

The historical work carried out at Namoya includes:

•	10820 prospecting samples from 1237 pits covering an area of 4.5 km2;
•	519 samples from 12 trenches totaling 519 meters;
•	10144 samples from 103 adits and crosscuts totaling 8531.45 meters;
•	6462 samples from 112 diamond drill holes totaling 9538.61 meters; and
•	2751 samples from 4 bench levels in the Mwendamboko open pit.

The poor core recovery (20%) reported in historical diamond drill holes have allowed such data to be used only in the interpretation of geological and mineralization outlines and not for grade estimation in the current study. In principle, the adit sampling would have provided assays that are more representative but no detail sampling methodology was reported in the previous work. The accuracy and precision of the historical assay data was not studied in detail and as such an independent check sampling and analysis was required to increase the reliability of the adit data.

The results obtained from the re-sampling programme on the Namoya Project are set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com .

Based on the re-sampling programme, mineral resource estimates for Namoya were published in July 2005. By the close of the field season in December 2005, 33 diamond drill holes were completed. By July 2006, 70 diamond drill holes totalling 9,442.21 metres had been completed (Phase I) and by May 2007 an additional 36 drill holes (Phase II) totalling 7,411.53 metres were completed (Figure 7).

The Phases I and II drill holes and the previously verified adit and trench data have therefore been used in the current modelling and grade estimation exercise.

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Sampling quality and laboratory quality control (QC) procedures were put in place to ensure data integrity and reliability. The QC procedures put in place include:

•	the submission of international reference material;
•	the insertion of blank samples;
•	the insertion of laboratory duplicates; and
•	umpire laboratory checks.

Banro's monitoring of accuracy and precision are generally good (Section 11).

15.3	Relative Density Samples

Historical relative density testwork on the Namoya Project is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

Banro’s approach to relative density (RD) determinations is undertaken at the following intervals in all drill holes:

•	Every 2 metres outside mineralized zones.
•	Every 1 metre within mineralized zones.

The following method is employed:

•

The geologist selects samples for RD measurements, and marks each sample position with an aluminium tag. The borehole number and depth are also written on the selected piece of core with a marker pen. In order to avoid bias when taking samples, the first piece of solid core weighing over 200 g after the metre mark is selected.

•	The depth of each sample and rock type is recorded by the geologist.
•	The weight of the sample is recorded (Weight 1)

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•

The sample is checked for porosity by placing the sample in water on the RD balance, and recording the increase in weight over a 3-minute period (Weight 2). If the sample absorbs more than a gram of water it is treated as porous.

•	The sample is dried in an oven, and then re-weighed (Weight 3). This enables the water content of the sample to be calculated:

(Weight 1 – Weight 3) x 100

Weight 1
•	If the sample is non-porous, it is then weighed in water using the RD balance (Weight 4).

The Relative Density = Mass/Volume, i.e.

RD = Weight 3/(Weight 3 – Weight 4)

•

If the sample is porous it is coated with varnish before weighing in water. The varnish is best applied with a brush, ensuring all cavities and irregularities are coated. When dry the sample is re-weighed in air to indicate the amount of varnish on the sample and the error this introduces into the calculation (Weight 5). However, tests have shown that about 1 g of varnish is required to thoroughly coat a 500 g piece of core, which introduces an insignificant error of about 0.2%.

•	The data recorded are entered into an Excel spreadsheet, designed to directly calculate the Relative Densities and moisture contents of the samples.

Recent testwork on density determinations have been undertaken. By following Banro’s density measuring procedures, density of 1,861 core samples of the various lithologic units from the four main prospects of Mwendamboko, Muviringu, Kakula and Namoya Summit were determined. Table 32 shows the average relative density of the composited samples of individual rock types from the 70 drill holes.

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Table 32: Average Rock Densities from Recent Core Holes

Lithological Type	Number of Samples	Average Density (g/cm3) Base of Complete Oxidation	Number of Samples	Ave Density (g/cm3) Transition	Number of Samples	Ave Density (g/cm3) Fresh
Quartz Vein	115	2.62	49	2.64	-	-
Saprolitic Schist	12	2.27
Chlorite Schist	826	2.53	400	2.70	31	2.72
Chlorite Schist + Qtz	281	2.55	97	2.65	-	-
Sericite Schist	268	2.47	43	2.68	-	-
Sericite Schist + Qtz	26	2.62	1	2.80	-	-
Dolorite Dyke	50	2.35	17	2.58	4	2.83
Graphitic Schist	153	2.57	99	2.78	12	2.77
QD/QP	6	2.46	16	2.69	-	-
QT	22	2.68	1	2.92	-	-
Undifferentiated Schist	65	2.37	3	2.37	-	-
Silicified Rock	16	2.48	4	2.59	-	-
Talc Chlorite Schist	21	2.48	10	2.64	-	-
Applied RD		2.47		2.57		2.70

15.4	Geological Interpretation and Lode Identification

The primary data was plotted in plan and in section, initially as a means of data validation and finally for geological and mineralization interpretation.

The geological aspects considered were lithological and the structural relationship to some faulting. Geological interpretation was carried out first in flitch plans at 25 to 50 metre intervals and on cross-sections at 20 to 40 metre intervals.

Interpretation of the Namoya mineralization was developed from 0.5 – 1.0 g/t Au sample cut-off interpreted boundaries. The model was divided into the four main deposits which were further spilt into zones (domains) as described below.

Mwendamboko

Mwendamboko is the most extensively explored deposit on the property. The mineralization extends for 650 metres along strike and is known to have been developed to a maximum

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depth of 768 m RL (1065 level Adit). The deposit has been modelled as three parallel tabular zones dipping steeply to the northeast (Figure 20).

The mineralized zone is up to 50 m wide near surface and splits in the south. Within the broad zone of mineralization, near the split, there is a distinct steeply plunging high-grade shoot, which has been drilled for depth extensions to the mineralization. The historical mining activity at Mwendamboko concentrated on the outcrop of this shoot.

The entrances to the adits are characterised by anomalous grade samples indicating the concentration of gold in the hillside soil or ‘regolith’. Although this was not accurately defined in the geological logs, the regolith layer has been reviewed and modelled as a layer up to 7 metres thick extending up to 200 metres downhill from the outcropping mineralization.

The inferred extent of the primary mineralization has been modelled down to 500m R.L. At this depth, the mineralization is considered open to the north, south and down dip. In the better-explored upper parts of the prospect, the intensity of mineralization and grade is seen to decrease towards the modelled strike extents. Nevertheless, the current drilling program has already demonstrated the potential for strike and depth extensions to the mineralization.

Muviringu

Muviringu has been interpreted to comprise parallel sheets of quartz veinlets and ‘stockworks’ generally less than 7 m in thickness, striking northwest southeast over a strike length of 280 m and dipping steeply to the southwest (Figure 21). The upper part of Muviringu occupies thicker zones, probably reflecting the effects of dispersion from weathering.

The density of information at Muviringu is such that the interpretation is quite subjective, as such the whole of this deposit has been classed as Inferred.

Recent field activity has demonstrated the existence of a westerly strike extension, which has been defined as Muviringu North. As part of the 2007 drilling program both the Muviringu prospect and Muviringu North will be fully evaluated.

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Kakula

Kakula is interpreted to be a dilation zone caused by shear movement, resulting in an en-echelon shape bending round to strike almost north south and dipping moderately to the east. The deposit has been modelled as a series of parallel tabular zones (Figure 22).

The Kakula deposit has a strike length of 400 metres and is less than 50 metres wide. Kakula is open down dip and to the southeast. There are indications that high-grade lenses exist within the modelled mineralized zones, which appear to strike parallel to the main shear zone and may represent smaller scale en-echelon dilations. The current drilling program will enhance the density of information, to permit modelling on this scale.

Namoya Summit

The Namoya Summit deposit has been modelled as two to three parallel tabular zones (as in Mwendamboko) striking northwest southeast and dipping moderately to the northeast (Figure 23).

These bodies measure 200 metres in strike and 180 m down-dip. The down-dip extent has been estimated, and the resource for this material classified as ‘Inferred’. These bodies are open along strike. The current drilling programme will investigate the depth and strike extensions to the mineralization and its relationship to Filon ‘B’ to the southeast.

15.5	Wireframing and Block Modelling

Each domain of mineralization was considered independently for wireframing in such a fashion that simplicity of shape and size was maintained as far as possible.

Block modelling of the mineralization was created by ‘filling’ the respective wireframes with rectangular blocks. A strike: across strike: elevation configuration of 10:10:5 was utilised. Improved geometric representation of the mineralization was achieved by allowing sub-blocking along the boundaries to a minimum of 5 metres along strike and cross strike, and 2.5 metres in the vertical direction.

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15.6	Statistical Analysis of the Mineralized Data

To yield common length samples for statistical analysis, and for that matter grade interpolation, all samples that locate with the mineralization envelopes were composited to 1.0 metre. This was done ensuring that lithological boundaries were not masked.

Descriptive statistics were calculated and statistical graphs produced as a measure of assessing:

•	The population characteristics of the mineralized grade distribution.
•	The presence of statistical domains.
•	The need, if any, to apply a top cut during grade interpolation.

Table 33 outlines the summary (descriptive) statistics based on all selected samples of the individual deposits, and mineralization domains.

Table 33: Descriptive Statistics of Selected Mineralized Samples

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The summary statistics show that the coefficient of variation (CoV) for all selected samples for the individual deposits is generally high (> 3.0), indicating a high degree of variability. Separating the data into composite samples for individual deposits, the CoV values reduce for most of the ore domains (Table 33).

The CoV after applying the top cut is further reduced when the extreme values are capped. This indicates that the extremely high-grades are very discrete, and hence a higher-grade cap is

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warranted (Table 34). Variable high-grade capping was applied based on the log-histogram and statistical distribution of the samples within the individual domains.

Apart from the statistical approach to high-grade cutting, the spatial occurrence of the extremely high-grades were examined in relation to the surrounding samples.

Table 34: Applied High-Grade Capping

Prospect	Capping (g/t)
Mwendamboko Domains 1-3	100.0
Mwendamboko Domain4	10.0
Mwendamboko Domains 5-9	2.0 - 10.0
Mwendamboko Domain17	15.0
Mwendamboko Domain18	6.0
Kakula Domains 3-5	2.0 - 7.5
Kakula Domain6	60.0
Kakula Domain7	32.0
Namoya Summit Domain1	25.0
Namoya Summit Domains 2-17	3.0 - 5.5
Muviringu Domain1	6.5
Muviringu Domain2	30.0
Muviringu Domains 3-7	10.0 - 20.0

For Mwendamboko domain 1, a high-grade assay cut of 100.0 g/t Au was applied representing greater than the 99.5th percentile of the mineralized gold population and affecting only three (0.28%) composites out of the 1,082 samples. The data has a CoV of 4.01, which is typical of such an enriched zone and style of deposit, and indicates that significant grade variability will be an issue.

For Mwendamboko domain 2, a high-grade assay cut of 100.0 g/t Au was applied representing greater than the 99.5th percentile of the mineralized gold population and affecting seventeen (0.71%) composites out of the 2,380 samples. The data has a CoV of 3.38, which is typical of such an enriched zone and style of deposit, and indicates that significant grade variability will be an issue.

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For Mwendamboko domain 3, a high-grade cut of 100.0 g/t Au was applied representing greater than the 99.5th percentile of the mineralized population and affecting nine composite samples out of the 1,145 samples. The data have a Cov of 3.43, which is relatively high, indicating that significant grade variability will be an issue.

For Mwendamboko domain 4, a high-grade assay cut of 10.0 g/t Au was applied representing greater than the 99th percentile of the mineralized gold population and affecting only three (0.48%) composites out of the 621 samples. The data has a CoV of 8.42, which is typical of such an enriched zone and style of deposit, and indicates that significant grade variability will be an issue.

For Mwendamboko domains 5 to 9, a high-grade assay cut of 2.0 to 10.0 g/t Au was applied representing greater than the 98.5th percentile of the mineralized gold population and affecting only four composite out of the 180 samples. The data has a CoV of between 1.33 and 2.02, which is supported by the overall low to medium grade tenor of the domains.

For Mwendamboko domains 17 and 18, high-grade assay cut of 15.0 g/t Au and 6.0 g/t Au were applied representing greater than the 99.5th percentile of the mineralized gold population and affecting only two composites in domain 17 and one composite in domain 18. The data has a CoV of 0.97 and 2.22 respectively for domains 17 and 18, and is supported by the overall low to medium grade tenor of the domains.

For Kakula domain 3, a high-grade assay cut of 4.0 g/t Au was applied representing greater than the 98th percentile of the mineralized gold population and affecting two (1.17%) composite out of the 17 samples. The data showed CoV of less than 1.08 for this zone. This is supported by the overall medium grade tenor of the zones.

For Kakula domain 4, no top cut was applied. The data showed CoV of less than 0.63 for this zone. This is supported by the overall low-grade tenor of the zone.

For Kakula domain 5, a high-grade assay cut of 7.5 g/t Au was applied representing greater than the 98th percentile of the mineralized gold population and affecting thirteen (10.48%) composite out of the 124 samples. The data has a CoV of 1.87 after the top cut, which is typical of such an erratic zone and style of deposit.

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For Kakula domain 6, a high-grade cut of 60.0 g/t Au was applied representing greater than the 98th percentile of the population. Forty three (3.56) composites out of 1,206 samples were affected by the top cut. The data showed CoV of 3.75 for this domain. Grade variability for this zone can therefore be expected to be high, which is supported by the high grade in some intercepts and the relative prevalence of visible gold occurrence in the drill core.

For Kakula domain 7, a top cut of 32.0 g/t Au was applied representing greater than the 98.5th percentile of the population. Thirty eight composites out of 419 samples were affected by the top cut. The data showed CoV of 3.11 for this zone. Grade variability for this zone can therefore be expected to be high, which is supported by the high grade in some intercepts and the relative prevalence of visible gold occurrence in the drill core.

For Kakula domains 8, 9, 10 and 11, only four composite samples were affected by the top cut. The data showed CoV of less than 1.7 for these zones. This is supported by the overall low to medium grade tenor of the zones.

For Namoya Summit domain 1, a high-grade cut of 25.0 g/t Au was applied representing greater than the 98th percentile of the population. Thirty three composites out of 851 samples were affected by the top cut. The data showed CoV of 1.88 for this zone. Grade variability for this zone can therefore be relatively moderate.

For Namoya Summit domain 2, no top cut was applied. The data showed CoV of less than 1.5 for this zone. This is supported by the overall low-grade tenor of the zone.

For Namoya Summit domain 3, a high-grade cut of 4.5 g/t Au was applied representing greater than the 98th percentile of the population. Three composites out of 51 samples were affected by the top cut. The data showed CoV of 1.62 for this zone. Grade variability for this zone can therefore be relatively low.

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For Namoya Summit domains 4, 5, 6, 8 and 9, no top cut was applied. With the exception of domain 6 which showed a CoV of 1.57, the data for the other domains showed CoV of less than 1.0. This is supported by the overall low-grade tenor of these zones.

For Namoya Summit domain 10, a high-grade assay cut of up to 5.5 g/t Au was applied representing greater than the 98.5th percentile of the population. Only one composite sample was affected by the top cut in this domain. The data showed CoV of less than 2.39 for this zone. Grade variability for these zones can therefore be expected to be high.

For Namoya Summit domain 17, a top cut up to 3.0 g/t Au was applied representing greater than the 98th percentile of the population. Three composites samples were affected by the top cut in this domain. The data showed CoV of less than 1.93 for this zone. Grade variability for these zones can therefore be expected to be low to moderate, which is supported by the low-grade tenor of the mineralization.

For Muviringu domains 1, 3 and 4, only three composite samples were affected by the high grade assay cut. The data showed CoV of less than 1.9 for domains 1 and 3, and CoV of 2.44 for domain 4. This is supported by the overall low to medium grade tenor of the zones.

For Muviringu domain 2, a top cut up to 30.0 g/t Au was applied representing greater than the 99th percentile of the population. Three (1.29%) composites out of the 232 samples were affected by the top cut in this domain. The data showed CoV of less than 3.88 for this zone. Grade variability for these zones can therefore be expected to be high, which is supported by the high grade in some intercepts and the relative prevalence of visible gold occurrence in the drill core.

For Muviringu domain 5, a high-grade assay cut of 18.0 g/t Au was applied representing greater than the 99th percentile of the mineralized gold population and affecting two (0.83%) composites out of the 241 samples. The data has a CoV of 2.39, which is typical of such an erratic zone and style of deposit, and indicates that significant grade variability will be an issue.

For Muviringu domains 6 and 7, only three composite samples were affected by the high grade assay cut. The data showed CoV of 1.5 for domain 7 and CoV of 2.62 for domain 6. This is supported by the overall medium to high grade tenor of the zones.

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15.7	Geostatistical Analysis

Geostatistical analysis was carried out on the selected composite samples and for the various deposits. The variographic analysis undertaken was to determine the major and minor orientation of the mineralization and the search ellipse dimension required during grade interpolation. The following steps were employed:

•	Calculate a fan of variograms in the horizontal plane to determine trends and patterns in the gold distribution.
•	Calculate and model the down-hole variogram of the composite gold values to characterise the nugget effect.
•	Calculate a fan of variograms within the plane of maximum continuity to determine the directional variograms for the strike, cross strike and down-dip directions.
•	Model the directional variogram for the trend of maximum continuity and its orthogonal directions.

A semi-variogram map was first produced to determine trends and patterns in the gold distribution of the deposits. By starting with an azimuth of zero and moving in increments of 10o up to 180o and contouring the resulting variograms, ‘variogram maps’ were produced which demonstrated trends in the mineralization. The strike and cross strike directions were then determined from the ‘variogram map’.

A semi variogram was calculated and modelled for the down-hole direction to determine the nugget effect.

Directional variograms were then constructed for all directions; along strike, cross strike, down-dip and omni-directional for Mwendamboko, Kakula and Namoya Summit (Table 35). During the directional variography, calculation and modelling of the relative and transformed variograms (pairwise and logarithmic) were also undertaken. Encouraging structure was obtained in the near surface closed spaced sample data. This was confirmed by cross-validation, resulting in ordinary kriging (OK) being used for grade interpolation in these zones. No anisotropy was determined in the Muviringu due to limited data and as such inverse distance squared weighting interpolation algorithm was employed in this zone, a function, which is reflected in the classification of the mineral resource.

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Table 35: Semi Variogram Model Parameters

Deposit	Nugget	Sill Structure 1	Sill Structure 2	Range 1	Range 2
Mwendamboko	16.3	17.7	20.8	10	30
Kakula	2.87	3.66	6.68	14	35
Namoya Summit	2.3	4.3	7.8	28	50

15.8	Grade Estimation

To assist the orientation of the search ellipse during grade interpolation, each block in the model was assigned an azimuth and dip value. These azimuths and dips were derived from a series of digitized plan and cross-sectional strings that trace the average trend of the mineralized structure. The strings were then used to interpolate local azimuth, dip and dip-direction values into the block model.

To insert grade values as attributes in each block, the ordinary kriging (OK) interpolation algorithm was used.

The grade interpolation procedure was conducted as a series of multiple loops. For a given run, all blocks with local dip and azimuth values that locate within a particular 10°- azimuth/dip window will be interpolated. Each zone was estimated separately such that only samples relating to a given zone/domain was used to interpolate grades into the blocks. In Muviringu where data density did not justify the use of kriging as an interpolation method, a two-pass inverse distance squared weighting was employed. The first pass in this case was used to fill all the blocks in the solids. The second pass overwrote the first, using search radii based on the ranges evident in the omni-directional semi variogram of Mwendamboko.

15.9	Topography, Artisanal Excavation and Oxide/Transition Sub-models

Additional models were built that allow the insertion of various attributes such as above or below topography, oxide and transition or fresh material, and excavations due to conventional open pit and artisanal mining.

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Conventional open pit mining was carried out at Mwendamboko between 1955 and 1961. Detailed survey of the open pit has allowed the depletion of the model due to the open stoping. Field inspection has indicated that artisanal mining has occurred on the high-grade section of the Filon B after the mine closure in 1961. In particular, the Filon ‘B’ mineral resource has been assumed to be completely depleted but has been reviewed to guide the planning of the 2007 drilling programme.

15.10 Mineral Resource Reporting

Using the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves, the mineral resources have been divided into Indicated and Inferred blocks. The geological knowledge and interpretation, data density data reliability and data quality, and continuity of the mineralization in the areas where adits and drill holes were heavily developed and drilled respectively, have allowed the resources to be classified with higher confidence. Other criteria include the number of composites used in estimating block grade and variogram models and ranges of the first structure in the multi structure models. In this classification:

Indicated Mineral Resources are kriged model blocks which have been interpolated by data within 40 meters in the plane of the structure.

Inferred Mineral Resources are 3D model blocks but lying outside the search area estimated from the variogram calculation and those blocks lying inside the search area which did not have the required number of points used to estimate a block grade.

Tables 36 to 40 summarize the current estimated mineral resources for Namoya using a 1.0 g/t Au cut-off for the individual deposits.

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Table 36: Mwendamboko Prospect: Mineral Resource Estimates Using a 1.0 g/t Au Cut-off

Material Type	Indicated			Inferred
	Tonnes	Grade (g/t)	Ounces	Tonnes	Grade (g/t)	Ounces
Oxide	2,729,000	3.71	325,400	567,000	1.66	30,300
Transition	1,122,000	4.36	157,100	657,000	1.69	35,600
Sulphide	244,000	6.43	50,300	1,013,000	3.89	126,600
Total	4,095,000	4.05	532,800	2,237,000	2.68	192,500

Table 37: Kakula Prospect: Mineral Resource Estimates Using a 1.0 g/t Au Cut-off

Material Type	Indicated			Inferred
	Tonnes	Grade (g/t)	Ounces	Tonnes	Grade (g/t)	Ounces
Oxide	2,266,000	2.64	192,500	75,000	1.76	4,200
Transition	610,000	2.40	47,100	139,000	2.00	8,900
Sulphide	18,000	3.63	2,100	595,000	2.96	56,700
Total	2,894,000	2.60	241,700	809,000	2.69	69,800

Table 38: Namoya Summit Prospect: Mineral Resource Estimates Using a 1.0 g/t Au Cut-off

Material Type	Indicated			Inferred
	Tonnes	Grade (g/t)	Ounces	Tonnes	Grade (g/t)	Ounces
Oxide	1,413,000	2.52	114,300	118,000	1.88	7,100
Transition	420,000	2.81	38,000	307,000	1.99	19,700
Sulphide	103,000	3.62	12,000	947,000	3.56	108,400
Total	1,936,000	2.64	164,300	1,372,000	3.06	135,200

Table 39:	Muviringu Prospect: Mineral Resource Estimates

Using a 1.0 g/t Au Cut-off

Material Type	Inferred
	Tonnes	Grade (g/t)	Ounces
Oxide	648,000	2.47	51,400
Transition	937,000	2.71	81,700
Sulphide	1,071,000	2.64	90,900
Total	2,656,000	2.62	224,000

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Namoya Gold Project DRC

Table 40: Namoya Project: Mineral Resource Estimates Using a 1.0 g/t Au Cut-off

DEPOSIT	CLASS	MTonnes	GRADE (Au g/t)	METAL (MGrams Au)	CONT'D GOLD (Ounces)
Mwendamboko	Indicated	4.095	4.05	16.573	532,800
Mwendamboko	Inferred	2.237	2.68	5.986	192,500
Kakula	Indicated	2.894	2.60	7.516	241,700
Kakula	Inferred	0.809	2.69	2.173	69,800
Namoya Summit	Indicated	1.936	2.64	5.111	164,300
Namoya Summit	Inferred	1.372	3.06	4.204	135,200
Muviringu	Inferred	2.656	2.62	6.968	224,000
Total	Indicated	8.925	3.27	29.200	938,800
	Inferred	7.074	2.73	19.331	621,500
Tonnage rounded to the nearest '000 and ounces rounded to the nearest '00.

The estimates for the Indicated Mineral Resources at Namoya compare to the previous (September 2006) estimates as follows:

Current Estimates:	8.925 Mt at a mean grade of 3.27 g/t containing 29,200 kg gold.
Previous Estimates:	7.386 Mt at a mean grade of 2.91 g/t containing 21,489 kg gold.

The increase in the metal content of the Indicated Resource in the current estimates relative to the previous estimates is a function of the increased data density and improved geological knowledge as a result of the additional drilling.

The current mineral resource estimates are encouraging in terms of the increase in the Indicated Resources, and gives a clear scope and direction to the Project.

15.11	Mineral Reserve Estimates

To date, no mineral reserves have been estimated for the Namoya Project.

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Namoya Gold Project DRC

16.	OTHER RELEVANT DATA AND INFORMATION

The improving political, social and economic climate as a result of the current democratic dispensation is fostering peace in most parts of the DRC. The international community in establishing the democratic platform achieved significant milestones. These include the following:

•	December 2002: Peace accord signed between the government and rebel groups.
•	April 2003: Joseph Kabila is sworn in as interim head of state to preside over a transitional government for a two year period leading to democratic elections in June 2005.
•	June 2003: New Mining Code implemented with the support of the World Bank and other interested groups.
•	July 2003: DRC’s total external debt reduced by 80% to US$2 billion.
•	December 2003: Paris Club pledge US$3.9 billion for the period 2004-2006.
•	February 2004: Setting up of a unified army integrating former political and other militia groups.
•	April 2004: Appointment of new governors by the transitional government.
•	February to November 2004: World Bank, USAID, and IMF increase aid package to support economic and social recovery.
•	November 2004: United Nations (MONUC) increases personnel to 16,700.
•	April 2005: FDLR agreed to demobilize in eastern DRC.
•	May 2005: Adoption by parliament of the new constitution.
•	June 2005: Beginning of electoral process and registration of voters.
•	February 2006: New constitution ratified in parliament.
•	Presidential and parliamentary elections were successfully held on July 30, 2006.
•	Presidential run-off and provincial elections were successfully held on October 29, 2006.
•	December 6, 2006: Joseph Kabila sworn in as the new president with a five-year mandate.
•	February 5, 2007: Appointment of new Ministers and Governors completed.

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Namoya Gold Project DRC

Taking into account the improving political situation, Banro embarked on a plus US$30 million exploration programme in 2007 with respect to its Twangiza, Lugushwa, Namoya and Kamituga properties in the DRC.

Mining activities in the DRC undertaken by the parastatals Gecamines (in the Katangan Copperbelt) and OKIMO (gold mining operations in Kilo Moto goldfields) have suffered from a lack of capital investment, particularly after the security situation in the country deteriorated in 1990, such that the current total metal production capacity utilization is estimated at less than 10% of previous levels. It is estimated that Gecamines produced approximately 500Kpta of copper during the mid 1980’s. Copper production in 1996 was approximately 30Kt, and this level of production has probably been maintained or exceeded slightly in recent years.

Gecamines and OKIMO have been actively attempting to improve rapidly declining copper, cobalt and gold production by promoting several ailing mines and associated ore treatment facilities to foreign investors, generally by offering joint venture terms.

International mining companies that have acquired mining interests in the Katangan Copperbelt include Phelps Dodge (Tenke Fungurume), First Quantum (Lonshi, Likasi tailings), Anvil Mining (Dikulushi), the Forrest Group (Kolwezi area), International Panorama Resources (Kambove and Kakanda tailings) and American Mineral Fields (Kolwezi tailings).

AngloGoldAshanti, Goldfields and Moto Goldmines are other foreign companies actively undertaking exploration for gold in the DRC.

16.1	Mine Study
16.1.1.	Summary

This section of the report details the results of an open pit optimisation, conceptual underground study and mine scheduling exercise carried out by SRK based on the Mineral Resource models that have been estimated by Banro. SRK has reviewed the estimation method and concur with the approach used by Banro.

The base case assumes that the electricity is supplied by a hydro-electric power plant, with the Mineral Resource reported at a 1.0g/t block cut-off grade and a production scenario of between 2.5Mtpa (oxide) and 2.0Mtpa for transition and fresh mineralised materials (although the mining

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study results indicated that only 1.0Mtpa could be extracted for the bulk of the fresh rock by underground mining). It has been assumed that conventional open pit shovel-truck methods will be used initially for the mining over a Life of Mine (LoM) of approximately 8 years. In general, the mining schedule produced has been driven by mining the Mwendamboko area first (to establish access for underground extraction), and taking cognisance of the higher grade and lower stripping ratio pits initially, whilst attempting to maintain a smooth waste stripping programme.

Subsequently, the mining operations are planned to move to a full underground operation, during which time the marginal ore recovered during the open pit operations will be fed into the mill to supplement the lower underground production rate.

In addition to the base case scenario outlined above, the mining study has considered a diesel option, whereby electric power can only be developed by diesel generation and not by a hydro-electric power station.

The results of the optimisation and scheduling for the diesel options are included in this section of the report.

16.1.2	Pit Optimization
16.1.2.1.	Introduction

The following addresses the mining components of the Namoya preliminary assessment and is based upon the block models generated by Banro and the methodology checked and reviewed by SRK.

Conventional open pit shovel-truck methods are planned to be used for the mining and, after discussion with SENET, the milling rate would be 2.5 Mtpa of oxide ore throughput, and subsequently 2.0 Mtpa for transitional and fresh ore throughput although the fresh ore throughput was later reduced to 1.0 Mtpa due to restraints from underground mining and was supplemented by marginal ore material.

It has also been assumed that the mining functions of the operation will be carried out in-house by a Banro mining team, contractors only being used for selected aspects if, and as required.

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In general the mining schedule produced has been driven by the following criteria, in order of priority:

•	mining to completion the Mwendamboko pit, to facilitate the access and preparatory workings for the underground mining operations
•	initially, mining the higher grade and lower stripping ratio pits, whilst attempting to maintain a smooth waste stripping programme: and
•	sequential mining from each pit to substantially recovery the oxide ores for processing at an earlier stage.

16.1.2.2.	Approach

The open-pit optimisation studies were performed using Whittle / Gemcom Four-X Analyser (Whittle 4X) software package to provide guidance to the potential economic final pit geometries. Whittle 4X compares the estimated value of the individual mining blocks at the pit boundary versus the cost for waste stripping. It establishes the pit walls where the ore revenue and waste stripping cost balance each other, at the breakeven point. The result is that the sum of all the blocks contained within this final pit shell will report a net positive economic value.

The selected economic final pit shell is then engineered to generate a practical pit design that incorporates the design slope angles and access ramps / haul roads for an operating pit.

The ore / waste tonnages in the engineered pit can be calculated, and scheduled to determine the ore production and the waste stripping requirements.

The Whittle process requires various input data, such as unit costs and other physical parameters. Appropriate unit costs specific to the Namoya operation were provided by the relevant parties and from previous and similar projects undertaken by SRK.

The following sections describe the methodology and derivation of the initial Whittle input parameters and assumptions.

16.1.2.3.	Resource Block Model

Four separate computer block models, Mwendamboko (MW), Muviringu (MV), Kakula (KK) and Namoya Summit (NS), were used as the basic resource models for the pit optimisation study

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and included Indicated and Inferred Resources. These resource models were converted to a mining model, using a block size of 10 m N x 10 m E x 5 m depth. The mining model was exported from GEMS to Whittle 4X.

Subsequently, due to an overlap of the waste envelopes between Mwendamboko and Muviringu, a combined model (MW/MV) was created

The specific gravities were extracted from the geological models, but in general averaged the following:

•	Oxidised Ore :	2.51 t/bcm
•	Transition ore :	2.62 t/bcm
•	Fresh ore:	2.74 t/bcm
•	Waste rock :	2.53 t/bcm

16.1.2.4.	Geotechnical

Based on the slope parameters agreed with Banro, the following overall slope angles were used for the preliminary pit optimisation:

•	General slope angle in oxide material	40°
•	General slope angle in transitional and fresh material	50°

16.1.2.5.	Cost Inputs

Cost inputs parameters were obtained from an initial review of Namoya undertaken by SRK in 2006, and from other similar projects undertaken by SRK.

For the purpose of the Whittle optimisation, capital costs, depreciation, amortisation and other interest / finance charges have been excluded.

16.1.2.6.	Mining Costs

For the pit optimisation analysis, SRK has derived a unit mining cost of USD 1.41 /t for ore and USD1.28 /t for waste mined. In addition there is an incremental transport cost of USD 0.5 c/t for each 10 m bench below the pit ramp daylight level.

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Namoya Gold Project DRC

16.1.2.7.	Processing and General Administration Cost

SENET provided the metallurgical processing recovery factors and costs for the HEP and Diesel options with regard to the different ore types, and the overall General and Administration (G&A) costs.

A breakdown of these costs is as follows:

•	Hydro-Electric Power (HEP)
•	Oxide
•	Recovery of 93.6%
•	Processing cost of USD4.81 /t
•	Annual Process Rate of 2.5 Mt
•	Transition
•	Recovery of 91.8%
•	Processing cost of USD6.57 /t
•	Annual Process Rate of 2.0 Mt
•	Fresh
•	Recovery of 91.4%
•	Processing cost of USD8.94 /t
•	Annual Process Rate of 2.0 Mt
•	General & Administration (G&A)
•	Assay costs of USD0.44 /t
•	Administration of USD1.86 /t
•	Diesel
•	Oxide
•	Recovery of 93.6%
•	Processing cost of USD9.30 /t
•	Annual Process Rate of 2.5 Mt
•	Transition
•	Recovery of 91.8%
•	Processing cost of USD12.19 /t
•	Annual Process Rate of 2.0 Mt
•	Fresh
•	Recovery of 91.4%

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Namoya Gold Project DRC

•	Processing cost of USD14.56 /t
•	Annual Process Rate of 2.0 Mt
•	G&A
•	Assay costs of USD0.44 /t
•	Administration of USD1.86 /t

16.1.2.8.	Mining Factors

In consideration of the geomodelling techniques, the nature of the geological contacts, the grade smoothing incorporated in the resource estimation methodology and the mining equipment selection, it was decided that the mining dilution factor be set at 5% ( at 0 g/t grade) and mining recovery at 95%.

16.1.2.9.	Gold Price and Royalties

An average gold price of USD 600/oz was selected by Banro and corresponds to other economic mining studies being undertaken elsewhere in Africa. Sensitivities were created for gold at USD550 /oz and USD650 /oz.

Under a mining convention agreement with the Government, royalties have been set at 0% of gold price according to information provided by Banro. In addition, the revenue calculations were offset by a USD2.07 /t refining cost.

16.1.2.10.	Cut off Grade Calculations

The Cut off Grade was derived calculating the overall cost of producing one tonne of ore divided by the recovered value of the gold contained therein. This was determined for all three ore types and converted to a single apportioned value of 0.88 g/t (oxide 0.83 g/t, transition 0.95 g/t and fresh 1.09 g/t) for the HEP option and 1.15 g/t for the diesel option.

All material which falls below the cut off grade is defined as waste, and is transported to surface to the main waste dump. However, within the waste material, there is a further cut off for material, defined as the Marginal cut off grade (MCOG). This material (defined as waste) carries a grade sufficient to cover the extra cost to lift, load and transport from a low grade stockpile, and the cost of processing with the G&A cost. This MCOG was calculated at a grade of 0.65 g/t for HEP and 0.90 g/t for the diesel option.

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Banro Corporation
Namoya Gold Project DRC

16.1.2.11.	Whittle Results

The results from the pit optimisation, for the parameters and assumptions stated, are shown in the following tables and figures. Not all the optimised shells are shown and the base case is highlighted in red.

Figure 30:	Pit Optimisation - Namoya Summit Results

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Namoya Gold Project DRC

Table 41:     Pit Optimisation Namoya Summit Results

Figure 31:	Pit Optimisation - Mwendamboko Results

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Namoya Gold Project DRC

Table 42:	Pit Optimisation Mwendamboko Results

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Namoya Gold Project DRC

Figure 32:	Pit Optimisation - Muviringu Results

Table 43:	Pit Optimisation - Muviringu Results

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Banro Corporation
Namoya Gold Project DRC

Figure 33:	Pit Optimisation - Kakula Results

Table 44:	Pit Optimisation - Kakula Results

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Banro Corporation
Namoya Gold Project DRC

Selection of Optimised Pit Shell

The selection of the optimised final pit was based on the following considerations:

•	Selling price of gold of USD600/oz
•	A minimum practical mining width of at least 40 m

Pit shell 36 or 35 was selected as the base case.

A plan view showing the Whittle Shell is presented in Figure 34 and a 3D representation in Figure 35.

Figure 34:	Plan view showing selected Whittle Shells

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Banro Corporation
Namoya Gold Project DRC

Figure 35:	3-D Plan view of selected Whittle Shells

16.1.3.	Pit Design

16.1.3.1.	Engineered Final Pit Designs

16.1.3.1.1.	Introduction

The engineered final pit design was constructed using the optimised pit shell from each of the modelled areas. The GEMS software was used to engineer the final pit, and to incorporate practical haul roads, ramps and using appropriate inter-ramp slope angles.

16.1.3.1.2.	General Design Criteria

The pit engineering design criteria were:

•	Nominal Bench Height of 10 m
•	Overall slope angles of 40° in the oxide material zone and 50° in transitional and fresh materials.
•	Haul road widths of 15 m including safety berms providing sufficient room for 2-way traffic for the planned 50 t capacity truck fleet.
•	Haul road grades at a 10% continuous gradient.
•	A varying number of working areas depending upon the requirements of the mining schedule, but in general not less than three at any one time.

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Namoya Gold Project DRC

16.1.3.1.3.	Engineered Pit Designs

Pit Design

A total of four pits have been engineered, with single pits for KK and NS, and a combined pit for MW and MV, by applying the following methodology to all pits.

The Whittle outline shell was manually adjusted, utilising the Gemcom software in order to incorporate the haul roads and guarantee a minimum mining width of 40 m.

A total of four pits have been engineered, with single pits for KK and NS, and a combined pit for MW and MV. SRK reviewed each pit for the possibility of high grading a central core, and a resultant cut-back to the final design position. None of the pits were of sufficient area to enable a practical cut back scenario.

Principal haul roads have been designed to connect the working areas to the crusher or dumps.

A plan view showing the original topography and elevations is shown in Figure 37. A series of section views have been created for the mining pits, showing the topography with the final pit design, and are presented as Figures 36 to 42.

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Namoya Gold Project DRC

Figure 36:	Topography with elevations for the Namoya Project area

Figure 37:	Design Pit for Namoya Summit

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Namoya Gold Project DRC

Figure 38:	Section showing Topography and Namoya Summit Pit

Figure 39:	Design Pit for Kakula

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Namoya Gold Project DRC

Figure 40:	Section showing Topography and Kakula Pit

Figure 41:	Design Pit for Mwendamboko & Muviringu Combined Pit

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Namoya Gold Project DRC

Figure 42:	Section showing Topography and Mwendamboko & Muviringu Combined Pit

16.1.4.	Mine Production Schedule
16.1.4.1.	Production Schedule

The scheduling process consists of developing a mine plan that is economically optimum and yet at the same time practical and robust. The process is re-iterative and directed at producing a best fit scenario for excavation of the oxides from the four mining areas, before processing the transitional and fresh ores. In addition, there was the commitment to complete mineral excavation in the Mwendamboko pit as soon as is expedient, in order to progress the underground development programme.

Schedule methodology was based on a simple bench by bench basis, but minimising the use of ultra-selective mining.

Subsequent to the completion of the planned open pit mining in the Mwendamboko pit, the development of the underground operations will commence. Preparation and development works

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are planned to take 18 months in preparation for the commissioning of a 1 Mtpa underground production in Year 6.

During the underground production phase, the low grade stockpile, which is planned to be built up during the open pit mining phase and to consist of the marginal grade ore (as mentioned previously), will be added to the delivery feed. This is expected to increase the mill throughput from 1 to 1.5 Mtpa.

The following table (45) presents the proposed life of mine schedule for the hydroelectic (HEP) power option:

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Namoya Gold Project DRC

Table 45:    HEP Life of Mine Schedule

ORE (t)	Pre	1	2	3	4	5	6	7	8	9	10	PIT
MW	0	1,280,222	1,515,586	1,129,077	684,420	0	0	0	0	0	0	4,609,305
MV	0	0	0	515,148	776,075	0	0	0	0	0	0	1,291,223
KK	0	1,219,778	984,414	0	0	997,057	0	0	0	0	0	3,201,248
NS	0	0	0	755,776	539,504	611,725	0	0	0	0	0	1,907,005
Low grade Stock							500,000	500,000	495,429			1,495,429
MW Underground							1,000,000	1,000,000	1,000,000			3,000,000
TOTAL	0	2,500,000	2,500,000	2,400,000	2,000,000	1,608,782	1,500,000	1,500,000	1,495,429	0	0	15,504,210

WASTE (t)	Pre	1	2	3	4	5	6	7	8	9	10	PIT
MW	2,481,171	10,176,407	8,820,155	8,291,613	3,722,384	0	0	0	0	0	0	33,491,729
MV	0	0	2,224,558	2,852,365	2,556,413	0	0	0	0	0	0	7,633,337
KK	1,813,459	6,556,658	1,581,066	0	669,047	6,021,426	0	0	0	0	0	16,641,657
NS	0	0	3,822,996	5,067,692	9,115,399	5,983,575	0	0	0	0	0	23,989,662
MW Underground							11,817	11,817	11,817			35,451
TOTAL	4,294,630	16,733,065	16,448,776	16,211,670	16,063,243	12,005,001	11,817	11,817	11,817	0	0	81,791,836

Stripping Ratio (t/t)	Pre	1	2	3	4	5	6	7	8	9	10	PIT
MW												7.27
MV												5.91
KK												5.20
NS												12.58
TOTAL	0.00	6.69	6.58	6.75	8.03	7.46	0.01	0.01	0.01	0.00	0.00	5.28

Ore (t)	Pre	1	2	3	4	5	6	7	8	9	10	Totals
Oxide	0	2,500,000	2,441,972	1,604,685	636,553	470,153	0	0	0	0	0	7,653,364
Transitional	0	0	47,455	795,314	1,220,928	790,174	0	0	0	0	0	2,853,872
Fresh	0	0	10,573	0	142,519	348,454	1,000,000	1,000,000	1,000,000	0	0	3,501,546
Stockpile (Trans?)							500,000	500,000	495,429			1,495,429
TOTAL	0	2,500,000	2,500,000	2,400,000	2,000,000	1,608,782	1,000,000	1,000,000	1,000,000	0	0	15,504,210

GOLD (Kg)	Pre	3	4	5	4	5	6	7	8	9	10	Totals
Oxide (t)	0	2,500,000	2,441,972	1,604,685	636,553	470,153	0	0	0	0	0	7,653,364
Grade	0.00	3.25	2.77	2.79	2.20	2.22	0.00	0.00	0.00	0.00	0.00	2.85
Au (kg)	0	8,117	6,771	4,480	1,403	1,042	0	0	0	0	0	21,814
Transitional	0	0	47,455	795,314	1,220,928	790,174	0	0	0	0	0	2,853,872
Grade	0.00	0.00	1.95	3.71	3.19	2.36	0.00	0.00	0.00	0.00	0.00	3.08
Au (kg)	0	0	93	2,947	3,894	1,865	0	0	0	0	0	8,799
Fresh) O/C	0	0	10,573	0	142,519	348,454	0	0	0	0	0	501,546
Grade	0.00	0.00	2.09	0.00	4.61	2.89	0.00	0.00	0.00	0.00	0.00	3.36
Au (Kg)	0	0	22	0	658	1,008	0	0	0	0	0	1,687
Fresh) U/g	0	0	0	0	0	0	1,000,000	1,000,000	1,000,000	0	0	3,000,000
Grade	0.00	0.00	0.00	0.00	0.00	0.00	3.54	3.54	3.54	0.00	0.00	3.54
Au (Kg)	0	0	0	0	0	0	3,540	3,540	3,540	0	0	10,620
Stockpile	0	0	0	0	0	0	500,000	500,000	495,429	0	0	1,495,429
Grade							0.76	0.76	0.76			0.76
							381	381	378			1,140
TOTAL	0	2,500,000	2,500,000	2,400,000	2,000,000	1,608,782	1,500,000	1,500,000	1,495,429	0	0	15,504,210
Grade	0.00	3.25	2.75	3.09	2.98	2.43	2.61	2.61	2.62	0.00	0.00	2.84
Au (Kg)	0	8,117	6,886	7,427	5,954	3,915	3,921	3,921	3,918	0	0	44,060

Recov Gold	Pre	3	4	5	4	5	6	7	8	9	10	PIT
Oxide Au (g)	0	8,117,415	6,771,082	4,480,056	1,402,987	1,042,144	0	0	0	0	0	21,813,683
Recovery	93.60%											
Au rec	0	7,597,900	6,337,733	4,193,332	1,313,196	975,447	0	0	0	0	0	20,417,608
Au ozs	0	244,278	203,763	134,819	42,220	31,361	0	0	0	0	0	656,441
Transitional Au (g)	0	0	92,746	2,947,235	3,893,575	1,865,300	0	0	0	0	0	8,798,856
Recovery	93.00%											
Au rec	0	0	86,254	2,740,929	3,621,025	1,734,729	0	0	0	0	0	8,182,936
Au ozs	0	0	2,773	88,123	116,419	55,773	0	0	0	0	0	263,087
Fresh - O/C	0	0	22,095	0	657,615	1,007,671	0	0	0	0	0	1,687,381
Recovery	92.60%											
Au rec	0	0	20,460	0	608,951	933,104	0	0	0	0	0	1,562,515
Au ozs	0	0	658	0	19,578	30,000	0	0	0	0	0	50,236
Fresh - U/G	0	0	0	0	0	0	3,540,000	3,540,000	3,540,000	0	0	10,620,000
Recovery	92.60%											
Au rec	0	0	0	0	0	0	3,278,040	3,278,040	3,278,040	0	0	9,834,120
Au ozs	0	0	0	0	0	0	105,391	105,391	105,391	0	0	316,174
Low Grade Stock	0	0	0	0	0	0	381,142	381,142	377,658	0	0	1,139,943
Recovery	93.00%											
Au rec	0	0	0	0	0	0	354,463	354,463	351,222	0	0	1,060,147
Au ozs	0	0	0	0	0	0	11,396	11,396	11,292	0	0	34,085
TOTALS	0	8,117,415	6,885,923	7,427,291	5,954,177	3,915,115	3,921,142	3,921,142	3,917,658	0	0	44,059,864
Au Rec (g)	0	7,597,900	6,444,447	6,934,261	5,543,172	3,643,279	3,632,503	3,632,503	3,629,262	0	0	41,057,326
Au Rec ozs	0	244,278	207,194	222,942	178,217	117,134	116,788	116,788	116,683	0	0	1,320,024

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Namoya Gold Project DRC

The mine schedule provided in Table 45 is based on a combination of Indicated and Inferred Mineral Resources and is therefore subject to some geological risk at this stage. Some 25% of the open pit tonnage (20% of gold) relies on Inferred Mineral Resources, particularly from the Muvringu Pit. All of the underground production relies on Inferred Mineral Resource. In total, 40% of the scheduled tonnage and gold production relies on Inferred Mineral Resource.

No mining losses and dilution have been applied to these figures. Despite mention of "Ore" in Table 45, these figures do not constitute Mineral Reserves.

Table 46: Classification of Mineral Resource in the Mine Schedule

		Contained Indicated Mineral Resource			Contained Inferred Mineral Resource
		Tonnage	Gold Grade	Gold Metal	Tonnage	Gold Grade	Gold Metal
		(Kt)	(g/t)	(Kg)	(Kt)	(g/t)	(Kg)

Namoya Summit Pit	Oxide	1,465	2.43	3,562	121	1.82	220
	Transition	179	2.31	413	110	1.82	200
	Fresh	0	0.00	0	33	1.93	63
	Subtotal	1,643	2.42	3,975	264	1.83	483

Kakula Pit	Oxide	2,252	2.52	5,676	73	1.48	108
	Transition	449	2.54	1,140	101	2.07	208
	Fresh	12	4.52	53	315	2.90	914
	Subtotal	2,713	2.53	6,869	489	2.52	1,231

Mwendemboko Pit	Oxide	2,792	3.52	9,836	374	1.58	590
	Transition	90	6.12	552	9	1.15	11
	Fresh	1,126	4.24	4,775	217	1.53	333
	Subtotal	4,008	3.78	15,164	601	1.55	934

Muvringu Pit	Oxide	0	0.00	0	576	2.40	1,381
	Transition	0	0.00	0	672	2.57	1,729
	Fresh	0	0.00	0	43	2.20	95
	Subtotal	0	0.00	0	1,291	2.48	3,204

Mwendemboko Underground	Oxide	0	0.00	0	0	0.00	0
	Transition	0	0.00	0	0	0.00	0
	Fresh	0	0.00	0	3,000	3.54	10,620
	Subtotal	0	0.00	0	3,000	3.54	10,620

Total Mine Plan	Total	8,365	3.11	26,008	5,644	2.92	16,473

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Namoya Gold Project DRC

16.1.5.	Mining Operations
16.1.5.1.	Open Pit Mining Methodology

It is envisaged, for purposes of this study that the mining operations will be conducted by Banro, which will be responsible for the site preparation, haul road construction, excavation and haulage of ore to the Run of Mine (RoM) pad and waste to the waste dumps, oversize breakage and equipment maintenance.

The mining operations are based upon the usage of hydraulic excavator and haul truck fleets engaged in conventional open pit mining techniques. The excavators load the excavated material into the haul trucks, with the ore being transported to the processing area and the waste to the designated local waste dumps.

Access roads will be developed as required for access into new areas. The main arterial roads will, where necessary be constructed to a minimum 25 m width, including berms and drainage areas.

Many of the planned working areas have existing areas of artisonal workings and are situated on the hill ridges, which may mean that there are limited soil and/or soil making materials available on the site. Where these can be identified, they will be recovered during the pit preparation phase and stockpiled for future use with progressive waste dump and possible pit rehabilitation.

Pit benches will be developed to conform to the specific excavating equipment, but generally in 5 or 10 m horizontal lifts. The current study has been developed utilising off highway truck haulage from the working areas directly to either the waste dumps or to the RoM stockpile area.

The majority of the gold mineralisation will be transported to the ROM area, and discharged directly into the feed hopper. A RoM stockpile will be available for surcharge materials at the RoM pad area. It is also anticipated that there will be a low grade stockpile (with marginal grade less than the grade cut-off).

All of the waste material from the excavation area will be hauled to external waste dumping, adjacent to the specific operational pit. The total waste to be moved is estimated to be 82 Mt which approximates to 32 Mbcm in-situ or 39 Mbcm of dumping volume. The method of waste

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deposition on the dumping areas is dependent upon the access level and location of the dump and this will require further detailed design for each area to account for localised slope angles, water level retention in the fill and installation of drainage channels. A further study is required to investigate the possibility of either creating in-pit dumping areas (which is unlikely) or with backfilling local pits where mining has been completed.

Where possible, end tipping will be utilised and the dump profile will be progressively extended outwards. Generally construction criteria will be followed to ensure a good geotechnical design, which will include deposition over a large tipping front and judicious placement of blocky materials into the base areas of new waste dumps.

Where possible, the practicalities of backfilling areas of the excavated pit will be investigated in order to minimise the transport costs and visual impact on the local environment.

If and where backfilling of mined out areas has been completed and waste dumps are redundant, the area will be profiled into a gentle sloping formation and covered, where possible, with soils or soil forming materials.

To efficiently excavate the in-situ materials could require a significant amount of drilling and blasting to assist fragmentation and subsequent loading. Based upon the information supplied, and general knowledge of similar operations, it has been assumed that approximately 83% of the material will require drilling and blasting.

It has also been assumed that on-site staff at Namoya will also undertake mine planning, mine scheduling, grade control and performance monitoring.

16.1.5.2.	Mining Equipment Requirements

The following discussions are based upon the HEP powered option, with a 2.5 Mtpa processing option for the oxide ore and 2 Mtpa for the harder materials. This is referred to as the Base Case.

General

Mine equipment requirements have been calculated based upon the annual mine production schedule, the mine work schedule and equipment shift production estimates. The size and type of mining equipment is consistent with the size of the project, that is annual peak material movements of 16 Mt for the life of mine.

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The proposed fleet, as presented in Table 46, is capable of producing the tonnage requirements.

Due to an opencast mine life of only six years (within which a single unit at worst could accrue 36,000 hours) there is no need for a replacement programme for the mining units.

The equipment units and costs have been selected from world renowned manufacturers. Although quotes have not been specifically requested for this project, the capital and transportation costs have been derived from similar projects from the relevant equipment suppliers. Outputs have been derived from generic calculations.

Specific manufacturer’s model numbers for equipment are utilised in this report for the purposes of illustrating size and class of equipment required, and should not be considered as a final recommendation of equipment manufacturers.

There is sufficient equipment to perform the following duties: -

•	Construct additional roads, including upgrading of existing haul roads, as needed to support the mining activity.
•

Mine and transport the ore to the RoM feed hopper or satellite stockpile. Mine and transport the waste material from the excavation areas to the waste storage areas, and includes dozing and dump maintenance.

•	Re-handle of the ore from the RoM and low grade stockpiles to the feed hopper.
•	Maintain the entire mine working areas, in-pit haul roads, waste storage areas, stockpiles, satellite stockpiles and external haul roads.
•	Build and maintain in-pit and on-dump drainage structures.

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Table 47:	Major Mining Equipment

Mine Work Schedule

Table 48 summarises the working schedule, the scheduled shifts per year and the expected shifts available, accounting for holidays. The mine is initially scheduled to work 365 days per year, less time for holidays and inclement weather. It will operate two shifts per day, 12 hours per shift for 720 available shifts each year for the mine life.

A 3 crew roster system will be required to maintain this schedule.

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Table 48:     Schedule Working Periods

Operating Time Per Shift

Operating time per shift represents the actual time during the shift that the equipment is “productively” working. This is equal to total scheduled time less all scheduled and unscheduled delays. Table 49 presents the operating time per shift for the major mining equipment, and for a 11 hour shift the equipment will operate for 5.67 minutes (9.4 hours) at an overall mining utilisation of 73%.

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Table 49:     Major Equipment Shift Operating Time

Operating Requirements Formula

Productivities per unit (prior to any allowance for mechanical availability and utilisation of availability) were first calculated for all of the major mining equipment, and these were then used to determine the following operating requirements for each year: -

•	Operating Hours	= Required Production / Productivity per unit shift.
•	Total fleet	= Operating Shifts / available shifts x MA x UA.
•	Fleet Utilisation	= Operating Shifts / Total fleet x Available Shifts.
•	Operators	= Total Fleet x Crews x Fleet Utilisation.

MA above refers to the equipment’s mechanical availability, which represents the amount of time averaged over the life of the equipment that the unit is mechanically available to work.

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UA refers to the utilisation of available equipment. This is the figure that is varied to reflect the actual hours worked by each unit. It is impossible to fully utilise any unit for 100% of its available time, as time is always lost for other activities such as: -

•	assigning operators to units;
•	sickness;
•	industrial problems; and/or
•	blasting activities.

The auxiliary equipment such as dozers, graders and water trucks are an essential requirement to the mining operations but typically are never heavily scheduled. The prime excavators have been programmed at a conservative 75% to 85% utilisation.

Major Equipment

Mine equipment requirements were calculated to assure sufficient production capacity to meet the mine production schedule. Annualised haul profiles were calculated for each material type (waste and gold mineralisation), utilising the generated Whittle bench block plans and the mining schedule. Haul truck productivity was calculated based on a simplistic haul time simulation for each material type and profile.

Drilling and Blasting

SRK has assessed that approximately 83% of the total excavation (76 Mt) may require drilling and blasting.

SRK has assumed for this report that the owner is responsible for all blasting procedures. The management may wish to engage a subcontractor (usually the explosives supplier) who may be responsible for delivering blasting agents to the blastholes, and placing powder in the holes. Mine personnel would charge the holes, place the detonators and boosters and tie in the patterns.

Production drilling has been based on the production forecast, estimated drill factors, and calculated productivities. A paddock or buffer blast pattern should be used, especially within the ore zones, to contain the blast and prevent loss and movement of the mineralised ore. Paddock

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blasting results in an increased workload from the ancillary equipment, as the contained energy dissipated from the initiation is converted to the “heave” of the material and not to displacement.

For its assessment of the blasting SRK has assumed:-

•	Powder Factor of 0.35 kg/t in the gold mineralisation and 0.30 kg/t in waste;
•	use of an ANFO (mixture of ammonium nitrate and fuel oil) based explosive system;
•	mixing of the ammonium nitrate and fuel oil in Preparation Tanks;
•	delivery to site and down the hole by a proprietary ANFO mixing truck,
•	loading of priming explosive and detonators by manual labour, and firing; and
•	preparation of ANFO filled bags for wet ground condition areas.

SRK has assumed bulk blasting techniques, with little selective drilling.

Excavation

There are three mining areas at Namoya, consisting of two separate and one combined area, The project pits vary from 20Mt to 46Mt in size, and with varying haul distances from the processing area (1.2km minimum to 1.4km maximum). Therefore a flexible mining fleet is required to efficiently and economically recover the gold mineralisation.

Without doubt, the most flexible mining units are wheel loaders and hydraulic excavators, whilst the cheapest units tend to be electric rope shovels and it is therefore a complex algorithm to determine which the more suitable option is. Briefly, the following are some of the arguments and discussion points:

•

Hydraulic shovels are particularly adept where selective mining is required to target identified layers of mineralisation. They have the ability to provide sufficient break-out force to maximise the quantity of free digging of the harder materials and provide good cycle times and equipment utilisation. The technologies are more complex than the rope shovel and require a higher expertise in the maintenance crews. Whilst not as mobile as the wheel loader, the hydraulic shovel has a high degree of flexibility between working faces in the same mining area. A low-bed would be required for major transportation from one excavation to another. Breakout force through the face is very good, and

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backhoes capable of loading 50 t haul trucks in four passes are considered the most appropriate loaders for this operation.

•

The best operation for an electric rope shovel is mining on wide open benches with a constant dig depth and material i.e. waste benches. They are most effective when minimal major equipment moves are required, and operating in a stable and static operation. Rope shovels due to their pendulum loading action (lower breakout force through the mining face) require looser material to load out, therefore necessitating more drilling and blasting. Bulldozer attendance is required on a fairly regular basis to clean the loading area for truck access.

•	Rope shovels utilise electrical power, which is much cheaper than diesel, but this requires a sophisticated supply system.

•

Wheel loaders are the most flexible mining units and can move easily under their own power between working places in the minimum amount of time. The disadvantage is the unit cost which is the highest of the three excavation unit types, due in the main to diesel fuel costs and the requirement for extra blasting. Often, a track bulldozer is required to assist the loading operation by pushing the material into the loading path.

Haulage

A fleet of the larger sized excavators and haul trucks, as used in many other equivalent sized mining projects worldwide, is deemed inappropriate for the mining conditions and requirements unique to Namoya. Both the 50 t haul trucks and the 30 t articulated dump trucks (ADT) are renowned for their efficiency, dependability and cost effectiveness in varied climatic and mining conditions over many years operation.

Haul truck productivities were calculated on an annual basis from first principles, and were guided by the following principles:

•	Generalised haul profile information was generated from mine plan maps. Profiles were determined for the ore and waste, and the general destination on an annual basis, that is

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waste material to an exterior waste dump, ore and low grade ore to RoM pad and/or stockpile.

•	Speed limits were determined for the various phases of haul, and average speeds established for empty and full runs.

•

The travel time was simulated for each haul profile, adding the fixed and travel times determined the total cycle time. The average trips per shift and shift productivities were compiled for each time period.

Road Construction and Maintenance

A simple network of haul roads, minor roads, ramps, working areas and waste tipping areas will be maintained to a high standard of road repair by the fleet of two graders and a wheel dozer. The graders will concentrate upon the main arterial haul roads, whilst the wheel dozer, in the main, will clean up the areas around the excavating units and the tipping areas on the waste dumps.

Stockpile Management

The wheel loader fleet is the preferred option for the ongoing rehandle from the stockpile to the crusher feed on the Run of Mine pad. In periods of necessity, the loaders may be utilised in the excavation areas to assist the production excavators. Whilst feeding the low grade stockpile to the processing plant, two of the 30 t ADT will be required to assist the wheel loader.

Major Auxiliary (Support) Equipment

The major auxiliary equipment refers to the mine units which are not directly responsible for production, but which are scheduled on a regular basis. The primary function of the auxiliary equipment is to support the major production units, and provide safe and clean working areas. Equipment operating requirements, operating cost per shift and personnel requirements were estimated for this equipment.

Equipment types included are:

•	track bulldozer;

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•	wheel dozer;
•	motor grader; and
•	water truck.

The primary duties assigned to the auxiliary equipment are as follows: -

•	Mine development including access roads, temporary service ramps, safety berms, sumps etc.
•	Waste rock storage and crusher stockpile control. This includes maintaining access to the dumping areas and maintaining travelling surfaces.

Minor Auxiliary Equipment

This includes all the smaller items of specialised and non-specialised mining equipment required for supporting the mining process, and includes:

•	Maintenance vehicles required to servicing and fuel the tracked equipment in the field, such as fuel trucks, lubrication and field service trucks, mobile breakdown repair vehicles.
•	Utility vehicles for transportation of labourers and field operatives around the mine site, and for general supervisor tasks and management.
•	Specialised mining equipment required in the maintenance area such as mobile cranes, tyre handling equipment, flatbeds for transporting tracked vehicles to the workshops etc.
•	Mobile lighting plants required to illuminate specific operations or areas of high safety risk during the hours of darkness.

Waste Storage and Stockpile Strategy

RoM Stockpiles

The majority of the ore will be transported to the RoM area, and discharged directly into the feed hopper, and an allowance of 15% has been allowed for ore misdirection, haulage congestion and disruptions to the haulage patterns, such as non operative crusher time, as presented below in Table 50.

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The low grade stockpile will be fed through the Processing plant at the end of the open pit operations, and during the underground mining operations. During this period the wheel loader will utilise two ADTs to transport the material, in association with a track and wheel dozer and ancillary equipment.

Table 50:	Allocated Stockpile Requirement

Overburden disposal

In the present scheme all waste rock will be deposited in external waste dumps, situated as close as possible to the exit ramp. These waste dumps will be constructed to a maximum of 15m lifts by end tipping and dozing. The total amount of waste to be removed during the project is 82 Mt, and this will require a dumping space of 39 Mbcm, assuming an overall swell of 20% (after compaction in dump).

Further work into the possible development of internal waste dumps within the mined out areas should be investigated as part of any feasibility study as this could result in significant cost savings.

Generally construction criteria which will be followed to ensure a good geotechnical design, which will include the deposition of the waste over a large tipping front and judicious placement of blocky materials into the base areas, where possible. During the ensuing studies, cogniscance should be taken of the positioning of the dump foothold to minimise the blockage or possible contamination of natural watercourses.

SRK has not been made aware of any acid rock drainage problems and has made no allowances for any mitigation measures for encapsulation.

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16.1.6.	Mine Infrastructure
16.1.6.1.	Mining Facilities

The design of the mining facilities has been driven by the need to minimize costs, yet providing substantial support systems for an 8 year mine life. Therefore, rather than one large structure housing the offices, workshops, warehouse and heavy vehicle repair shop, separate structures have been considered allowing each to be sized and constructed to suit their specific needs.

Mining Offices

A purpose built mining office complex, of approximately 600 m2, will provide offices for the mine management, technicians and support services as well as a lunch room, training room and meeting room.

The mining changing rooms, kitchen and laundry area is integrated with the processing plant facilities.

Maintenance Facilities

The maintenance area will consist of three areas:

•	heavy equipment workshop;
•	auxiliary equipment workshop; and
•	refuelling centre.

A purpose built building of 540 m2 is required with a five bay configuration:

•	Three end bays (9 m wide by 12 m long) for servicing of the major mobile equipment, such as the haul trucks, wheel loader and dozer, at least two of the bays to be fitted with inspection pits.

•	The remaining two bays will utilised for a track dozer repair bay and a combination of machine shop and management offices.
•	Two central electric overhead cranes are required to traverse the five working bays and capable of lifting 35 t and 10 t.
•	A 100 mm thick concrete slab will be required under the workshop with a further 30 m extension of a 150 mm thick concrete slab beyond the doors.

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Additionally, an auxiliary equipment workshop will be required in close proximity to the main workshop, consisting of a purpose built building of 300 m2, providing four separate working areas for repair work to light vehicles, tyre handling, drill sharpening and an electrical workshop.

The main stores and spares distribution centre is located within the processing plant area. A separate contained area inside the warehouse will be dedicated (for storage) of special lubricants and greases. In addition, a designated caged area will be provided for flammable products such as solvents and paints.

The repair and maintenance facilities, described earlier, are intended to perform tasks beyond the routine servicing of plant and equipment. Scheduled maintenance and daily servicing practices, computer planned and recorded, are now the norm in mining operations.

Mine fleet servicing, including daily refuelling, lubrication, routine servicing, and tyre management is performed as a normal operational function. Mobile service units attend to the requirements of equipment, such as excavators, drill rigs, bulldozers and other items of fixed plant and equipment. A refuelling centre, which is situated adjacent to the main workshop, is required for the daily and minor servicing of the haul truck fleet and other mobile units.

Explosives Storage

The bulk explosives facility will be located away from the mining facilities, at a location to be decided later. Raw materials, such as ammonium nitrate, fuel oil and primary explosives used in the explosive manufacturing process will be brought to site by road, and stored in silos at an explosives facility site until required.

A detonator magazine (20 m long x 5 m wide x 4m high, either of concrete construction or with double brick thickness and surrounded by earthen screening mounds and security fencing) and small industrial explosive magazine (similarly constructed) will be required as separate units situated within close proximity of the main magazine complex, but all within an enclosed security fencing.

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Mine Communication System

Communications in mining projects rarely receives the attention warranted, given that project development can be severely hampered by the provision of inadequate communication facilities. Generally speaking, communications are not a major cost item in terms of overall expenditure.

The provision of communication broadly fall into two categories; those that relate to the provision of external services and are possibly subject to either governmental or regulatory issues and those that pertain to internal or inter mine communications.

An allowance has been made in the mining costs for an adequate supply of hand held and vehicle mounted radio sets. SRK recommends the fitting of in-vehicle radios to all of the hydraulic excavators, drill rigs, graders and wheel loaders, to the majority of the haul trucks and to the service vehicles and supervisors transport.

Mine Roads

Main haulage routes must be located to minimise haulage cost, and constructed to insure efficient and safe truck travel.

A preliminary main haul road construction programme has been developed as presented in table 51. The main haul road is designed for a minimum width of 25 m, which includes ditching, safety berms, two-way traffic and an ample passing capability. Additional secondary roads will be constructed for minor traffic and interconnections, which will approximate to 40% of the annual major construction programme. Minor haul roads will be approximately 10 m wide.

Table 51:	Main Haul Road construction programme

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16.1.6.2.	Other Infrastructures

Power Supply (generation) and Distribution

Power will be supplied from the Processing area and distributed to the mine facility.

Water Supply and Distribution

As with the power supply, the source of non potable water is discussed in a later section of this report.

Waste Management

Solid waste generated from the mine plant site, including ancillary buildings, will primarily be domestic and industrial non-hazardous waste. A comprehensive Waste Management Plan will be developed for the project. Solid waste will include:

•	refuse from construction (scrap wood, metal, concrete, etc);
•	refuse from the mine (empty drums, packing materials, etc); and
•	general domestic garbage from the offices and ancillary buildings (paper, refuse food, etc).

Construction debris, inert waste and used tyres will be placed in designated cells and covered within the waste rock dumps. This is an accepted method in the mining industry. Solid domestic and industrial waste from the mine plant facilities will be recycled and re-used in an approved manner, where feasible. Other solid waste will be placed in waste receptacles

16.1.7.	Mining Manpower

16.1.7.1.	Mining General

The mining personnel include all salaried supervisory and staff working in the mine operations, maintenance, and engineering departments, and the operational labour required to operate and maintain the drilling, blasting, loading, hauling, and mine support activities.

16.1.7.2.	Supervisory and Technical Staff

SRK has generated manpower and staffing requirements from first principles and with knowledge of similar operations in remote conditions.

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SRK has included those senior staff and support personnel required to service the Namoya Project and the manpower for the mine operations, mine maintenance, mine engineering, mine geology and grade control:

•	Mine operations include the mine superintendent, general foremen, shift foremen, and equipment trainers, in addition to clerical support.
•	Mine Maintenance includes the maintenance superintendent, shop foremen, planners, trainers and clerical support staff.
•	Mine Engineering includes the senior mining engineer, short term planner/grade control, surveyors, technicians and clerical support.
•

Mine Geology includes the senior geologist, mine geologist, grade control engineers, and support staff. The mine geologists and grade control officers will handle grade control and blending procedures as well as mapping, updating reserves and exploration drilling.

A minimum of 15 experienced expatriate staff will be required at the beginning of the project namely:

•	Mine Superintendent
•	Maintenance Superintendent
•	Senior Mining Engineer
•	Senior Geologist
•	Geologist & Grade Control
•	General Foreman
•	Mining Supervisors (3)
•	Operational Trainers (2)
•	Maintenance Supervisors (3); and
•	Electrician

The first six positions will remain as expatriate positions throughout the project

Significant training will be required due to technical skills shortages, and SRK proposes that a number of experienced expatriate staff would be required during the first two years of operation, especially for the higher level supervisory staff, and further experts to train the local workforce both on the technical mining and maintenance skills.

Banro is committed to training the local and Congolese nationals to run the Namoya mine. Therefore, SRK recommends a shadowing policy whereby a suitable local employee works closely with his expatriate colleague for a minimum of 1 year, learning his skills and attaining

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the knowledge and confidence to enable him to take full responsibility at the end of this period. This phased programme is presented in Table 52.

16.1.7.3.	Mine Operating Labour

General

The total mine operatives are presented in Table 52 and are divided into mine operations and mine maintenance. In addition, Table 52 also presents the senior management (inclusive of the expatriate requirement), and service departments.

Due to the location of the project SRK has allowed for the following in determining the Senior staffing levels:

•	Housing; and
•	three airline flights per year
•	local staff
•	housing allowance;
•	shift allowance;
•	daily food.

Mine Operations

The majority of personnel in mine operations are equipment operators, and are calculated and presented in each of the unit equipment requirement tables on an annual basis. The fleet size, number of crews, and fleet utilisation is used to calculate the number of operatives required at any period in time, and is applied for each equipment type. It is assumed that there will be a high level of cross training between the various categories of operations.

Additional mine personnel are assigned to perform the following tasks:

•	Service crew, who are responsible for the operation of the water trucks, and road construction crews.
•	Blasting crew, responsible for loading, and stemming the blast holes and initiation.
•	Labourers, generally an unskilled worker who assists with many of the mine support facilities such as moving pumps and pipes, and general mine clear up.

Mine Maintenance

Mine maintenance personnel numbers were calculated based upon a fitter requirement for one operative to either maintain three of the major units or five of the ancillary units in the

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workshops or further cover on the rotating shifts. General maintenance personnel, fuel and lubrication operatives, tyre personnel and general labourers, have been included in the total number of personnel.

Table 52:	Mine operations personnel requirement

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Namoya Gold Project DRC

16.1.7.4.	Underground Mining Concept

The conceptual underground mining costs for Namoya were derived using an open stoping method benchmarked on operations of similar size. The mining level development is carried out on 20 m intervals and the access to level development is via a 1:7 grade decline. The existing adit in Namoya to the 770 m RL can be used to accommodate truck haulage where ore is fed through ore passes to a central loading point. The existing adit is assumed to require stripping and rehabilitation to suitable dimensions for 40 tonne trucks hauling to the mill crusher stockpiles. An ore pass system would be developed to feed ore from the upper levels to the central loading point, similar to the conceptual design presented in figure 43. Table 53 presents the development meterage required to develop the conceptual underground model:

Figure 43:	Conceptual Underground Design

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Table 53:	Underground Mining Development

Type of Development	Dimensions	Metres required
Main ramp 680m to 920m	3m x 3m	1,620
Development x-cuts	2.5m x 3m	195
Waste dev x-cuts between lenses	2.5m x 3m	117
Ore x-cuts	2.5m x 3m	299
Ore Drives	2.5m x 3m	4,680
Ore Pass 770m to 920m	3m x 3m	150
Ventilation rise 680m to 945m	3m x 3m	265
Stockpile/Cuddies (10% Main ramp)	2.5m x 3m	30

Based on a yearly production rate of 1 Mtpa, the following equipment is considered suitable for the Namoya underground mine:

•	Single Boom Jumbo x 2
•	Longhole drill x 1
•	Airleg rock drills x 5
•	Loader (5 m3) x 1
•	Loader (3 m3) x 5
•	Truck (40 t) x 2
•	Sump pumps x 2
•	Air compressor 2000 cfm

Approximately 60 miners would be required to work three x 8 hour shifts and an allowance of USD $2M was allocated for surface equipment and infrastructure.

Using the above mentioned assumptions the cost summary for operating the Namoya underground mine is presented in Table 54:

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Table 54:     Underground Summary Costs

Cost Summary	Units	Total
Capital Yr 4-5	USD	11,845,812
Capital Yr 6 - 8	USD	8,342,588
Operating Cost Yr 5 - 8 (Mining)	USD	33,239,226
Óperating Cost Yr 5 - 8 (Labour)	USD	10,123,895
Total	USD	63,551,521

Total Underground Mining Target	tonne	3,000,000

Underground Mining Cost	USD/tonne	21.18

16.2	Process Plant
16.2.1.	Process Description

The proposed Namoya process plant design is based on well known and established Gravity/CIL technology, which consists of crushing, milling, gravity recovery of free gold followed by leaching/adsorption of gravity tailings, elution & gold smelting and tailings disposal. Services to the process plant will include reagent mixing, storage and distribution, water and air supplies.

Based on the metallurgical testwork results obtained from SGS Lakefield (Johannesburg, South Africa) and assumptions where necessary, the design basis of the Namoya process facility was scoped out assuming treatment of:

•	2.5 million tonnes per annum oxide ore
•	2.0 million tonnes per annum transition
•	1.0 million tonnes per annum fresh ore; supplemented by 0.5 million tonnes per annum of low grade stockpile material.

The proposed process design criteria consist of the following sections:

•	Crushing and ore stockpiling
•	Grinding
•	Carbon in Leach
•	Cyanide Destruction
•	Tailings disposal
•	Acid Wash

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

•	Elution
•	Electrowinning and Goldroom
•	Carbon Regeneration
•	Reagents Services
•	Air Services

Data used in the design criteria has been derived from various references listed below.

References

1.	Banro (Owner)
2.	Metallurgical Test work
3.	Calculated Data
4.	Vendor Data or Recommendation
5.	SENET
6.	Industry Standard or Practice
7.	Handbook (Engineering Handbook)
8.	Assumption based on experience
9.	External Consultants

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

16.2.2.        Process Design Criteria

16.2.2.1.	Ore Characteristics

	Unit	Oxide	Transition	Fresh	Source
Ore Source		Open pit	Open pit	Open pit	1
Max Lump Size	mm	800	800	800	5
Ore Head Grade:	g/t	2.78	2.88	5.14	2
Moisture Content:	%	5%	5%	5%	2
Specific Gravity:		2.84	2.83	2.84	2
Bulk Density of crushed ore	t/m3	1.704	1.698	1.698	2
Rod Mill Work Index:	kWh/t	9	12.0	18.0	2
Ball Mill Work Index:	kWh/t	8.0	11.0	17.0	2
Abrasion Index:		0.05	0.3	0.7	2

16.2.2.2.	Operating Schedule

Crushing		Oxide	Transition	Fresh
Days per week	days	7	7	7	1
Hours per day	hrs	16	16	16	1
Maintenance	hrs/w	6	6	6	6
Utilisation	%	85%	85%	85%	6
Utilised hours per week	hrs	89.2	89.2	89.2	3
Utilised hours per annum	hrs	4,638	4,638	4,638	3
Crushed Tonnes per annum	t	2,500,000	2,000,000	1,500,000	1
Crushing tonnes per hour	tph	539.0	431	323	3
Selected Crusher Throughput	tph	540	440	330	5

Milling
Scheduled operating days per annum	days	365	365	365	1
Possible hours per annum	hrs	8,760	8,760	8,760	3
Scheduled maintenance per week	hrs	6	6	6	6
Scheduled maintenance per annum	hrs	312	312	312	3
Number of Mill Relines per annum		2	2	2	6
Time required per mill reline	hrs	36	36	36	6
Time lost per annum due to relines	hrs	72	72	72	3
Available hours per annum	hrs	8,376	8,376	8,376	3
Availability	%	96%	96%	96%	6
Operating hours per annum	hrs	8,041	8,041	8,041	6
Milled tonnes per annum	t	2,500,000	2,000,000	1,500,000	1
Milled tonnes per hour	tph	310.9	248.7	186.5	3
Selected Mill Throughput	tph	320	250	190	5

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Operating hours per day	hrs	22.03	22.03	22.03	3
Overall Availability/Utilisation	%	92%	92%	92%	3
Operating hours per week	hrs	154.63	154.63	154.63	3
Operating hours per month	hrs	670.08	670.08	670.08	3

16.2.2.3.	Production

Gold Recovery	Units	Oxide	Transition	Fresh	Source
Head Grade	g/t	2.85	3.08	2.69	1
Gravity Recovery	% of Head Grade	21%	23%	14%	2
Gravity Recovery	g/t	0.59	0.72	0.38	3
CIL Feed Grade	g/t	2.26	2.36	2.31	3
CIL Solution Tails	ppm	0.015	0.015	0.015	6
CIL Solids % m/m	%	42%	42%	42%	2
CIL Solution Tails	g/t	0.021	0.021	0.021	3
CIL Solid Tails	g/t	0.18	0.22	0.20	3
Combined CIL Tails	g/t	0.203	0.236	0.219	3
Leach Recovery	% of CIL Feed Grade	92.0%	89.3%	90.0%	3
Leach Recovery	g/t	2.08	2.15	2.11	3
Leach Recovery	% of Head Grade	73%	68%	77%	3
Overall Recovery	%	93.6%	91.8%	91.4%	3
Gold Production: Life of Mine
Tonnage Treated	Mt	7,653,363	2,853,871	4,996,975	1
Gold Production	kg	20,420	8,176	12,434	3
Gold Production	oz	636,072	254,667	387,316	3
Gravity Gold	Kg	4,226	1,909	1,741	3
CIL Gold	Kg	16,194	6,226	10,693	3
Gravity Gold	Oz	131,636	5,9477	54,224	3
CIL Gold	Oz	504,438	195,189	333,092	3
Life of Mine	Yrs	3.06	1.43	3.33	3
Annual Gold Production	Kg	6,670	5,729	3,732	3
Tonnage Processed	Tpa	2,500,000	2,000,000	1,500,000	1
Annual CIL Gold	kg	5,196	4,291	3,168	3
Annual Gravity Gold	kg	1,476	1,439	564	3
Combined Annual	kg	6,670	5,729	3,732	3
Bullion Purity	%	88%	88%	88%	8
Annual Gross Bullion Weight	kg	7,580	6,511	4,241	3
Annual Gross Bullion Weight	Oz	243,692	209,322	136,363	3

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

16.2.2.4.	Crushing

Although extensive oxidation has taken place on Namoya deposits, the presence of quartz within the deposit requires all three ore types to go through hard rock primary crushing to produce a SAG mill feed of size 100% passing 250mm. A single stage jaw crushing circuit is designed for this purpose. Ore withdrawal from the ROM bin was designed to utilise a combination of a variable speed apron feeder and a vibrating grizzly feeder to remove fines prior to crusher feed. Crushed material is stockpiled onto a 24 hour live capacity stockpile from which the ore is reclaimed using three variable speed vibrating pan feeders. A detailed design criteria for the crushing section is given below:

Crushing	Unit	Design	Source
ROM Bin Feeding Method		FEL/Truck	1
ROM Pad Reclaim Method		FEL	1
ROM Bin Capacity	T	100	3
F80 in the ROM Ore	mm	402	7
Required final crushing product P100	mm	250	6
Required Product Size P80	mm	125	7
Reduction Ratio		4	3
Number of Crushing Stages Required		1	5
Static Grizzly Spacing	mm x mm	800	3
Maximum Lump Size to Crusher	mm	1131.4	3
Withdrawal Method From ROM Bin		APRF/VGRZ	6
Primary Crusher Type		Jaw	6
Primary Crusher Closed Side Setting	mm	125	7

16.2.2.5.	Milling and Classification

The comminution test work results indicate a medium hard ore with a reasonable level of competence, likely to be amenable to SAG milling. A SAG-Ball circuit has been designed for this ore, with the SAG mill acting as the primary mill in an open circuit and the ball mill as the secondary mill in a closed circuit with a cluster cyclone. A variable speed motor has been allowed for SAG Mill to counteract the variation in ore hardness of the various ore types.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Milling	Unit	Oxide	Transition	Fresh	Source
Circuit Type	type	SAB	SAB	SAB
Mill Feed Storage	type	Stockpile	Stockpile	Stockpile	6
Mill Feed Storage Live Capacity	t	5000	5,000	5,000	1
Dry feed rate- Design	tph	320	250	250	3
Bond Ball Work Index	kWh/t	6.9	9.7	10.9	2
Bond Rod Work Index	kWh/t	9	6.9	11.1	2
Ore Solids SG	t/m3	2.84	2.83	2.84	2
Mill Circuit Product P80	µm	75	75	75	2

SAG Mill
Type of Mill	type	Grate	Grate	Grate	6
Circuit Type	type	Open	Open	Open	6
Diameter	m	6.10	6.10	6.10	4
Length (EGL)	m	3.05	3.05	3.05	4
Grinding Ball Size	mm	125	125	125	2
Feed Size (F100)	mm	250	250	250	2
Feed Size (F80)	mm	167	167	167	7
Product Size (P80)	µm	4,000	4,000	4,000	2
Ball Charge	%	8.0	8.0	8.0	4
Motor Size	kW	1,500	1,500	1,500	3
Grinding Media Consumption	kg/t	0.37	0.78	1.25	3
Liner Consumption	kg/t	0.21	0.61	0.91	3
Liner Type		Steel	Steel	Steel	4

Ball Mill	Unit	Oxide	Transition	Fresh	Source
Type of Mill	type	Overflow	Overflow	Overflow	6
Circuit Type	type	Closed	Closed	Closed	6
Diameter	m	4.88	4.88	4.88	4
Length (EGL)	m	7.32	7.32	7.32	4
Ball Charge Nominal	%	34%	34%	34%	4
Motor Size	kW	3,000	3,000	3,000	4
Grinding Media Consumption	kg/t	0.185	0.391	0.627	3
Liner Consumption	kg/t	0.107	0.303	0.454	3
Liner Type		rubber	rubber	rubber	4

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Banro Corporation
Namoya Gold Project DRC

Classification	Unit	Oxide	Transition	Fresh	Source
Cyclone Feed Slurry Flow rate	m3/hr	960	875	760	3
Residence Time In Cyclone Feed Sump	min	3.0	3.0	3.0	6
Minimum Cyclone Feed Sump Volume	m3	50.0	40	40	3
% Solids Feed to Cyclones	%	58%	60%	62%	3
Type of Classification		Cluster	Cluster	Cluster	6
% Standby cyclones	%	25-30%	25-30%	25-30%	6
Number of Operating Cyclones		4	4	3	4
Number of Standby Cyclones		1	1	1	3
Cyclone Operating Pressure	kPa	65-70	65-70	65-70	4
% Solids in Cyclone Overflow	%	42.5%	42.7%	42.7%	2
% Solids in Cyclone Underflow	%	72%	72%	72%	6
Circulating Load	%	200%	250%	300%	6

16.2.2.6.	Carbon-in Leach (CIL)

Results of bottle roll tests conducted by SGS Lakefield indicated satisfactory gold dissolution to direct cyanidation and CIL for the three material ore types. Acceptable dissolutions were obtained within a leaching time of 24hrs for all the three types of under normal CIL conditions and natural oxygen levels. The leaching circuit was therefore designed for normal CIL with a retention time of 16hrs for oxide, and 24hrs for transition and fresh. The leach circuit was designed to treat a direct feed from the cyclone overflow at a solids concentration of 42%.

CIL Tank Design	Unit	Oxide	Transition	Fresh	Source
Solids Flow To CIL	tph	320	250	190	3
Solids SG	t/m3	2.84	2.83	2.84	2
Solids % m/m	%	42.0%	42.0%	42.0%	2
Water Flow rate	m3/hr	442	345	262	3
Water SG		1	1	1	6
Slurry Flow rate	tph	762	595	452	3
Slurry Flow rate	m3/hr	554	433	329	3
Slurry SG	t/m3	1.37	1.37	1.37	3
Leaching Residence Time	hrs	16	24	24	2
Total Vol Required (incl 8% allowance for air)	m3	9,642	11,306	8,585	3
Selected Number of Tanks		7	7	7	6
Number of CIL Tanks		6	6	6	6
Tank Volume Selected/Tank	m3	1700	1700	1700	3

Carbon/CIL Design	Unit	Oxide	Transition	Primary	Source
Leach Feed Grade	g/t	2.85	3.08	2.69	1
Leach Dissolution (as % of Leach Feed Grade)%		92.00%	89.30%	90.00%	2

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Solids Tails Grade	g/t	0.18	0.22	0.20	3
Solution Tails Grade	g/t	0.0207	0.0207	0.0207	3
Solution Tails Grade (Au)	Ppm	0.015	0.015	0.015	6
Ratio of gold concs on loaded C/Feed Solution		1,500	1,500	1,500	7
Design incremental carbon loading	g/t	2,876	3,089	2,680	3
Eluted Carbon Value	g/t	100	100	100	6
Loaded Carbon Value	g/t	2,976	3,189	2,780	3
Final Column Size Selection	t/C	7.0	7.0	7.0	5
Time required to move loaded carbon	Hrs	4	4	4	6
Selected Elution Batch	t C	6	6	6	5
C Transfer rate	tph C	1.75	1.75	1.75	3
Time required to move per intertank flow	Hrs	0.25	0.25	0.25	3
Carbon In Slurry – Design	g/L	15	15	15	6

MPS (P) screens were considered for the design as these would allow the level of the pulp in the CIL tanks to be the same; as the pumping action of these screens would allow pulp to movement from one tank to the another while carbon is retained in tanks

CIL Intertank Screens	Unit	Design	Source
Max Intertank Slurry Flow	m3/hr	875.9	3
Selected Screen Aperture	Mm	0.8	6
Open Area	%	22%	7
Interstage Screen Flux	m³/m²/h	100	7
Minimum screen area required	m2	9.07	3
Selected screen area	m2	10.00	6

16.2.2.7.	Acid Wash

An acid wash circuit capable of taking the full 6 tonne batch has been included to remove any carbonates that might otherwise foul the carbon. The circuit is designed to acid wash every batch of carbon before it is eluted by circulating a 3% HCl through carbon in the acid wash column.

Acid Wash	Unit	Design	Source
Number of Acid Washes per month		23	3
Flow Through the Vessel	BV	2	6
Flow Direction Through the Vessel		Upflow	6

Acid Wash Tank
Minimum Tank Volume	BV	1.0	6
Acid Wash Flow rate	BV/hr	2	6
Acid Wash Time/Recirculation	H	1.0	6
Rinse time	Hr	1.5	6
Acid Wash Solution Strength -HCL	%	3%	6
BV= bed volume

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

16.2.2.8.	Elution

A pressure ZADRA elution method has been considered for stripping gold from the loaded carbon. A total of 23 elutions per month has been designed as this allows for increased number of elutions; should the need arise.

Elution	Unit	Design	Source
Elution Method		Pressure ZADRA	6
Operating Temperature	0C	120	6
Operating Pressure	kPa	350	6
Design Carbon Loading	g/t	5,850	3
Design Barren Carbon Loading	g/t	100	6
Strip Batch Size	T	6	3
Number of Elutions per month		23	3
Time to Load Column	Hrs	0.50	6
Heat Up Column Content to Temp	Hrs	2.00	6
Elution/Electrowinning	Hrs	12.00	6
Cooling of Column Contents	hrs	2.00	6
Unload Column	hrs	1.00	6
Total Elution Cycle Time	hrs	17.50	3
Flow Through the Column	BV/hr	2	6
Minimum Eluate tank volume	BV	1.00	6
Type of Elution Heater		Thermic Oil	6

16.2.2.9.	Electrowinning

Electrowinning	Unit	Design	Source
Eluate flow rate	m3/h	26.67	3
Gold stripped per elution	g	34500	3
Electrowinning time	hr	12	6
Number of electrowinning cells		2	4
Electrowinning tails	ppm	5	6
Current Flux	A/m2	100	7
Cathode type		SS mesh	6

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

16.2.2.10.	Regeneration

A carbon regeneration facility has been designed to treat the entire eluted carbon batch in a period of 20 hours. The regeneration kiln is diesel fired.

Regeneration	Unit	Design	Source
Carbon batch size	t	6	3
Regeneration Temp	0C	750	6
Calc Regeneration capacity	kg/hr	300	3
Regeneration Heating System		Diesel	4
Quench Screen Type		Linear Screen	6
Mesh size	mm	800x800	6

16.2.3	REAGENTS

These have been designed taking into account the most economical packaging and tank storage capacities.

16.2.3.1.	Caustic

Caustic	Unit	Design	Source
Daily Consumption	kg	900	3
Mixing Solution Strength	%	30%	6
Quantity per mixed batch	kg	6000	3
Storage tank capacity	days	6	3
Packaging	bags	1000kg	4

16.2.3.2.	Hydrochloric Acid

Hydrochloric Acid	Unit	Design	Source
Monthly Consumption	kg	10,909	3
Mixing Solution Strength	%	3%	6
Quantity per mixed batch	kg	1364	3
Storage tank capacity	Elutions	-	3
Packaging	litres	1000	4

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

16.2.3.3.	Sodium Cyanide

Sodium Cyanide	Unit	Oxide	Transition	Fresh	Source
Daily Consumption	kg	2,397	2,466	4,110	3
Mixing Solution Strength	%	20%	20%	20%	6
Quantity per mixed batch	kg	9000	9000	9000	3
Storage tank capacity	days	2	2	2	3
Packaging	kg/box	1000	1000	1000	4

16.2.3.4.	Copper Sulphate

Copper Sulphate	Unit	Oxide	Transition	Fresh	Source
Daily Consumption	kg	308	240	240	3
Solution Strength (%)%		20%	20%	20%	6
Quantity per mixed batch	kg	1000	1000	1000	3
Storage tank capacity	days	3	3	3	3
Packaging	kg/bag	1000	1000	1000	4

16.2.3.5.	Sodium Metabisulphite

Sodium Metabisulphite	Unit	Oxide	Transition	Fresh	Source
Daily Consumption	kg	5228	4084	4084	3
Solution Strength (%)%		30%	30%	30%	6
Quantity per mixed batch	kg	5000	5000	5000	3
Storage tank capacity	days	1.2	1.2	1.2	3
Packaging	kg/bag	1000	1000	1000	4

16.2.3.6.	Grinding Media

Grinding Media & Mill Liners	Unit	Primary Ore	Source
(Only Primary Ore)
Abrasion Index	(Primary ore)	0.7	2
Balls consumed	kg/kWhr	0.1388	3
Balls consumed	kg/tonne	0.65	3
Balls consumed	tonnes/day	3.54	3
Balls consumed	tonnes/month	106.1	3
Liners consumed	kg/tonne	0.01	3
Liners consumed	tonnes/month	19.0	3

16.2.4.	Process Plant Description
16.2.4.1.	General Description

The scope of this process plant is to treat 2.5 million tonnes of oxides, 2 million tonnes of transition and 1 million tonnes of fresh ore supplemented with about 0.5 million tonnes of low grade ore from stockpile per annum and consist of the following sub-sections:

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

•	Crushing and ore stockpiling
•	Grinding
•	Carbon in Leach
•	Cyanide Destruction
•	Tailings disposal
•	Acid Wash
•	Elution
•	Electrowinning and Goldroom
•	Carbon Regeneration
•	Reagents Services
•	Air Services

A simplified flow sheet is included in this section to give the overall flow.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

16.2.4.2.	Crushing

The primary hard rock crushing plant will be designed to treat ore at a rate of 540 tonnes per hour to a product size of minus 250mm through a single stage jaw crusher. The crushing circuit will operate for a period of 16 hours a day. The balance of the hours will be used for maintenance.

For this purpose a Fuller Trailer Jaw Crusher, Model TST1400 FLSmidth (FFE) or equivalent, has been proposed as this will be capable of treating undersize from the 800mm x 800mm grizzly that will be located above the crusher feed bin.

A ROM pad will be established adjacent to a tipping bin to ensure stockpiling of the various types of ores, high, medium or low grade. Ore being campaigned is fed into the crusher using front end loader and where possible directly tipped into the ROM bin from dump trucks. The ROM bin will be equipped with a static grizzly which will ensure that oversize material will not report to the primary crusher as this will result in crusher chokes.

An apron feeder located under the ROM bin will be used to withdraw ore from the bin via a vibrating grizzly to scalp off the fines (-125mm material) while the oversize will report to the primary jaw crusher where it will be reduced to minus 250 mm which is discharged onto the crusher discharge conveyor.

The scalped vibrating grizzly undersize and primary jaw crusher product will be conveyed to a 5 000 ton live stockpile. The stockpile will ensure that the milling process will not be disrupted by any maintenance work on the crushers. In the event of maintenance work on crushers going beyond 12 hours, ore will be dozed into the live slots from the dead portions of the stockpile. The dead portion of the stockpile will hold sufficient ore to ensure milling operations can be sustained for a further 12 hours.

Ore will be recovered from the stockpile onto the SAG Mill feed conveyor by three variable speed pan feeders. Each pan feeder will be sized to reclaim 320 tph and one or a combination of these feeders running at reduced speeds will be used to supply ore to the mill. Control of the speed of each feeder will be through the measurement of the instantaneous tonnage by the mill feed weightometer and then ramp the feeder speed up or down until a set tonnage is achieved.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Lime from the silo will be added to the mill feed conveyor for pH control purposes in the leach circuit.

Containment of dust will be achieved through use of conveyor skirtings on discharge points and dust suppression systems at points identified as potentially high in dust generation.

16.2.4.3.	Milling and Gravity

The milling circuit will consist of SAG and Ball Mills. Ore reclaimed from the stockpile will be fed to a low aspect ratio SAG mill and discharge from this mill will pass through a trommel screen to scalp off pebbles. The pebbles are conveyed back to the mill feed through a system of conveyors where they are eventually milled to the required product size.

SAG Mill trommel screen undersize will gravitate to a cyclone feed hopper from where it will be pumped to a cluster of cyclones to obtain a final grinding product of nominally 80% passing 75µm. The cyclone underflow will report to the ball mill and discharge from this mill will gravitate to the cyclone feed hopper.

A portion of the cyclone underflow will be bled off to the gravity scalping screen to remove the +2mm material, which reports to the ball mill feed hopper while the screen undersize will be passed through a centrifugal unit KC-XD40MS Knelson Concentrator or Falcon equivalent to recover the free gold. Gravity tailings will be directed to the cyclone feed hopper while the free gold concentrates will be discharged into a storage hopper from where they are treated using inline leach reactor. An ILR1000BA, Batch Automatic, Gekko or the equivalent has been proposed for this purpose. A dedicated electrowinning circuit is proposed for treatment of pregnant solution from the intensive cyanidation circuit.

Cyclone overflow will gravitate to a trash screen to remove any wooden chips and oversize material prior to feeding the CIL Plant.

Milling and cyclone spillage will be contained by a concrete bund area with an inclined floor to direct spillage to two sumps. One sump will be allocated for the mill feed spillage and the other will allow for the mill discharge and cyclone spillage. Each sump will have a vertical spindle

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

spillage pump. All floor cleanups will be directed to the mill discharge and cyclone spillage sump.

16.2.4.4.	Leach & CIL

The leach and CIL circuit will be designed to provide a nominal residence time of 21.5hrs for oxide at 2.5mtpa, 24 hours for transition and fresh ores at 42% solids by weight and 2.0 mtpa. A total of 7 tanks; 1 leach and 6 CIL and will be at the same height and volume of 1700 m3. Interstage pumping screens will be installed to ensure that slurry will flow from tank to tank (though tanks will be at the same height) and this will reduce capital expenditure on the tank plate work and civils as the tanks will not be at varying heights.

Bypass facilities will be provided which will allow any tank to be taken out of service without interrupting production.

Carbon will be advanced counter current to the slurry flow by recessed impeller vertical spindle pumps located in each CIL tank.

Oxygen demand in the leach slurry is met using low pressure (350kPa) compressed air, produced by two leach air compressors.

A provision to inject low pressure compressed air to the first three tanks to provide oxygen requirements will be made. Compressed air injection will be through the hollow agitator shafts.

Two vertical spindle spillage pumps will be provided for spillage handling in the leach and CIL area.

A tower crane will be provided in the CIL section to allow for cleaning of interstage screens. It will have enough reach to facilitate addition of grinding media in the mills.

16.2.4.5.	Tailings Handling

Slurry from the last CIL tank will gravitate to a linear screen (carbon safety screen) to recover any escaped carbon (due to damaged interstage screen). Oversize from the safety screen will be collected in a basket and recycled to the last CIL tank while the undersize (slurry) will gravitate

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

to the tailings detoxification. Proposed tails detoxification is a two stage agitated reactor process where sodium metabisulphite is used to destroy cyanide in the presence of oxygen with copper sulphate as a catalyst. Air is blown to agitated detoxification tanks to supply the required oxygen.

The discharge from the second detoxification tank gravitates into the tailings sump from where the tailings are pumped to the tailings holding facility. Clarified water from the tailings facility is pumped back to the process water tank as tailings return water.

16.2.4.6.	Acid Wash, Elution, Electrowinning, Regeneration, Smelting

Recovery of gold from carbon will be performed in sequence as acid washing, elution, electrowinning and smelting to produce gold in bullion form.

Loaded carbon from the first CIL tank will be pumped to a screen where the screen oversize (washed loaded carbon) will gravitate to the acid wash cone and the undersize (slurry) will report to the first CIL

Acid washing of carbon to remove any carbonates which would otherwise interfere with the adsorption capacity of carbon will be achieved through pumping dilute (3%) hydrochloric acid through the carbon bed in the acid wash cone and circulating back the solution to the acid wash tank until the pH exiting the acid wash column is low (between 1 and 3). This will be followed by pumping water to neutralize the acid until pH of 7 is attained.

The acid washed carbon will be transferred (by gravity so acid wash cone will be located above the elution column) into the elution column which will be sized at 6t of carbon. Elution will be achieved using the pressurized Zadra method. Caustic and cyanide solution heating for the elution process will be through a closed circuit diesel fired thermic oil heating system. Thermic oil will be heated by the diesel fired heaters (one working and one standby) and then pumped to the primary heat exchanger to transfer heat from the thermic oil to the solution feeding the column. This will be operated in closed circuit until exit temperatures of solution exiting the column have reached 120°C for the elution and then the solution will be directed to the electrowinning cells.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

In order to ensure heat recovery the solution exiting the column will be passed through a reclaim heat exchanger which will ensure transfer of heat to fresh incoming elution feed prior to final heating in the primary heat exchanger.

Pregnant solution exiting the column will be directed to two electrowinning cells, operating in parallel, via a flash/header tank where gold will be deposited on the cathodes (wire wool) and the barren solution will be circulated back to the elution tank.

The electrowinning process will run (normally 12 hours) until the gold contained in the feed to the cells is less than 5 ppm at which time the contents of the elution column will be cooled and carbon from column hydraulically transferred to regeneration kiln hopper or direct to the last CIL tank if there are problems at the regeneration facility. Regeneration will be conducted at 300 kg/hr in a diesel fired regeneration kiln located on top of CIL tanks and once quenched and screened, the reactivated carbon will drop straight into the last CIL tank.

Fully loaded cathodes will be periodically removed from the cell, washed off the gold sludge using high pressure washer, and the sludge calcined in an electric fired calcination furnace. The calcined sludge is then mixed with fluxes and loaded into a diesel fired smelting furnace. During smelting, metal oxides will form slag and once the furnace crucible contents are poured into cascading moulds, gold will solidify at the bottom while slag separates easily from the gold. The gold bullion(s) will be cleaned, labeled and ready for shipping.

16.2.4.7.	Reagents

Facilities to store, mix, store and distribute reagents and consumables will be allowed for in the design of the following:

•	Mill Balls

For ease of transportability, mill balls will be delivered in drums (200 L) and stored on a concrete lined open space ball storage bunker sufficient to one month storage. Grinding media balls will be charged to the mills using a 1 tonne ball bottom discharge skip and a 1 tonne electric hoist on a mono rail or alternatively the CIL tower crane.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

•	Lime

Hydrated lime (65% available CaO) will be delivered to the mine in one tonne bags and will be pneumatically transferred to the lime silo. Lime addition to the conveyor feeding the SAG mill will be on a cascade loop where it will be ratio added to the instantaneous feed rate to the SAG Mill and once pH in the leach tank (as measured by a pH probe located in that tank) drops below 9.5, the addition rate will be ramped up to maximum until pH above 10 is obtained.

•	Cyanide

Cyanide will be delivered in one ton bulk bags. An electric hoist will be provided to lift the bags to a bag breaker during cyanide make up. Cyanide will be dissolved in raw water at a pH above 10.5 (achieved by adding caustic solution) in a mixing tank to achieve 20% sodium cyanide strength by weight. This will be transferred to a storage & dosing tank from where it will be pumped and distributed via a ring main to the Leach/CIL and elution areas.

Cyanide mixing and transfer is semi-automatic, requiring operator attention only when cyanide addition to the mixing tank is required.

Storage/Dosing tank capacity will be designed at 48 hour capacity.

•	Caustic

Caustic soda pearls will be delivered in 1000 kg bags. The caustic tank will be for make up, storage and dosing purposes and will be designed to hold six days capacity. Caustic solution at a strength of 30% by weight will be pumped intermittently to cyanide make up, elution and acid wash tanks as and when required.

•	Hydrochloric Acid

Hydrochloric acid (with 33% HCl strength) will be delivered in 1000L isotainers. Required amount of acid will be pumped from these drums using a drum pump to the acid wash tank to make up a dilute solution of 3% acid strength.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

•	Diesel

Two diesel storage tanks will be provided, one servicing the smelting furnace and the other one for regeneration kiln and thermic oil heaters. The one for the smelting furnace will have a storage capacity of close to two months while the other one will be topped up every nine days.

16.2.4.8.	Services

Plant services will include water and air. Two Ingersoll Rand compressors; Model SSR ML-300- Two stage;3468m3/hr; 750kPa compressors have been proposed for supply of plant air. One compressor will be duty while the other will be standby. Ingersoll Rand compressor; Model TAS-11-7; 102m3/hr; 8bar; has been proposed for supply of instrument air.

16.2.4.9.	Process Water

A process water tank located close to the processing plant will be used to supply process water to the plant. Overflow from the pre-leach thickener, clear return water pumped from the tailings facility and raw water top constitute process water.

Duty and standby low pressure high volume process water pumps will be provided for supplying water to the mills and gravity scalping screen dilution water.

A duty and standby set of high pressure pumps for spray water throughout the plant.

A duty and standby set of high pressure pumps for hosing, carbon transport and elutriation water throughout the plant.

•	Raw Water

Raw water pumps (duty & standby) will be used to distribute water to the crusher and milling area for dust suppression, mill cooling water, reagent makeup water and vacuum pump water from the raw tank. The raw water pond will also supply water to the fire water system (a diesel fired pump).

Mill cooling water pumps (duty and standby) will provide water to the SAG and Ball Mills heat exchangers.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Gravity concentrator fluidising water requirements will be provided through use of dedicated pumps (duty & standby)

The raw water pond will also supply water to the fire water system (electric and diesel driven pumps).

Gland water pumps (duty & standby) will transfer raw water from the gland water tank to milling and tailings pumps.

•	Air

High pressure air requirements for instruments, plant general and CIL tanks will be supplied by a screw compressor. A refrigerant air drier and filters will be supplied in order to ensure that instrument air will be of good quality. A standby compressor will be supplied. The two compressors will be housed in a compressor shed.

Preliminary Assessment Report – August 2007
Banro Corporation
Namoya Gold Project in DRC
NI 43-101 TECHNICAL REPORT

16.2.4.10. Equipment List

Crushing & Stockpiling

Item	Equipment ID	Description	Equipment Details	Supplier	Installed Power (Kw)
					347.7
1	11-GRIZ-01	Static Grizzly	800 mm x 800 mm	SENET	-
2	11-BIN--01	HARD ROCK ROM Bin	150 t ore live capacity; 90 m3	SENET	-
3	11-APRF-01	Hard Rock Apron Feeder			37
4	11-VGRZ-01	Vibrating Grizzly Feeder	Model GF-40-16; 1600x4000mm; 2xKEE 135-8; 9kW		9
5	11-CRUS-01	Primary Jaw Crusher	Model TST1400; Fuller Trailer jaw Crusher	FLSmidth Minerals (FFE)	250
6	11-HYST-01	Hard Rock Crushing Area Hoist	5t SWL VERLINDE Eurochain VL25 5003 b1 Monorail, 5m HOL, 9m Pendant Control; C/W 5t SWL Prostar Electric Trolley	Verlinde	3.7
7	11-CONV-01	Primary Crusher Discharge Conveyor C1			15
8	11-CONV-02	Stockpile Feed Conveyor C2			30
9	11-DUSP-01	Hard Rock Dust Suppression System	Stainless Steel Unit. c/w Header Tank; Float; Low Level Cutout & TX3 nozzles	Hawk	3
10	11-WEIG-01	Hard Rock Weight meter			
11	11-STPL-01	Hard Rock Stockpile	5500 t Live	SENET	-
12	11-FEDR-01	Hard Rock Reclaim Pan Feeder 1			22
13	11-FEDR-02	Hard Rock Reclaim Pan Feeder 2			22
14	11-FEDR-03	Hard Rock Reclaim Pan Feeder 3			22
15	11-DUSP-02	Stockpile Tunnel Dust Suppression	Stainless Steel Unit. c/w Header Tank; Float; Low Level Cutout & TX3 nozzles	Hawk	3
16	11-FAN--01	Stockpile Tunnel Dust Extraction Fan	MRB 400/1.5 SISW. 3.5m^3/sec, 2.5kPa Operating Pressure	Donkin Fans	22
17	11-SILO-01	Lime Silo		Techmatic	
18	11-FILT-01	Lime Silo Dust Filter		Techmatic	1.5
19	11-FILT-02	Lime Loading Bin Filter		Techmatic	1.5
19	11-HYST-02	Lime makeup hoist		Techmatic	4.4
20	11-FEDR-04	Lime Rotary Feeder		Techmatic	0.55
21	11-FEDR-05	Lime Screw Feeder		Techmatic	1.1

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22	11-FEDR-06	Lime Blower Rotary Feeder		Techmatic	0.55
23	11-BIN--02	Lime Loading Bin		Techmatic	0.75
24	11-FAN--02	Lime Loading Hopper Extraction Fan			0.55
25	11-AIBL-01	Lime Loading Air Blower		Techamatic	5.5
26	11-CONV-03	Mill Feed Conveyor		Techmatic	22
27	11-WEIG-02	Mill Feed Weightometer			-
28	11-SASH-01	Lime Safety Shower	U-Type double Column, platform activated c/w hand operated side mounted eyewash	Delta Health & Safety	
29	11-PUMP-01	Stockpile Tunnel Drainage Pump	90mm GAL		11

Milling

Item Number	Equipment ID	Description	Equipment Details	Supplier	Installed Power (Kw)
					5501.3
1	21-MILL-01	SAG Mill	6.10mDx 3.05mL SAG	FLSmidth Minerals (FFE)	1500
2	21-TRSC-01	SAG Mill Trommel Screen			
3	21-CONV-01	SAG Bypass Conveyor			5.5
4	21-CONV-02	Pebble conevyor 1			5.5
5	21-CONV-03	Pebble conevyor 2			5.5
6	21-MILL-02	Ball Mill	4.88mD X 7.32mL Ball Mill	FLSmidth Minerals (FFE)	3000
7	21-TRSC-02	Ball Mill Trommel Screen			
8	21-TANK-01	Mill Discharge Sump	26m³, Open Sump with 45º valley, MS RL, 3.2mL, 3.2mW,		
9	21-PUMP-01	Cyclone Feed Pump 1A			160
10	21-PUMP-02	Cyclone Feed Pump 1B			160
11	21-PUMP-03	Cyclone Feed Pump 2A			160
12	21-PUMP-04	Cyclone Feed Pump 2B			160
13	21-PUMP-05	Mill Feed Side Spillage Pump 1	90mm GAL	Weir	11
14	21-PUMP-06	Mill Discharge Side Spillage Pump 2	90mm GAL	Weir	11
15	21-SASH-01	Mill Discharge Side Safety Shower	U-Type double Column, platform activated c/w hand operated side mounted eyewash	Delta Health & Safety	-
16	21-SASH-02	Mill Feed Side Safety Shower	U-Type double Column, platform activated c/w hand operated side mounted eyewash	Delta Health & Safety	-

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17	21-CYCL-01	Cyclone Cluster	6-Way Gmax20. 5 cyclones fitted, one blanked		
18	21-BOX–01	Gravity Splitter Box	1.6m³, Open Box Tank, MS RL, 1.2mD, 1.3mH		
19	21-LISC-01	Trash Linear Screen	1,27-1,14/60/26/STD		4
20	21-PUMP-07	Trash Screen Spillage Pump	65mm GAL	Weir	15
21	21-BKST-01	Linear Screen Basket	1.2m x 1.2m x 1.2m, cw 800µm Woven Wire Mesh ½ Panels	SENET	-
22	21-HYST-01	Ball Loading Hoist	10 tonne gantry		11.1
23	21-SKIP-01	Ball Loading Skip	1 t capacity ball skip	SENET	-
24	21-BUNK-01	Ball Storage Bunker		SENET	-
25	21-RECV-01	Pinch Valve Air Receiver	1.33 m3 Capacity c/w P' gauge siphon tube;safety valve; drain cork; socket; automatic drain	Ingersoll Rand	-
SAG Mill Auxiliary Equipment					
	21-MIDR-01	SAG Mill Inching Drive			55
	21-TANK-02	SAG Mill Trunnion Bearing Lube Tank			-
	21-HETR-01	SAG Mill Trunnion Bearing Lube Heater 1			7.5
	21-HETR-02	SAG Mill Trunnion Bearing Lube Heater 2			7.5
	21-PUMP-08	SAG Mill Trunnion Low Pressure Oil Conditioning Pump			0.75
	21-PUMP-09	SAG Mill Trunnion Low Pressure Pump 1			7.5
	21-PUMP-10	SAG Mill Trunnion Low Pressure Pump 2 (Standby)			7.5
	21-PUMP-11	SAG Mill Trunnion High Pressure Pump 1			15
	21-PUMP-12	SAG Mill Trunnion High Pressure Pump 2 (Standby)			15
	21-TANK-03	SAG Mill Gear Reducer & Pinion Bearing Lube Tank			-
	21-HETR-03	SAG Mill Gear Reducer & Pinion Bearing Lube Heater 1			7.5
	21-HETR-04	SAG Mill Gear Reducer & Pinion Bearing Lube Heater 2			7.5
	21-PUMP-13	SAG Mill Gear Reducer & Pinion Bearing Low Pressure Pump 1			7.5
	21-PUMP-14	SAG Mill Gear Reducer & Pinion Bearing Low Pressure Pump 2			7.5
	21-GLUS-01	SAG Mill Gear Lubrication System			0.6
	21-COTW-01	Mill Cooling Tower			
		Mill Motor Lube			
		Mill Motor Lube			

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		Mill Motor Lube			
		Mill Motor Lube			
		Mill Motor Lube			
Ball Mill Auxiliary Equipment					
	21-MIDR-02	Ball Mill Inching Drive			55
	21-TANK-04	Ball Mill Trunnion Bearing Lube Tank			-
	21-HETR-05	Ball Mill Trunnion Bearing Lube Heater 1			7.5
	21-HETR-06	Ball Mill Trunnion Bearing Lube Heater 2			7.5
	21-PUMP-15	Ball Mill Trunnion Low Pressure Oil Conditioning Pump			0.75
	21-PUMP-16	Ball Mill Trunnion Low Pressure Pump 1			7.5
	21-PUMP-17	Ball Mill Trunnion Low Pressure Pump 2 (Standby)			7.5
	21-PUMP-18	Ball Mill Trunnion High Pressure Pump 1			15
	21-PUMP-19	Ball Mill Trunnion High Pressure Pump 2 (Standby)			15
	21-TANK-05	Ball Mill Gear Reducer & Pinion Bearing Lube Tank			-
	21-HETR-07	Ball Mill Gear Reducer & Pinion Bearing Lube Heater 1			7.5
	21-HETR-08	Ball Mill Gear Reducer & Pinion Bearing Lube Heater 2			7.5
	21-PUMP-20	Ball Mill Gear Reducer & Pinion Bearing Low Pressure Pump 1			7.5
	21-PUMP-21	Ball Mill Gear Reducer & Pinion Bearing Low Pressure Pump 2			7.5
	21-GLUS-02	Ball Mill Gear Lubrication System			0.6
		Mill Motor Lube			
		Mill Motor Lube			
		Mill Motor Lube			
		Mill Motor Lube			

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Gravity Recovery

Item Number		Description	Equipment Details	Supplier	Installed Motor Power (kW)
					43.1
1	23-SCRN-01	Gravity Scalping Screen	Model H1-42-12; 1220X4270 mm deck;2xKEE 60-6, 3.7kW	Vibrates	3.7
2	23-CONC-01	Gravity Concentrator	KC-XD40MS	Knelson	30
3	23-HYST-01	Concentrator Maintenance Hoist	2t SWL Prostar Electric Chain Hoist, 5m HOL, 4m Pendant Control; C/W 2t SWL Prostar Electric Trolley	Verlinde	1.9
4	23-PUMP-01	Gravity Spillage Pump	65mm GAL	Weir	7.5

Concentrate Treatment

Item Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					44.7
1	24-ILR--01	ILR System	ILR1000BA, Batch Automatic, 5050mmL x 2200mmW x 7050 mmH	Gekko	-
2	24-SASH-01	ILR Safety Shower	U-Type double Column, platform activated c/w hand operated side mounted eyewash	Delta Health & Safety	-
3	24-HCND-01	HCN Gas Detector	IST-Aim Logic 915 HCN Gas Detector; C/W Strobe Light & Audible Alarm	Environmental Instruments International	-
4	24-TANK-01	ILR Electrolyte Solution Tank 1	15m³, Closed Flat Bottom Tank, MS, 2.7mD, 3mH		
5	24-TANK-02	ILR Electrolyte Solution Tank 2	15m³, Closed Flat Bottom Tank, MS, 2.7mD, 3mH		
6	24-PUMP-01	Gravity Electrolyte Pump 1	125 CPB 40 H 25	Chemical Pump & Valve	1.1
7	24-PUMP-02	Gravity Electrolyte Pump 2	125 CPB 40 H 25	Chemical Pump & Valve	1.1
8	24-TANK-03	ILR Flush Tank	0.5m³, Closed Flat Bottom Tank, 304SS, 0.8mD, 0.9mH		
9	24-EWCL-01	Gravity Electrowinning Cell 1	0.7m by 0.7m x 8 Cathodes,9 Anodes, 316LSS	Kemix	-
10	24-EWCL-02	Gravity Electrowinning Cell 2	0.7m by 0.7m x 8 Cathodes,9 Anodes, 316LSS	Kemix	-

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11	24-RECT-01	Gravity Electrowinning Cell Rectifier 1	1200 Amp, 10 Volt	Kemix	12.5
12	24-RECT-02	Gravity Electrowinning Cell Rectifier 2	1200 Amp, 10 Volt	Kemix	12.5
13	24-FAN--01	Cell Fume Extraction Fan	MAJAX-2 20.C.8. Fan Diameter-500mm, S/Steel 304L enclosed fan. 1.5m³/sec. 0.5kPa Operating Pressure	Donkin Fans	1.5
14	24-SASH-02	Gravity Electrowinning Safety Shower	U-Type double Column, platform activated c/w hand operated side mounted eyewash	Delta Health & Safety	-
15	24-PUMP-03	ILR Solution Spillage Pump	205 CPB 65 V 50	Chemical Pump & Valve	5.5
Auxiliary Equipment					
	24-TANK-04	Concentrate Feed Cone	4.1m3	-	-
	24-DRUM-01	ILR Reactor Drum	Model ILR1000BA	Gekko	3
	24-TANK-05	ILR Drum Sump			
	24-PUMP-04	Recirculation/Transfer Pump	Transfer Pump. Warman. Rubber Lined. 2/1.5 BAH	Gekko	7.5
	24-TANK-06	ILR Solution Storage Tank	7m3	Gekko	-
	24-PUMP-05	Peroxide Pump	Air Driven , Kelair, 1/4 " Diaphram Pump	Gekko	-
	24-PUMP-06	Flocculant Pump	Air Driven , Kelair, 1/4 " Diaphram Pump	Gekko	-

CIL

Item Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					770.42
1	32-BOX--01	CIL Feed Splitter Box	2m³, Open Box Tank, MS RL, 1.3mD, 1.4mH		
2	32-TANK-01	Preleach Tank	1700m³, Open Flat Bottom Tank, MS, 12.4mD, 12.8mH		
3	32-MIXR-01	Preleach Tank Agitator	KXHH/75/21/12/HV3	Kemix	75
4	32-LAUN-01	CIL Launder System			
5	32-CNAC-01	Automatic Cyanide Analyser	TAC1000 Analyser, C/W insulated fibreglass cabin(1.2mx1.0mx2.1mH)	Process Analytical Systems	0.1
6	32-TANK-02	CIL Tank 1	1700m³, Open Flat Bottom Tank, MS, 12.4mD, 12.8mH		
7	32-MIXR-02	CIL Tank 1 Agitator	KXHH/75/21/12/HV3	Kemix	75
8	32-PUMP-01	Loaded Carbon Transfer Pump	90mm GAL-recessed	Weir	18.5
9	32-LISC-01	Loaded Carbon Transfer Screen	Model 1,41-0,242/60/16,4/STD	GKD Delkor	1.5
10	32-INSC-01	CIL Tank 1 Interstage Screen	MPS1000P	Kemix	22

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11	32-TANK-03	CIL Tank 2	1700m³, Open Flat Bottom Tank, MS, 12.4mD, 12.8mH		
12	32-MIXR-03	CIL Tank 2 Agitator	KXHH/75/21/12/HV3	Kemix	75
13	32-PUMP-02	Intertank Carbon Transfer Pump 1	90mm GAL-recessed	Weir	7.5
14	32-INSC-02	CIL Tank 2 Interstage Screen	MPS1000P	Kemix	22
15	32-TANK-04	CIL Tank 3	1700m³, Open Flat Bottom Tank, MS, 12.4mD, 12.8mH		
16	32-MIXR-04	CIL Tank 3 Agitator	KXHH/75/21/12/HV3	Kemix	75
17	32-PUMP-03	Intertank Carbon Transfer Pump 2	90mm GAL-recessed	Weir	7.5
18	32-INSC-03	CIL Tank 3 Interstage Screen	MPS1000P	Kemix	22
19	32-TANK-05	CIL Tank 4	1700m³, Open Flat Bottom Tank, MS, 12.4mD, 12.8mH		
20	32-MIXR-05	CIL Tank 4 Agitator	KXHH/75/21/12/HV3	Kemix	75
21	32-PUMP-04	Intertank Carbon Transfer Pump 3	90mm GAL-recessed	Weir	7.5
22	32-INSC-04	CIL Tank 4 Interstage Screen	MPS1000P	Kemix	22
23	32-TANK-06	CIL Tank 5	1700m³, Open Flat Bottom Tank, MS, 12.4mD, 12.8mH		
24	32-MIXR-06	CIL Tank 5 Agitator	KXHH/75/21/12/HV3	Kemix	75
25	32-PUMP-05	Intertank Carbon Transfer Pump 4	90mm GAL-recessed	Weir	7.5
26	32-INSC-05	CIL Tank 5 Interstage Screen	MPS1000P	Kemix	22
27	32-TANK-07	CIL Tank 6	1700m³, Open Flat Bottom Tank, MS, 12.4mD, 12.8mH		
28	32-MIXR-07	CIL Tank 6 Agitator	KXHH/75/21/12/HV3	Kemix	75
29	32-PUMP-06	Intertank Carbon Transfer Pump 5	90mm GAL-recessed	Weir	7.5
30	32-INSC-06	CIL Tank 6 Interstage Screen	MPS1000P	Kemix	22
31	32-PUMP-07	CIL Spillage Pump 1	90mm GAL	Weir	18.5
32	32-PUMP-08	CIL Spillage Pump 2	90mm GAL	Weir	18.5
33	32-INSC-07	Spare Interstage Screen	MPS1000P	Kemix	-
34	32-FRAM-01	Interstage Screen Wash Frame	For 2 x MPS (P)	SENET	-
35	32-PUMP-09	Interstage Screen Wash Pump	HC 240, C/W motor mounted on trolley with header tank, float valve,cut-off switch, HP Hose, gun & nozzle	Hawk	2.2
36	32-HYST-01	CIL Gantry Crane			11
37	32-HCND-01	HCN Gas Detector	IST-Aim Logic 915 HCN Gas Detector; C/W Strobe Light & Audible Alarm	Environmental Instruments International	-
38	32-SASH-01	CIL Safety Shower	U-Type double Column, platform activated c/w hand operated side mounted eyewash	Delta Health & Safety	-
39	32-POND-01	Pollution Control Dam		SENET	-
40	32-PUMP-10	Pollution Control Pump	Submersible. HS 3127.181 HT (466)	ITT Flight	4.7

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41	32-SAMP-01	CIL Feed Sampler	500-TIO-20/2/15 c/w secondary vezin sampler & Control panel	Multotec	0.92

Tailings

Item Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					545.74
1	34-LISC-01	Safety Screen	Model 1,23-1,086/80/32/STD	GKD Delkor	4
2	34-HCND-01	Hydrogen Cyanide Gas Detector	IST-Aim Logic 915 HCN Gas Detector; C/W Strobe Light & Audible Alarm	Environmental Instruments International	-
3	34-BSKT-01	Fine Carbon Basket	1.2m x 1.2m x 1.2m, cw 800µm Woven Wire Mesh ½ Panels	SENET	-
4	34-TANK-01	Detox Tank 1	900m³, Open Flat Bottom Tank, MS, 10.5mD, 10.9mH		
5	34-MIXR-01	Detox Tank 1 Mixer	KXHH/45/24/10/HV3		45
6	34-TANK-02	Detox Tank 2	900m³, Open Flat Bottom Tank, MS, 10.5mD, 10.9mH		
7	34-MIXR-02	Detox Tank 2 Mixer	KXHH/45/24/10/HV3		45
8	34-TANK-03	Final Tails Sump	20m³, Open Sump with 45° valley, MS RL, 2.8mL, 2.8mW,		
8	34-PUMP-01	Final Tailings Pump 1			220
9	34-PUMP-02	Final Tailings Pump 2			220
10	34-PUMP-03	Tailings Spillage Pump	65mm GAL	Weir	11
11	34-SAMP-01	Final Tails Sampler	350-TIO-20/2/20; Launder Sampler c/w secondary vezin sampler	Multotec	0.74
12	34-SASH-01	Tailings Safety Shower	U-Type double Column, platform activated c/w hand operated side mounted eyewash	Delta Health & Safety	-

159

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Namoya Gold Project in DRC

NI 43-101 TECHNICAL REPORT

Return Water

Item Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					74
1	35-TLSF-01	Tailings Storage Facility			
2	35-POND-01	Return Water Pond			
3	35-PUMP-01	Return Water Pump 1	Submersible. NP 3202.180 HT (456)	ITT Flygt	37
4	35-PUMP-02	Return Water Pump 2	Submersible. NP 3202.180 HT (456)	ITT Flygt	37

Acid Wash

Item Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					88.3
1	41-TANK-01	Loaded Carbon Batch Tank	18.3m³, Open Conical Tank, 60º, MS RL, 2.5mD, 4.8mH		
2	41-COLM-01	Acid Wash Column	21m³, Closed Column Tank, FRP, 1.4mD, 9.7mH		
3	41-STRN-01	Acid Column Exit Strainer 1	Hastalloy(C4) Screen & Hastalloy(C276) Remainder. 0.3mm Aperture	Basic Mineral Engineering	-
4	41-STRN-02	Acid Column Exit Strainer 2	Hastalloy(C4) Screen & Hastalloy(C276) Remainder. 0.3mm Aperture	Basic Mineral Engineering	-
5	41-TANK-02	Acid Wash Tank	28m³, Closed Flat Bottom Tank, FRP, 2.8mD, 3.1mH		
6	41-POT--01	Acid Overflow Pot	0.3 m³, FRP	Farnsystems	
7	41-PUMP-01	Acid Wash Pump 1			11
8	41-PUMP-02	Acid Wash Pump 2			11
9	41-PUMP-03	Acid Spillage Pump	205 CPB 65 V 50	Chemical Pump & Valve	5.5
10	41-SASH-01	Acid Safety Shower	U-Type double Column, platform activated c/w hand operated side mounted eyewash	Delta Health & Safety	-
11	41-PUMP-04	Acid Drum Pump	MA 117 PP 41 R-SL 1000	Chemical Pump & Valve	0.8
12	41-TANK-03	Transfer Water Tank	28m³, Open Flat Bottom Tank, MS, 3.1mD, 3.4mH		
13	41-PUMP-05	Carbon Transfer Pump 1			30
14	41-PUMP-06	Carbon Transfer Pump 2			30

160

Preliminary Assessment Report – August 2007
Banro Corporation
Namoya Gold Project in DRC
NI 43-101 TECHNICAL REPORT

Elution

Item Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					50
1	42-COLM-01	Elution Column	16.3m³, Closed Column Tank, 304SS, 1.4mD, 9.7mH		
2	42-STRN-01	Elution Strainer 1	316 Ti Stainless Steel Screen & 316 L Stainless Steel Remainder. 0.3mm Aperture		
3	42-STRN-02	Elution Strainer 2	Hastalloy(C4) Screen & Hastalloy(C276) Remainder. 0.3mm Aperture		
4	42-TANK-01	Eluate Tank	19m³, Closed Flat Bottom Tank, MS, 2.7mD, 3.3mH		
5	42-MIXR-01	Eluant Mixer	KXMH/1.5/88/68/ZK	Kemix	**1.5**
6	42-POT--01	Elution Pump 1			**15**
7	42-PUMP-01	Elution Pump 2			**15**
8	42-HETR-01	Elution Heater 1			
9	42-HETR-02	Elution Heater 2			
10	42-HEXR-01	Primary Heat Exchanger			
11	42-HEXR-02	Reclaim Heat Exchanger			
12	42-SASH-01	Elution Safety Shower	U-Type double Column, platform activated c/w hand operated side mounted eyewash	Delta Health & Safety	-
13	42-PUMP-02	Elution Spillage Pump	65mm GAL	Weir	18.5
14	42-HCND-01	HCN Gas Detector	IST-Aim Logic 915 HCN Gas Detector; C/W Strobe Light & Audible Alarm	Environmental Instruments International	-

161

Preliminary Assessment Report – August 2007
Banro Corporation
Namoya Gold Project in DRC
NI 43-101 TECHNICAL REPORT

Electrowinning

Item Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					52.6
1	43-TANK-01	CIL Flush/Cell Feed Tank	$2m^3$, Closed Flat Bottom Tank, 304SS, 1.1mD, 1.2mH		
2	43-EWCL-01	CIL Electrowinning Cell 1	0.7m by 0.7m x 8 Cathodes,9 Anodes, 316LSS	Genie Chemique	-
3	43-EWCL-02	CIL Electrowinning Cell 2	0.7m by 0.7m x 8 Cathodes,9 Anodes, 316LSS	Genie Chemique	-
4	43-EWCL-03	CIL Electrowinning Cell 3	0.7m by 0.7m x 8 Cathodes,9 Anodes, 316LSS	Genie Chemique	-
5	43-RECT-01	Rectifier 1	1200 Amp, 10 Volt	Kemix	12.5
6	43-RECT-02	Rectifier 2	1200 Amp, 10 Volt	Kemix	12.5
7	43-RECT-03	Rectifier 3	1200 Amp, 10 Volt	Kemix	12.5
8	43-FAN--01	Cell Fume Extraction Fan	MAJAX-2 20.C.S. Fan Diameter-500mm, S/Steel 304L enclosed fan. 17° blade setting. $2.25m^3$/sec. 0.5kPa Operating Pressure	Donkin Fans	2.2
9	43-HYST-01	EWC Cathode Hoist	0.5t SWL VERLINDE Eurochain VL2 504 b1, Monorail, 5m HOL, 4m Pendant Control; C/W 0.5t SWL Prostar Electric Trolley	Verlinde	1.2
10	43-SASH-01	Electrowinning Safety Shower	U-Type double Column, platform activated c/w hand operated side mounted eyewash	Delta Health & Safety	-
11	43-PUMP-01	Cathode High Pressure Wash Pump	HC 240, C/W motor mounted on trolley with header tank, float valve,cut-off switch, HP Hose, gun & nozzle	Hawk	2.2
12	43-TANK-02	Cathode Wash Tank	$5.5m^3$, Open Conical Tank, 60º, 304SS, 1.8mD, 3.4mH		
13	43-TANK-03	Gold Sludge Tank	$2.5m^3$, Closed Conical Tank, 60º, 304SS, 1.4mD, 2.6mH		
14	43-PUMP-02	Filter Feed Pump	Bredel SPX50 Peristaltic Hose Pump	Watson-Marlow Bredel SA	4
15	43-FILT-01	Gold Sludge Filter Press	Plate and frame. Model SB500/20/25/M,20 Chambers. 7 bar operating P'	Latham Filtration Technology	-
16	43-PUMP-03	Electrowinning Spillage Pump	205 CPB 65 V 50	Chemical Pump & Valve	5.5
17	43-SASH-02	Gold Sludge Safety Shower	U-Type double Column, platform activated c/w hand operated side mounted eyewash	Delta Health & Safety	-
18	43-HCND-01	HCN Gas Detector	IST-Aim Logic 915 HCN Gas Detector; C/W Strobe Light & Audible Alarm	Environmental Instruments International	-

162

Preliminary Assessment Report – August 2007
Banro Corporation
Namoya Gold Project in DRC
NI 43-101 TECHNICAL REPORT

Regeneration

Item Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					18.35
1	44-TANK-01	Eluted Carbon Holding Tank	$16m^3$, Open Conical Tank, 60º, MS, 2.4mD, 4.6mH		
2	44-REGN-01	Regeneration Kiln		Kemix	**1.1**
3	44-FEDR-01	Kiln Screw Feeder		Kemix	**0.75**
4	44-TANK-02	Quench Tank	$4.3m^3$, Closed Conical Tank, 60º, MS, 1.5mD, 3mH		
5	44-LISC-01	Regenerated Carbon Screen	$1m^2$ Linear Screen . 800x800 µm aperture	GKD Delkor	1.5
6	44-PUMP-01	Regen Spillage Pump	65mm GAL	Weir	15

Goldroom

Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					85
1	45-CALO-01	Calcining Furnace	Keegor standard 6-Tray furnace. C/W 6 x 3104 S/S calcining Trays, S/S support cradles and Timer	Leornard Light Industries	70
2	45-SMFU-01	Smelting Furnace	Keegor Diesel Fired, Single Pot, Tilting Smelt Furnace. C/W Timer, and TPX400 24litre crucible	Leornard Light Industries	-
3	45-TRLY-01	Gold Mould Cascade Trolley	4-step cascade of bullion bar moulds. Discharge into a No.6 Egg-cup shape slag mould. Unit mounted on castors	Leornard Light Industries	-
4	45-TRLY-02	Slag Mould Handling Trolley		Leornard Light Industries	-
5	45-MOLD-01	Bullion Bar Moulds	Capacity - Approx 30/32 kg gold	Leornard Light Industries	-
6	45-MOLD-02	Slag Moulds	No. 6 Egg-Cup shaped slag moulds. Capacity - 25litres	Leornard Light Industries	-
7	45-VENT-01	Goldroom Ventilation System	Size 36 Fan c/w Vent Ducting	Status Projects	15
8	45-SAFE-01	Bullion Safe	Combination & Time Lock, 2 Key, 179 L	Gunnebo	-
9	45-WEIG-01	Bullion Scale	Mettler Toledo IND 429 IDNET Indicator/KB60.2 MultiRange Platform. Capacity (0-60kg). Readability(1g)	Microsep	-
10	45-WEIG-02	Flux Scale	Mettler Toledo IND425 Indicator/KB60.1000kg M/Steel Platform. Capacity (0-1500kg). Readability(500g)	Microsep	-

163

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Namoya Gold Project in DRC
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11	45-WEIG-03	Prill Scale	Mettler Toledo PB-303L Precision Balance. Capacity (0-310g). Readability(0.001g)	Microsep	-
12	45-TABL-01	Bar Cleaning Table			
13	45-DRIL-01	Prill Drill			
14	45-TABL-02	Flux Prep Table			
15	45-BOX--01	Flux Storage Box			

Cyanide

Item Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					49.3
1	51-HYST-01	Reagent Hoist	5t SWL VERLINDE Eurochain VL25 5003 b1 Monorail, 5m HOL, 9m Pendant Control; C/W 5t SWL Prostar Electric Trolley	Verlinde	3.7
2	51-TANK-01	Cyanide Mixing Tank	47m³, Closed Flat Bottom Tank, MS, 3.9mD, 4.5mH		
3	51-BBRK-01	Cyanide Bag Breaker	Part of Cyanide tank	SENET	
4	51-MIXR-01	Cyanide Mixer	KXMH/5.5/70/88/ZK	Kemix	**5.5**
5	51-HCND-01	HCN Gas Detector	IST-Aim Logic 915 HCN Gas Detector; C/W Strobe Light & Audible Alarm	Environmental Instruments International	-
6	51-PUMP-01	Cyanide Transfer Pump			**5.5**
7	51-TANK-02	Cyanide Dosing Tank	60m³, Closed Flat Bottom Tank, MS, 4.2mD, 4.5mH		
8	51-PUMP-02	Cyanide Dosing Pump 1	Mono S 71M Nitrile	Denorco	5.5
9	51-PUMP-03	Cyanide Dosing Pump 2	Mono S 71M Nitrile	Denorco	5.5
10	51-PUMP-04	Cyanide Spillage Pump	65mm GAL	Weir	18.5
11	51-SASH-01	Cyanide Safety Shower	U-Type double Column, platform activated c/w hand operated side mounted eyewash	Delta Health & Safety	-
12	51-TANK-03	Caustic Tank	16m³, Closed Flat Bottom Tank, MS, 2.7mD, 3.3mH		
13	51-BBRK-02	Caustic Bag Breaker	Part of Cyanide tank	SENET	
14	51-MIXR-02	Caustic Mixer	KXMH/4/81/88/ZK	Kemix	4
15	51-PUMP-05	Caustic Pump	125 CPB 40 H 25	Chemical Pump & Valve	1.1
16	51-SASH-02	Caustic Safety Shower	U-Type double Column, platform activated c/w hand operated side mounted eyewash	Delta Health & Safety	-

164

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Banro Corporation
Namoya Gold Project in DRC
NI 43-101 TECHNICAL REPORT

Diesel Services

Item Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					5.5
1	53-TANK-01	Diesel Tank	23 m3; 2.318 m dia x 5.50m L	Forgeweld Engineering	-
2	53-PUMP-01	Diesel Pump	205 CPB 65 H 50	Chemical Pump & Valve	5.5
3	53-TANK-02	Elution/Regen Diesel Header Tank	2m³, Closed Flat Bottom Tank, MS, 1.4mD, 1.5mH	SENET	-
4	53-TANK-03	Laboratory Diesel Header tank	4.87 m3; 1.808m dia x 1.90 m L	Forgeweld Engineering	-
5	53-TANK-04	Smelting Furnace Diesel Tank	4.87 m3; 1.808m dia x 1.90 m L	Forgeweld Engineering	-

Air Services

Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					613
1	54-COMP-01	Compressor 1	Model SSR ML-300- Two stage; 3468m³/hr; 750kPa	Ingersoll Rand	**300**
2	54-COMP-02	Compressor 2	Model SSR ML-300- Two stage; 3468m³/hr; 750kPa	Ingersoll Rand	**300**
3	54-FILT-01	Air Filter 1			
4	54-FILT-02	Air Filter 2			
5	54-RECV-01	Air Receiver	3.82 m3 Capacity c/w P' gauge siphon tube;safety valve; drain cork; socket; automatic drain; 750kPa	Ingersoll Rand	-
6	54-COMP-03	Instruments Compressor	Model TAS-11-7; 102m3/hr; 8bar;	Ingersoll Rand	11
7	54-RECV-02	Instrument Air Receiver	1.33 m3 Capacity c/w P' gauge siphon tube;safety valve; drain cork; socket; automatic drain	Ingersoll Rand	-
8	54-ADRY-01	Air Dryer 1	Model TMS 12 Refrigerant Air Dryer	Ingersoll Rand	2
9	54-FILT-03	Air Filter 3	Model IRHE 40	Ingersoll Rand	-
10	54-FILT-04	Air Filter 4	Model IRHE 40	Ingersoll Rand	-
11	54-FILT-05	Air Filter 5	Model IRHE 40	Ingersoll Rand	-
12	54-FILT-06	Air Filter 6	Model IRHE 40	Ingersoll Rand	-

165

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Banro Corporation
Namoya Gold Project in DRC
NI 43-101 TECHNICAL REPORT

Copper Sulphate and Sodium Metabisulphite

Item Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					23.75
1	55-TANK-01	Copper Sulphate Mixing Tank	5m³, Closed Flat Bottom Tank, 304SS, 1.9mD, 2.5mH		
2	55-MIXR-01	Copper Sulphate Mixer	KXMH/0.75/144/38/ZK	Kemix	0.75
3	55-PUMP-01	Copper Sulphate Transfer Pump			2
3	55-TANK-02	Copper Sulphate Dosing Tank	5m³, Closed Flat Bottom Tank, 304SS, 1.9mD, 2.2mH		
4	55-PUMP-02	Copper Sulphate Dosing Pump 1			0.75
5	55-PUMP-03	Copper Sulphate Dosing pump 2			0.75
6	55-TANK-03	Sodium Metabisulphite Mixing Tank	17m³, Closed Flat Bottom Tank, 304SS, 2.7mD, 3.3mH		
7	55-BBRK-01	Sodium Metabisulphite Bag Breaker			
8	55-MIXR-02	Sodium Metabisulphite Mixer	KXMH/3/98/88/ZK		3
9	55-PUMP-04	Sodium Metabisulphite Transfer Pump			5.5
10	55-TANK-04	Sodium Metabisulphite Dosing Tank	17m³, Closed Flat Bottom Tank, 304SS, 2.7mD, 3mH		
11	55-PUMP-05	Sodium Metabisulphite Dosing Pump 1			5.5
12	55-PUMP-06	Sodium Metabisulphite Dosing Pump 2			5.5

Process Water

Item Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					295
1	61-TANK-01	Process Water Tank (Thickener Overflow)	400m³, Open Flat Bottom Tank, MS, 10.8mD, 5.7mH		
2	61-PUMP-01	Process Water Pump 1			75
3	61-PUMP-02	Process Water Pump 2			75
4	61-PUMP-03	Spray Water Pump 1	LCC-M 80-300.2	KSB	45
5	61-PUMP-04	Spray Water Pump 2	LCC-M 80-300.2	KSB	45
6	61-PUMP-05	Hosing Water Pump	LCC-M 100-400.2	KSB	55

166

Preliminary Assessment Report – August 2007
Banro Corporation
Namoya Gold Project in DRC
NI 43-101 TECHNICAL REPORT

Raw Water

Item Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					595
1	62-POND-01	Raw Water Pond			
2	62-PUMP-01	Mill Cooling Water Pump 1	ETA 65-160	KSB	7.5
3	62-PUMP-02	Mill Cooling Water Pump 2	ETA 65-160	KSB	7.5
4	62-PUMP-03	Gravity Water Pump 1	ETA 80-200	KSB	30
5	62-PUMP-04	Gravity Water Pump 2	ETA 80-200	KSB	30
6	62-PUMP-05	Process Water Top Up Pump 1			**75**
7	62-PUMP-06	Process Water Top Up Pump 2			**75**
8	62-PUMP-07	Raw Water Pump 1	ETA 150-400	KSB	55
9	62-PUMP-08	Raw Water Pump 2	ETA 150-400	KSB	55
10	62-PUMP-09	Fire Water Pump 1	WKLn 80/2	KSB	185
11	62-PUMP-10	Fire Water Pump 2 Diesel Powered	WKLn 100/3, C/W water cooled diesel engine and baseplate, diesel controller and batteries	KSB	-
12	62-PUMP-11	Fire Water Jockey Pump	WKLn 40/3	KSB	11
13	62-FHYD-01	Fire Hydrant 1	65 m Right Angled Fire Hydrant	Fire Control Systems	-
14	62-FHYD-02	Fire Hydrant 2	65 m Right Angled Fire Hydrant	Fire Control Systems	-
15	62-FHYD-03	Fire Hydrant 3	65 m Right Angled Fire Hydrant	Fire Control Systems	-
16	62-FHYD-04	Fire Hydrant 4	65 m Right Angled Fire Hydrant	Fire Control Systems	-
17	62-FHYD-05	Fire Hydrant 5	65 m Right Angled Fire Hydrant	Fire Control Systems	-
18	62-FHYD-06	Fire Hydrant 6	65 m Right Angled Fire Hydrant	Fire Control Systems	-
19	62-FHYD-07	Fire Hydrant 7	65 m Right Angled Fire Hydrant	Fire Control Systems	-
20	62-FHYD-08	Fire Hydrant 8	65 m Right Angled Fire Hydrant	Fire Control Systems	-
21	62-FHYD-09	Fire Hydrant 9	65 m Right Angled Fire Hydrant	Fire Control Systems	-
22	62-FOAM-01	Foam Canon (Diesel Storage Area)	Foam monitor. Model 622-1. Includes Nozzle	Fire Control Systems	-
23	62-TANK-01	Gland Water Tank	$10m^3$, Open Flat Bottom Tank, MS, 2.3mD, 2.6mH	SENET	-
24	62-PUMP-12	Gland Water Pump 1	WKLn 40/4	KSB	15
25	62-PUMP-13	Gland Water Pump 2	WKLn 40/4	KSB	15

167

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Namoya Gold Project in DRC

NI 43-101 TECHNICAL REPORT

26	62-WATP-01	Potable Water Treatment Plant	Reverse Osmosis Plant skid complete; C/W Water Softener & Activated Carbon Filter	Sud-Chemie	10
27	62-TANK-02	Potable Water Storage Tank	240m³, Closed Flat Bottom Tank, Galvanised, 6.7mD, 7mH	SENET	-
28	62-PUMP-14	Potable Water Pump 1	WKLn 32/7	KSB	11
29	62-PUMP-15	Potable Water Pump 2	WKLn 32/7	KSB	11
30	62-TANK-03	Hydrosphere Potable water control	100 litres, 3.5 bar	Cyclone Industries	2
31	62-TANK-04	Safety ShowerTank	240m³, Closed Flat Bottom Tank, Galvanised, 6.7mD, 7mH	SENET	-

Water Supply

Item Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					150
	63-PUMP-01	Borehole Pump 1	Super D T90-10-300	Denorco	30
	63-PUMP-02	Borehole Pump 2	Super D T90-10-300	Denorco	30
	63-PUMP-03	Borehole Pump 3	Super D T90-10-300	Denorco	30
	63-PUMP-04	Borehole Pump 4	Super D T90-10-300	Denorco	30
	63-PUMP-05	Borehole Pump 5	Super D T90-10-300	Denorco	30

Camp Water

Item Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					120
1	71-TANK-01	Camp Raw Water Day Tank	240m³, Closed Flat Bottom Tank, Galvanised, 6.7mD, 7mH	SENET	-
2	71-WATP-01	Camp Water Treatment Plant	Reverse Osmosis Plant skid complete; C/W Water Softener & Activated Carbon Filter	Sud-Chemie	10
3	71-TANK-02	Camp Potable Water Storage Tank	240m³, Closed Flat Bottom Tank, Galvanised, 6.7mD, 7mH	SENET	-
4	71-PUMP-01	Camp Potable Water Feed Pump 1	WKLn 32/7	KSB	11
5	71-PUMP-02	Camp Potable Water Feed Pump 2	WKLn 32/7	KSB	11
6	71-TANK-03	Camp Hydrosphere Potable water control	100 litres, 3.5 bar	Cyclone Industries	2

168

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Banro Corporation
Namoya Gold Project in DRC
NI 43-101 TECHNICAL REPORT

7	71-PUMP-03	Camp Fire Water Feed Pump 1	WKLn 80/2	KSB	75
8	71-PUMP-04	Camp Fire Water Feed Pump 2(Diesel)	WKLn 100/3, C/W water cooled diesel engine and baseplate, diesel controller and batteries	KSB	-
9	71-PUMP-05	Camp Fire Water Feed Pump 3 (Jockey)	WKLn 40/3	KSB	11
10	71-FHYD-01	Fire Hydrant 1	65 m Right Angled Fire Hydrant	Fire Control Systems	-
11	71-FHYD-02	Fire Hydrant 2	65 m Right Angled Fire Hydrant	Fire Control Systems	-
12	71-FHYD-03	Fire Hydrant 3	65 m Right Angled Fire Hydrant	Fire Control Systems	-
13	71-FHYD-04	Fire Hydrant 4	65 m Right Angled Fire Hydrant	Fire Control Systems	-
14	71-FHYD-05	Fire Hydrant 5	65 m Right Angled Fire Hydrant	Fire Control Systems	-

Fuel Farm

Item Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					0
1	81-FOAM-01	Foam Canon 1	Foam monitor. Model 622-2. Includes Nozzle	Fire Control Systems	-
2	81-FOAM-02	Foam Canon 2	Foam monitor. Model 622-2. Includes Nozzle	Fire Control Systems	-
3	81-FOAM-03	Foam Canon 3	Foam monitor. Model 622-2. Includes Nozzle	Fire Control Systems	-

Laboratory

Number	Equipment ID	Description	Equipment Details	Supplier	Installed Motor Power (kW)
					0
1	91-FHYD-01	Fire Hydrant 1	65 m Right Angled Fire Hydrant	Fire Control Systems	-
2	91-FHYD-02	Fire Hydrant 2	65 m Right Angled Fire Hydrant	Fire Control Systems	-

169

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Banro Corporation
Namoya Gold Project DRC

16.2.5.	Infrastructure and Other Site Services
16.2.5.1.	Site Access Roads

At present, it is assumed all plant and equipment will be shipped to the port of Mombasa in Kenya and then transported by road via Bukavu to the Namoya site. The N2 road from Bukavu to Kosongo is currently being rebuilt by a private Chinese enterprise under a World Bank sponsored program. The N2 road goes to the north of Namoya and a site access road will be constructed near Kilimbmu to connect Namoya to the N2.

16.2.5.2.	Plant site Roads

Plant site roads will be designed based on 6 metre widths and will be surfaced with granular materials. Drainage ditches and culverts will be placed in accordance with the site drainage requirements.

16.2.5.3.	Security

The entire site will be surrounded with a 2 m high range fence in order to keep range animals out of the plant site. Access to the plant site will be restricted to one access at the main gate, which will include a gatehouse manned 24 hours per day.

A double security fence will be erected around the process plant.

16.2.6.	Power Requirements
16.2.6.1.	General

The electrical system will be sized to take into account the process loads of the process plant, ancillary building loads, including the workshop/warehouse, mine dry/canteen, administration buildings and the camp.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

16.2.6.2.    Power Supply

A significant operating cost for the Namoya Project will be the power required to run the operations. It is recognised that on-site diesel generation is one option for power supply, but the remote location of Banro's projects and uncertainty around the future price of oil, make this an expensive option. The sites are located in an area with high topographic relief and mean annual rainfall in the order of 1500 mm. Banro has recognised that hydropower generation near the project sites may be a possibility and, through consultants, have been assessing the hydroelectric potential.

Knight Piésold Ltd. of Vancouver, Canada carried out an initial assessment of the hydropower resources within the Namoya Project area and a site visit was carried out by Jeremy Haile of Knight Piésold over the period January 30 to February 2, 2007. The initial findings of the regional hydropower assessment were presented in a "Report on Site Visit and Viability Assessment" dated February 28, 2007.

In June 2007, SENET requested Knight Piesold to undertake a more focused assessment of stand-alone hydropower developments that would support mine developments at Twangiza and Namoya, and to provide capital and operating costs for use in a preliminary economic assessment.

The previous mining operation at Namoya was operated using the historical 1.45 MW hydropower facility at Magembe located approximately 60 km east of Namoya. It appears from the satellite derived topography that there is a total head of approximately 240 m over 6 km of river available for an expansion of this facility to 8.5 MW. Further definition using the LIDAR derived topography will be required to confirm this. At this location the river has a catchment area of approximately 236 km2 and an estimated mean annual discharge (MAD) of 2.8 m3/s.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

For the purposes of this study, it has been assumed that it would be possible to install an 8.5 MW facility at Magembe. This conceptual hydropower development would include the following components:

•	A diversion weir and intake structure located above the existing intake at the start of the rapids;
•	A low pressure conduit on the left bank (looking downstream);
•	A surge chamber at the end of the low pressure conduit;
•	A steel penstock leading from the surge chamber to the powerhouse;
•	A powerhouse housing the turbine generator equipment;
•	A switchyard;
•	A 60 km long 33 kV transmission line from the switchyard to the Namoya property.

The estimated capital and operating costs for the Magembe hydropower facility and diesel power supply to the Namoya Project, were estimated as follows and includes contingencies:

Installed Capacity	8.5 MW
Capital Cost (US$ M) – 8.5 MW Hydropower	35 – 45
Capital Cost (US$ M) – 7.5 MW Diesel	7 – 9
Capital Cost (US$ M) – Total	42 – 54
Annual Operating Costs (US$/kWh)	0.099

In the capital costs presented in section 16.4 of this report, only 1.5 MW of diesel generators was allowed for to keep the critical drives running in instnaces where power cuts are experienced.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

It order to proceed with the assessment of hydropower as a viable alternative, and supplement to diesel power generation, Knight Piesold recommended that the following be initiated:

1.	Installation of accurate stream gauges and automatic dataloggers on the selected rivers at the areas of interest.
2.	Acquisition of detailed topography in the vicinity of the potential developments using Lidar and proper ground control.
3.	A regional hydrometeorological study to define precipitation, evaporation and run-off for the Project area based on long-term data.
4.

A pre-feasibility study of the potential developments based on the more detailed information available from Items 1) and 2) above, and an updated estimate of the development sequence for the mining projects from Banro.

Between 11-15 July 2007, a team of Knight Piesold technicians installed stream gauges on three potential hydroelectric sites including Magembe.

16.2.6.3.	Power Distribution

The 33 kV overhead power line from the hydro power plant will feed the 11 kV substation. The 11 kV substation will service a number of feeders that will feed to the step down transformers prior to distribution to particular MCC’s. Feeder to the mill will be at 11 kV or can be stepped down to 6.6 kV depending on the motors.

The process building and power system modules will generally include outdoor oil-filled transformers, motor control centres (MCC’s), power distribution centres (PDC’s), indoor dry-type transformers local circuitry 415 V, one-phase distribution panels and local control devices. All electrical distribution will be in cable trays using armour interlocked PVC coated cables.

The process and plant site ancillary facilities switchgear and electrical equipment will be installed in modular electrical rooms adjacent to or within their respective buildings where economically feasible.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

In non-process areas, such as the administration building, dry/canteen, sewage treatment plant, fuel storage facility, water tanks and workshop complex, a combination of armoured-type cable and rigid galvanized steel conduit and wire system will be used in exposed areas.

Motor control centres will be complete with motor starters, contactors, disconnect switches, transformers, panels, circuit breakers and fuses.

16.2.6.4.	Communications

Communications on site will be via a satellite telecommunications system.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

16.2.7.        Water Supply and Distribution

16.2.7.1.	Water Storage and Distribution

Water will be drawn from the well fields that will service a day tank located in the field. Plant raw water will then be pumped from the day tank to the raw water pond. One raw water pond with a 12,000 m3 capacity, will be located in the plant and will supply water for the whole plant.

16.2.7.2.	Fire Water Distribution

There will be an electric and diesel powered fire water pumping system. The electric powered pump will be used in the event of a fire and the diesel pump will be a back up in case the MCC’s are on fire. A jockey pump will be provided to maintain the pressure in the fire water header during normal plant runs. An alarm will be sounded at the plant site for low system pressure.

The fire water system will consist of a buried fire water loop and hydrant system at the plant site and ancillary buildings and at the process plant. Hose cabinets will be placed at the fire hydrant locations and the system supplemented with portable fire extinguishers placed within the process facilities. The administration building and mine dry and canteen will have sprinkler systems.

16.2.7.3.	Potable Water Distribution

Potable water will be supplied to the ancillary facilities at the plant site. Fresh water will be treated and stored in a lined, above-ground potable water storage tank adjacent to the fresh water tank.

Potable water treatment will consist of filtering and a hypochlorate addition system consisting of a small mix tank and a metering pump. The hypochlorinator will be located inside a container.

16.2.8.	Sewage Collection and Treatment

The sewage collection treatment and disposal system at the plant site will be comprised of a buried gravity collection system from the ancillary facilities to the sewage treatment plant. The collection system will be comprised of buried PVC pipe and concrete manholes.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

The sewage treatment plant effluent will be pumped to a tile field for below ground disposal. There will be no surface disposal to the environment.

16.2.9.	Fuel and Lubricant Storage and Distribution

Diesel will be delivered to site by road tankers and will be offloaded into the fuel farm from where it will be pumped to various areas of use on the mine.

Diesel fuel distribution will be limited to loading and unloading facilities and metering equipment at the diesel fuel tank.

Lubricants will be delivered to the site in drums. The drums will be stored in a secure area. The lubricants will be distributed to hose reels in the truck shop service bay with barrel pumps.

16.2.10.	Architectural Specifications

Local building materials will be utilized wherever practical and cost effective. Local buildings are primarily concrete and block work structures.

16.2.10.1.	Workshop/Warehouse

The workshop will be a prefabricated concrete building with spread footing design.

The workshop will include two indoor mobile equipment repair bays equipped with an overhead travelling crane, a small vehicle repair bay and one outdoor wash bay equipped with high pressure water monitors and a sloped concrete pad to an oil/water separator. Also included are a machine shop and a welding shop. A two-storey annex is provided and will include a mechanical room housing a compressor, high pressure water and steam cleaning equipment, lubricant distribution pumps, electrical/instrumentation work areas and a tool crib. Offices for warehouse, maintenance and planning personnel will be provided on the second floor of the annex.

The warehouse will be located adjacent to the truck shop. The structure will include personnel access doors, and interior office area, manually operated service door and interior shelving. An

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

outdoor secure storage area surrounded by a chain link fence will be included located between the warehouse and workshop.

16.2.10.2.	Administration Building

The administration building will be of a single-storey prefabricated panel construction. The panel construction is considered the least expensive alternative as these buildings can be efficiently transported to site in containers and assembled on a prepared concrete slab quickly and efficiently.

The administration building will include general areas for engineering, geology and administration personnel and offices for the general manager, mine manager, plant superintendent, administration superintendent, chief geologist, chief engineer and security chief.

16.2.10.3.	Mine Dry and Canteen

The mine dry and canteen will be centrally located to the administration building and truck shop and be of single-storey construction. Prefabricated panel construction will be utilized for this structure with a slab on grade foundation.

In addition to the clean and dirty dry areas and canteen, the building will include offices for the mine general foreman, drilling/blasting foreman, shift supervisor, safety officer and first-air room on the ground floor.

16.2.10.4.	Assay Laboratory

A fully equipped assay laboratory will be included on the plant site. The laboratory will perform daily analysis of mining and process samples. The laboratory will be a single-storey structure.

16.2.10.5.	Miscellaneous Site Buildings

A main gatehouse will be located at the entrance to the plant site. This building will be a simple single-storey block work structure. An additional block work security shack will be located at the entrance to the process plant.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

16.2.10.6.  Accommodation Buildings

A camp to accommodate up to 100 people will be constructed which will include housing facilities, kitchen & dining facilities, laundry, dedicated water treatment plant, sewage treatment and recreational facilities.

16.3	Operating Costs

Summary

The following operating costs for the first 5 years (open pit mining) and LOM for the Namoya Project was estimted as part of the preliminary assessment:

Summary of Operating Costs: Hydroelectric Option

	5 Years		Life of Mine
	US$/t	US$/oz	US$/t	US$/oz
Mining	10.25	116.38	10.19	119.73
Processing	5.45	61.92	6.23	73.26
G & A	3.24	36.74	3.68	43.18
Refining	0.18	2.07	0.18	2.07
Total	19.12	217.11	20.28	238.24

Summary of Operating Costs: Diesel Option

	5 Years		Life of Mine
	US$/t	US$/oz	US$/t	US$/oz
Mining	10.78	114.04	10.78	118.13
Processing	10.71	113.31	11.39	124.84
G & A	3.40	35.96	3.72	40.80
Refining	0.20	2.07	0.19	2.07
Total	25.09	265.37	26.07	285.84

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Basis of Estimates

Mining General: Direct mining costs were developed from the equipment requirements and the manpower requirements. The mine operating costs include all the parts, supplies and labour costs associated with mine supervision, operation and maintenance.

Blasting Supplies: Average drill hole spacing and hole diameters for the two basic materials were calculated for drilling. The spacing calculations were based upon the usage of an ANFO based explosive. A powder factor of 0.35 kg/tonne was estimated for ore and 0.30 kg/tonne for waste materials. An explosive cost of USD0.42 /kg (USD420 /tonne) was extracted from similar projects, and was utilised to develop the add-on costs for initiation and blasting.

Mining Major Equipment: The supplies required to operate, maintain and repair the major mobile equipment are a significant part of the total mining costs. These costs were derived from operating costs developed for each type of major equipment which form the drilling, loading, hauling, and auxiliary equipment cost centres. A summary of the parameters and assumptions used to establish the major equipment parts and consumables is as follows:

•

Estimated diesel fuel cost delivered to the mine was assumed to be USD 0.91c per litre. Fuel consumption for each piece of equipment was based on hourly fuel consumption tables. High load factors were used for the loading units and medium for other equipment.

•	Lubricant costs were derived from previous studies and SRK knowledge. Caterpillar information was utilised to assist in calculating the lubricant consumption rates.
•	Costs for tyres, drill bits, drill steel and wear parts were taken from recent project studies.
•

The equipment undercarriage and tyre lives are based upon the assumption that the host rocks will have a medium impact material and moderate in abrasiveness. Proper care and maintenance of the haul roads are also assumed.

Mining Labour Costs: Labour operating costs were derived from the calculated number of mine personnel, and the estimates for labour rates and fringe benefits as presented by Banro.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Plant Operating Labour: This was derived from first principles where the actual labour complement was drawn up and costs associated with each position estimated including payroll burden to cover such thins as insurances, medicals and travel in the case of expatriates.

Plant Maintenance Labour: This was derived from first principles where the actual labour complement was drawn up and costs associated with each position estimated including payroll burden to cover such thins as insurances, medicals and travel in the case of expatriates.

Plant Consumable Materials This was derived through a combination of projected reagent consumption, obtained from test work and delivered reagent costs.

Power: Knight Piesold determined the operating costs to be US$0.099 and US$0.23 per kWh for hydro and diesel options respectively. An average continuous monthly power consumption for process plant was determined by taking into account the power rating of each major equipment and the projected running times as outlined in the design criteria. The power costs were then determined by taking into account the costs determined by Knight Piesold and the calculated monthly kWh.

Plant Maintenance Costs & Supplies: This cost has been obtained by applying a 5% factor to the mechanical equipment cost.

Assay Costs: These have been assumed at US$1,100, 000 per annum which will cover all costs including grade control samples. This assumes that laboratory facilities will be sub contracted.

General & Administration Costs: This caters for administration labour; which has been derived from first principles and a range of other costs associated with administration such as camp costs, office supplies, telephones, computers, safety supplies, clinic supplies, vehicles, insurance, head office etc.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Administration Tax: An administration tax of 5% for the importation of plant, machinery and consumables has been included in the projected capital and operating costs.

16.4	Capital Costs

As part of the preliminary assessment, capital costs were estimated for the Namoya Project and are summarized in this section. Capital costs were estimated by a number of independent consultants including:

•	SRK Consulting (Mining)
•	SENET (Plant, Infrastructure and Site Services)
•	Knight Piesold Ltd. (Power Plant)

The capital cost estimates as presented in the Table below have been split into two categories: initial and sustaining or ongoing capital costs. Initial capital is defined as the expenditure required to purchase mining mobile equipment for pre-stripping and Year 1 (inclusive), process plant and infrastructure. Any major capital expenditure occurring beyond the initial period, and including the purchase of new equipment for the underground operations, tailings upgrade and mine closure cots has been defined as deferred capital and is included in the sustaining capital costs.

The Table below gives a summary of the capital costs for the hydroelectric and diesel options. The initial capital required of US$186.5 million (for the hydro plant option) is inclusive of contingencies of approximating US$21.1 million. The estimated initial capital cost for the diesel option of US$161.99 million is inclusive of contingencies of US$17.4 million. An administration tax of 5% for the importation of plant, machinery and consumables has been included in the projected capital costs.

These capital costs do not take into account ongoing exploration, feasibility studies, financing or interest costs.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Namoya Capital Cost Estimate Summary
	HYDRO	DIESEL
Description	US$ 000	US$ 000
Mining Costs
Plant & Equipment	29,912	31,958
Haul Roads	1,807	1,807
Pre-strip	5,992	6,723
Other	1,249	1,249
Subtotal	38,961	41,737
Process Plant
Mechanical Equipment, Structural & Piping	27,558	27,558
Earthworks & Civils	6,426	6,426
Electrical & Instrumentation	3,913	3,913
Tailings Dam	3,000	3,000
Other	9,263	9,263
Subtotal	50,159	50,159
Infrastructure
Power Plant	31,767	11,948
Buildings & Accomodation Facilities	5,292	5,292
Access Road	7,088	7,088
Vehicles & Mobile Equipment	2,118	2,118
Other	7,565	6,200
Subtotal	53,831	32,646
Management
Owner's Pre-production Costs	4,235	4,235
Others (EPCM, transport etc)	18,177	15,797
Subtotal	22,412	20,032

Contingency	21,183	17,421

Total Project Initial Capital Cost	186,545	161,996

Ongoing Capital	27,478	25,974

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Estimate Accuracy

The accuracy of the capital estimate is expected to be within ±25%, which is consistent with order of magnitude cost estimate.

Basis of Estimate

The estimate has been prepared based on the work break down structure and following methods used:

Mining Plant & Machinery: Assumed owner operated mining fleet. The mining equipment list was generated based on the tonnages to be processed, strip ratios etc and was used to develop the capital cost for the mine mobile equipment. Equipment replacements were included as necessary throughout the project life. The majority of quotes for the major mining units were based on SRK’s extensive prior knowledge and budget pricing. Unit costs for the mine support equipment were derived from a combination of manufacturer’s quotes and updated data available from current sources.

Mining Spares: An initial spares holding was estimated at 5% of the major mine equipment, and additionally a 5% administration tax has been included for foreign imports to the DRC.

Plant Mechanical Equipment: All plant major equipment was sized and costs were obtained by using a single check price from recognized suppliers.

Process Plant Earthworks and Civils: Off take quantities estimated from similar sized projects undertaken in house (SENET) and applied unit rates.

Structural Steel, Piping, Electricals, Instrumentation and Spares: Supply and installation was factored as a percentage of cost of mechanical equipment.

Installation Costs: Factors recently obtained from working on similar sized projects were applied.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Transportation: Estimate of tonnage to be shipped from point of purchase to site via Mombasa was made and estimated costs obtained from the shipping lines. In house knowledge gained (SENET) by working on similar projects was also used.

Power Plant: Expected plant power demand of 8.5 MW was generated by taking into account installed equipment power, running times etc and was submitted to Knight Piesold Ltd. for costing of the hydro electric and diesel generators. Knight Piesold estimated the hydroelectric power plant costs assuming that it will be located at the Magembe site. A 60 km long 33 kV transimission line from the Magembe power plant switch yard to Namoya will have to be installed and these costs formed part of the Kinight Piesold estimate.

Camp/Accommodation Village & Site Buildings: The accommodation village cost estimate was based on staffing levels of 100 persons for expatriate and senior staff personnel using supply rates recently used on a similar size camp facilities. The site buildings such as the warehouses, administration and plant offices was based on actual quantity take offs used on similar projects undertaken in house.

Plant First Fills: Actual quantities were calculated based on consumable consumption as determined in the laboratory and a quotation CIF Mombasa (Kenya) of these consumables was obtained from a supplier who is used to the Democratic Republic of Congo conditions.

The delivered reagents costs for the initial have been worked out from first principles taking into account the first fills and the required minimum stockholding.

Contingency: Contingencies used are shown in the detailed capital cost estimate table below. Where detailed quotes were obtained, contingencies were reduced.

Owners’ Preproduction Costs: These were derived by estimating costs associated with Banro's costs during the construction period. These costs include pre-production build up in personnel during the construction phase, consultants, airfares, security, compensation, Bukavu office, community relations and environmental compliance.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Sustaining Capital: Due to the relatively short life of mine it is envisaged that no major or ancillary units will require replacement during the completion of works. The replacement of minor support equipment is estimated on the useful life in years rather than on an accumulated hourly basis. Estimates for sustaining capital catered for the purchase of new mining equipment for underground operations, tailings upgrade, rehabilitation and closure costs.

Preliminary Assessment Report – August 2007
Banro Corporation
Namoya Gold Project in DRC

NI 43-101 TECHNICAL REPORT

The table below gives a detailed breakdown of the capital cost estimate for the Namoya Project.

	HYDRO OPTION			DIESEL GEN SETS OPTION		
	Installed Costs US $	Contingency %	Total US $	Installed Costs US $	Contingency %	Total US $
Mining Costs						
Plant & Equipment	29,912,300	15%	34,399,145	31,958,300	15%	36,752,045
Haul Roads	1,806,948	15%	2,077,990	1,806,948	15%	2,077,990
Pre-strip	5,991,991	0%	5,991,991	6,722,694	0%	6,722,694
Other	1,249,400	15%	1,436,810	1,249,400	15%	1,436,810
Subtotal	*38,960,639*		*43,905,936*	*41,737,342*		*46,989,539*
Process Plant Direct Costs						
Machinery & Equipment	19,690,525	10%	21,659,578	19,690,525	10%	21,659,578
Earthworks	1,800,000	20%	2,160,000	1,800,000	20%	2,160,000
Civils	4,625,607	20%	5,550,729	4,625,607	20%	5,550,729
Structural Steel	4,500,781	15%	5,175,898	4,500,781	15%	5,175,898
Piping	3,366,788	20%	4,040,145	3,366,788	20%	4,040,145
Electrical & Instrumentation	3,912,856	15%	4,499,784	3,912,856	15%	4,499,784
Transportation	6,310,470	20%	7,572,564	6,310,470	20%	7,572,564
Tailings Dam	3,000,000	25%	3,750,000	3,000,000	25%	3,750,000
First Fill Reagents & Consumables	1,807,183	5%	1,897,542	1,807,183	5%	1,897,542
Spares	715,560	5%	751,338	715,560	5%	751,338
Vendor Services	429,336	10%	472,269	429,336	10%	472,269
Subtotal	*50,159,106*		*57,529,848*	*50,159,106*		*57,529,848*
Infrastructure Costs						
Power Plant	31,767,426	20%	38,120,912	9,900,000	20%	11,880,000
Fuel Farm	525,000	20%	630,000	2,048,072	20%	2,457,686
Boot Camp	146,768	0%	146,768	146,768	0%	146,768
Laboratory Building Only	346,154	15%	398,077	346,154	15%	398,077
Camp	3,000,000	10%	3,300,000	3,000,000	10%	3,300,000
Infrastructure Plant Buildings	1,799,385	15%	2,069,293	1,799,385	15%	2,069,293
Access Road - 35 KMS	7,087,500	15%	8,150,625	7,087,500	15%	8,150,625
Process Plant Roads	500,000	5%	525,000	500,000	5%	525,000
Water Supply	500,000	20%	600,000	500,000	20%	600,000
Communications	250,000	5%	262,500	250,000	5%	262,500
Vehicles	618,462	5%	649,385	618,462	5%	649,385
Mobile Plant	1,500,000	5%	1,575,000	1,500,000	5%	1,575,000
Transport	377,284	15%	433,877	377,284	15%	433,877
Subtotal	*48,417,979*		*56,861,436*	*28,073,625*		*32,448,211*
Other						
Insurances	750,000	0%	750,000	750,000	0%	750,000
Administration Tax	4,662,774	0%	4,662,774	3,822,856	0%	3,822,856
Subtotal	*5,412,774*		*5,412,774*	*4,572,856*		*4,572,856*

186

Preliminary Assessment Report – August 2007
Banro Corporation
Namoya Gold Project in DRC
NI 43-101 TECHNICAL REPORT

	HYDRO OPTION			DIESEL GEN SETS OPTION		
	Installed Costs US $	**Contingency %**	**Total US $**	**Installed Costs US $**	**Contingency %**	**Total US $**
Management Costs						
EPCM	18,176,857	0%	18,176,857	15,796,546	0%	15,796,546
Owner's Costs	4,235,040	10%	4,658,544	4,235,040	10%	4,658,544
Subtotal	*22,411,897*		*22,835,401*	*20,031,586*		*20,455,090*
TOTAL INITIAL CAPEX ESTIMATE	**165,362,395**		**186,545,395**	**144,574,515**		**161,995,544**
Sustaining Capital						
Tailings Dam	3,000,000			3,000,000		
Closure Costs	1,500,000			1,400,000		
Mining -Opencast	2,789,477			1,385,327		
Mining-Underground	20,188,400			20,188,400		
Subtotal	*27,477,877*			*25,973,727*		

187

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

16.5	Economic Model and Financial Anaylsis

As part of the preliminary assessment, cash flow economic valuation models were undertaken for the Namoya Project based on the inpit mineral resources (Indicated and Inferred Mineral Resources) and underground mineral resources, mine and plant processing schedules with associated capital and operating costs.

The financial analysis takes into account the favourable fiscal aspects of the Mining Convention governing the Namoya Project, which include 100% equity interest, no royalties on sales and a 10 year tax holiday from the start of production.

Model Assumptions: The assumptions used in the financial analysis is given in the table below. The initial capital costs are inclusive of contingency.

Parameter	Units	Hydroelectric Assumption	Diesel Assumption
Gold Price	US$/oz	600	600
Discount Rate	%	5%	5%
Life of Mine after pre-production	Years	8	7
Oxides LoM Tonnage	t	7,653,363	6,467,642
Oxides LoM Grade	g/t Au	2.85	3.17
Oxides Recovery	%	93.6%	93.6%
Transition LoM Tonnage	t	2,853,871	2160665.00
Transition LoM Grade	g/t Au	3.08	3.62
Transition LoM Recovery	%	93.0%	93.0%
Fresh LoM Tonnage	t	3,501,546	3,350,940
Fresh LoM Grade	g/t Au	3.51	3.41
Fresh LoM Recovery	%	92.6%	92.60%
Stockpile Tonnage	t	1,495,429	1,421,541
Stockpile Grade	g/t Au	0.76	0.76
Stockpile Recovery	%	93.0%	93.0%
Royalty	%	n/a	n/a
Tax Rate	%	5 % on imports	5 % on imports
Initial Capital Costs	US$ 000	186,545	161,996
Sustaining Capital	US$ 000	27,478	25,974
Fixed Equipment Capital resale	%	20%	20%
Hydro Equipment Capital resale	%	60%	n/a
Mobile Equipment Capital resale	%	20%	20%

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Financial Analysis Results

The Table below summarizes the financial analysis for both the hydroelectric (HEP) and diesel options.

Summary of Financial Analysis
	Unit	HEP	Diesel
Gold Annual Production- First 5 years	oz	193,949	198,139
Gold Annual Production- LoM	oz	164,988	174,632
Cash Operating Costs - First 5 years	US$/oz	217.11	265.37
Cash Operating Costs – LoM	US$/oz	238.24	285.84
Post Tax NPV at discount rate of 5%	US$ million	204	145
IRR	%	37.3%	41.0%
Payback time	years	2.3	1.6
Project net cash flow after tax and capex	US$ million	290	197

Preliminary Assessment Report – August 2007
Banro Corporation
Namoya Gold Project in DRC
NI 43-101 TECHNICAL REPORT

Project Life Cash Flow

The project cash flows by year for each option

CASH FLOW SUMMARY: HEP OPTION

Revenue	Units	LOM Totals	Preproduction	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Gold Production	oz	1,319,903		244,506	206,982	222,953	178,157	117,148	116,753	116,753	116,650
Gold Price	US$/oz	600		600	600	600	600	600	600	600	600
Revenue	*US$ 000*	791,942		*146,704*	*124,189*	*133,772*	*106,894*	*70,289*	*70,052*	*70,052*	*69,990*
Operating Costs											
Mining	US$ 000	158,033		22,364	21,622	22,356	23,048	23,468	15,692	14,812	14,671
Plant	US$ 000	96,691		12,025	12,152	12,944	12,357	10,568	12,225	12,225	12,195
G & A	US$ 000	57,000		7,125	7,125	7,125	7,125	7,125	7,125	7,125	7,125
Total Opex	*US$ 000*	311,725		*41,514*	*40,899*	*42,425*	*42,531*	*41,162*	*35,042*	*34,162*	*33,991*
Royalties & Refining Charges											
Refining Charges	US$/oz	2.07		2.07	2.07	2.07	2.07	2.07	2.07	2.07	2.07
Refining Charges	US$ 000	2,732		506	428	462	369	242	242	242	241
Total Cash Costs	US$ 000	314,457		42,020	41,327	42,887	42,899	41,404	35,284	34,404	34,233
Total Cash Costs	US$/oz	238		171.86	199.67	192.36	240.80	353.43	302.21	294.67	293.47
Cashflow											
Operating Profit/(Loss)	US$ 000	477,485		104,684	82,862	90,885	63,995	28,885	34,768	35,648	35,757
Less:- Construction Capital	US$ 000	(186,545)	(186,545)								
-Sustaining Capital	US$ 000	(27,478)		0	(1,385)	(455)	(7,597)	(8,397)	(4,213)	(2,215)	(3,215)
Add: Plant Residual Value	US$ 000	29,852									29,852
Taxation/Admin Fee	US$ 000	(3,109)		(380)	(384)	(410)	(394)	(340)	(401)	(401)	(400)
Project Cashflow after Tax	**(US$'000)**	**290,204**	**(186,545)**	**104,304**	**81,093**	**90,020**	**56,004**	**20,148**	**30,155**	**33,032**	**61,994**
Project Cumulative Cashflow after Tax	**(US$'000)**		**(186,545)**	**(82,241)**	**(1,148)**	**88,872**	**144,876**	**165,024**	**195,178**	**228,211**	**290,204**

190

Preliminary Assessment Report – August 2007
Banro Corporation
Namoya Gold Project in DRC

NI 43-101 TECHNICAL REPORT

CASHFLOW SUMMARY: DIESEL OPTION

Revenue	Units	LOM Totals	Preproduction	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Gold Production	oz	1,222,421		273,095	250,209	205,436	156,566	105,391	116,753	114,971	
Gold Price	US$/oz	600		600	600	600	600	600	600	600	
Revenue	*US$ 000*	733,453		*163,857*	*150,126*	*123,261*	*93,940*	*63,235*	*70,052*	*68,982*	
Operating Costs											
Mining	US$ 000	144,409		24,217	23,986	24,047	23,718	17,008	15,862	15,571	
Plant	US$ 000	152,606		23,250	24,222	20,969	23,156	20,655	20,655	19,699	
G & A	US$ 000	49,875		7,125	7,125	7,125	7,125	7,125	7,125	7,125	
Total Opex	*US$ 000*	346,890		*54,592*	*55,333*	*52,141*	*53,999*	*44,788*	*43,642*	*42,395*	
Royalties & Refining Charges											
Refining Charges	US$/oz	2.07		2.07	2.07	2.07	2.07	2.07	2.07	2.07	
Refining Charges	US$ 000	2,530		565	518	425	324	218	242	238	
Total Cash Costs	US$ 000	349,420		55,157	55,851	52,566	54,323	45,006	43,884	42,633	
Total Cash Costs	US$/oz	286		201.97	223.22	255.88	346.97	427.04	375.87	370.81	
Cashflow											
Operating Profit/(Loss)	US$ 000	384,033		108,699	94,275	70,695	39,617	18,229	26,168	26,350	
Less:- Construction Capital	US$ 000	(161,996)	(161,996)								
-Sustaining Capital	US$ 000	(25,974)		0	(1,385)	(3,549)	(11,397)	(4,213)	(2,215)	(3,215)	
Add: Plant Residual Value	US$ 000	3,240								3,240	
Taxation/Admin Fee	US$ 000	(2,724)		(380)	(399)	(352)	(406)	(401)	(401)	(385)	
Project Cashflow after Tax	**(US$'000)**	**196,579**	**(161,996)**	**108,320**	**92,490**	**66,794**	**27,813**	**13,615**	**23,552**	**25,990**	
Project Cumulative Cashflow after Tax	**(US$'000)**		**(161,996)**	**(53,676)**	**38,814**	**105,609**	**133,422**	**147,037**	**170,589**	**196,579**	

191

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

16.6	Sensitivity Analysis

Sensitivity analysis was performed on the after tax profits by varying the following:

Gold Price: US$/oz: 550- 650

Capex: +10 and -10%

Opex: +10 and -10%

The results of the sensitivities are shown in the tables below

17.	INTERPRETATION & CONCLUSIONS

The geological model for the mineral deposits at Namoya is essentially a shear zone hosted, quartz vein and ‘stockwork’ deposit. It is apparent that several phases of mineralization are present in the Namoya deposits. The current fieldwork will be adequate to separate these phases. Given the available data, there is reasonable confidence in the validity of the proposed model.

Much of the work detailed in this report is based on historical data that has been verified by recent re-sampling mapping and infill diamond drilling activities. Data quality and data reliability issues have been studied, with no evidence of bias between the historical data and

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

the modern sampling and laboratory methods. In particular, the accuracy and precision of the assay data has been studied in detail and independent check analysis have been undertaken. Sampling procedure and laboratory results have been checked. In principle, the adit re-sampling and diamond drilling programmes have provided assay results that are more reliable and have therefore provided increased confidence and solid backup to the thicknesses and grades of intersections used for the mineral resource estimates. In addition, SRK, who undertook the previous resource determinations for Namoya, have reviewed the estimation method in respect of the Namoya Project and concur with the approach used by Banro.

Gold mineralization is associated with quartz veins which occur close to the contact between psammitic and pelitic horizons and are dominantly confined in the more pelitic host rock. The improved geological understanding on the controls of mineralization has been utilised in the construction of 3-dimensional models.

The current mineral resource estimates are encouraging in terms of the increase in the Indicated Resources, and gives a clear scope and direction to the Project (Table 55).

The field exploration work undertaken from November 2004 to date is compliant with NI 43-101. The mineral resource estimates conform to the reporting standards of NI 43-101. The current mineral resource estimates are considered conservative due to the methodology employed in estimating the volume and grade of the depleted Mwendamboko high-grade material.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Table 55: Summary of Mineral Resource Estimates for Namoya Using a 1.0 g/t Au Cut-Off

DEPOSIT	CLASS	MTonnes	GRADE (Au g/t)	METAL (MGrams Au)	CONTAINED GOLD (Ounces)
Mwendamboko	Indicated	4.095	4.05	16.573	532,800
Mwendamboko	Inferred	2.237	2.68	5.986	192,500
Kakula	Indicated	2.894	2.60	7.516	241,700
Kakula	Inferred	0.809	2.69	2.173	69,800
Namoya Summit	Indicated	1.936	2.64	5.111	164,300
Namoya Summit	Inferred	1.372	3.06	4.204	135,200
Muviringu	Inferred	2.656	2.62	6.968	224,000
Total	Indicated	8.925	3.27	29.200	938,800
	Inferred	7.074	2.73	19.331	621,500
Tonnage rounded to the nearest '000 and ounces rounded to the nearest '00.

A preliminary assessment of the Namoya Project was completed in July 2007 and the results are summarized in this report. Pit optimizations and underground mining studies were undertaken on the Indicated and Inferred Mineral Resources from which mining schedules were estimated. Results from metallurgical testwork of the various ore types at Namoya were used to determine metallurgical recoveries and determine the gravity/Carbon-in-Leach (CIL) processing flow sheet. Infrastructural and site services were estimated for the Project together with hydroelectric and diesel power alternatives.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

An economic model and financial analysis was undertaken based on the following assumptions:

Parameter	Units	Hydroelectric Assumption	Diesel Assumption
Gold Price	US$/oz	600	600
Discount Rate	%	5%	5%
Life of Mine after pre-production	Years	8	7
Oxides LoM Tonnage	T	7,653,363	6,467,642
Oxides LoM Grade	g/t Au	2.85	3.17
Oxides Recovery	%	93.6%	93.6%
Transition LoM Tonnage	T	2,853,871	2160665.00
Transition LoM Grade	g/t Au	3.08	3.62
Transition LoM Recovery	%	93.0%	93.0%
Fresh Rock LoM Tonnage	T	3,501,546	3,350,940
Fresh Rock LoM Grade	g/t Au	3.51	3.41
Fresh Rock LoM Recovery	%	92.6%	92.60%
Stockpile Tonnage	T	1,495,429	1,421,541
Stockpile Grade	g/t Au	0.76	0.76
Stockpile Recovery	%	93.0%	93.0%
Royalty	%	n/a	n/a
Tax Rate	%	5 % on imports	5 % on imports
Initial Capital Costs	US$ 000	186,545	161,996
Sustaining Capital	US$ 000	27,478	25,974
Fixed Equipment Capital resale	%	20%	20%
Hydro Equipment Capital resale	%	60%	n/a
Mobile Equipment Capital resale	%	20%	20%

The results of the financial analysis for the Namoya hydroelectric and diesel options are summarized below:

Summary of Financial Analysis
	Unit	Hydroelectric	Diesel
Gold Annual Production- First 5 years	oz	193,949	198,139
Gold Annual Production- LoM	oz	164,988	174,632
Cash Operating Costs - First 5 years	US$/oz	217.11	265.37
Cash Operating Costs – LoM	US$/oz	238.24	285.84
Post Tax NPV at discount rate of 5%	US$ million	204	145
IRR	%	37.3%	41.0%
Payback time	years	2.3	1.6
Project net cash flow after tax and capex	US$ million	290	197

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

The results of the preliminary assessment of the Namoya Project is encouraging and warrants the progression of the Namoya Project to the pre-feasibility study stage.

18.	RECOMMENDATIONS

It is recommended that the exploration programme at Namoya for the rest of 2007 should focus on the following:

•	Continue with regional exploration to define known mineralization as well as identify new targets.
•	Diamond drilling to test soil geochemical anomalies in order to generate additional Indicated and Inferred Mineral Resources.
•	Infill diamond drilling to obtain sufficient information for moving the Inferred Resources to the Indicated category and Indicated Resources to the Measured category.
•	Refine the geological model and update the resource model, and subsequently convert the mineral resources to mineral reserves on completion of optimised pit designs.
•

Completion of a pre-feasibility study to provide increased confidence on the economic viability of the Namoya Project. For completion of the pre-feasibility study, the following will need to be undertaken in addition to the infill drilling:

•	Geotechnical drilling to better assess pit slope stabilities for the proposed open pits.
•

Additional metallurgical testwork to further define the chemical and physical characteristics of the various ore material types in order to optimise plant recoveries and further define the processing plant flowsheet.

•	Select preferred tailings site location and undertake initial geotechnical assessment.
•	Select preferred plant and other plant infrastructure sites (ie. access roads, haul roads, waste dumps, accommodation village).
•	Undertake a pre-feasibility study on the hydroelectric potential for the Namoya Project.
•	Further define access and transportation routes.
•	Complete a pre-feasibility Environmental and Social Impact Assessment for the Namoya Project.
•	Further define capital and operating costs and reduce contingency costs.

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

The budget for the Namoya Project for 2007 is US$5,543,877. A total of US$1,569,000 has been assigned to drilling which accounts for approximately 28% of the total budget. The actual expenditures incurred at Namoya during 2007 will be dependent on the exploration results achieved during 2007.

19.	REFERENCES

Banro Congo Mining. Jan., 2005. Resource Modelling and Drillhole Planning – Status Report; Internal Company Report.

CME & Company. May 1998. Report on Data Compilation, Namoya Property, D. R. Congo. Prepared for Banro Resource Corporation.

CME & Company. 1997. Technical Evaluation of the Operations and Holdings of Sakima S.A.R.L., Zaire, Central Africa. Prepared for Banro Resource Corporation.

Skead, M. B. March 2006. NI 43-101 Technical Report, Namoya Project, Maniema Province, Democratic Republic of the Congo.

SRK. Dec., 1998. Geological Report, Namoya Mineral Property, Maniema Province, D. R. Congo. Prepared for Banro Resource Corporation.

SRK. Feb. 2005. NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo. Prepared for Banro Corporation.

Standards

The following standards and specifications were adhered to:-

•	National Instrument 43-101, including Form 43-101F1

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

20  DATE AND SIGNATURE PAGE

The "qualified persons" (within the meaning of NI 43-101) for the purposes of this report are Martin Pittuck of SRK and Anthony Smith (an independent self-employed consultant). The effective date of this report is August 17, 2007.

Signed the 17th day of August, 2007.

(signed) "Martin Pittuck"

Martin Pittuck, BSc, MSc, C.Eng, MIMMM

Principal Resource Geologist

SRK Consulting (UK) Limited

(signed) "Anthony Smith"

Anthony Smith, B.Eng., MAusIMM

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

21.	CERTIFICATES OF QUALIFIED PERSONS

I, Martin Pittuck, BSc, MSc, C.Eng, MIMMM, do hereby certify that:

1.	I am a Principal Resource Geologist with SRK Consulting (UK) Limited, Churchill House, Churchill Way, Cardiff, CF10 2HH, United Kingdom.

2.	I graduated with a BSc in Geochemistry from Royal Holloway, University of London in 1993 and with an MSc in Mineral Resources from Cardiff College, University of Wales in 1995.

3.	I am a registered professional member of the Institute of Materials, Minerals and Mining and I became a Chartered Engineer in 2003.

4.

I have over 12 years experience in the appraisal of mineral projects, specializing in resource and reserve estimation and management of multiple technical disciplines that affect the financial appraisal of potential or operating mines. I have undertaken such work on several similar open pit gold mine projects in Africa.

5.

I am a "qualified person" for the purposes of National Instrument 43-101 ("NI 43-101"). I am responsible for supervising the preparation of item 16.1 (the mining section) of the technical report dated August 17, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo" (the "Report").

6.

My most recent personal inspection of the Namoya Project was on October 12, 2006. I have acted as an independent consultant to Banro Corporation since initial data compilation in 1998, through preparation of independent technical reports and though reviewing and advising on technical issues.

7.	I am independent of Banro Corporation as described in section 1.4 of NI 43-101.

8.	I have read NI 43-101 and the Report has been prepared to the best of my knowledge in compliance with NI 43-101.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

DATED the 17th day of August, 2007.

(signed) "Martin Pittuck"

Martin Pittuck, BSc, MSc, C.Eng, MIMMM

Principal Resource Geologist

SRK Consulting (UK) Limited

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Certificate of Qualified Person

I, Anthony Smith, do hereby certify that:

1.	I am a self-employed consultant in the field of mineral processing. My address is 45 Gap Creek Road, Kenmore Hills, 4069, Queensland, Australia.

2.	I graduated with a Bachelor in Engineering (Metallurgical Engineering) from the University of Queensland in 1983.

3.	I am a member of the Australasian Institute of Mining and Metallurgy.

4.	I have over 12 years experience appraising the metallurgical and financial aspects of studies of potential and operating gold projects in Africa.

5.

I am a "qualified person" for the purposes of National Instrument 43-101 ("NI 43-101"). I am responsible for each of the items of the technical report dated August 17, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo" (the "Report"), other than item 16.1 (the mining section).

6.	I am independent of Banro Corporation as described in section 1.4 of NI 43-101.

7.	I have had no prior involvement with the property that is the subject of the Report.

8.	I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

DATED the 17th day of August, 2007.

(signed) "Anthony Smith"

Anthony Smith, B.Eng., MAusIMM

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
N
CONGO
GABON
UGANDA
TANZANIA
ANGOLA
ZAMBIA
ATLANTIC OCEAN
Bangui
Bondo
Gemena
Lisala
Bumba
Mungbere
Wamba
Tele
Bunia
Watsa
Kisangani
Beni
Kasese
Lubero
Mbandaka
Franceville
Goma
Kigali
Bukavu
Shabunda
Kamituga
Kalole
Nzingu
Namoya
Bujumbura
Kindu
Lodja
Bandundu
Brazaville
Kinshasa
Ilebo
Kikwit
Lubefu
Lubao
Kigoma
Kalemie
Matadi
Kananga
Kabinda
Kabalo
Quimbele
Tshikapa
Lucapa
Kamina
Kolwezi
Likasi
Lubumbashi
Congo River
Lake Tumba
Lake Mai-Ndombe
Kasai River
Lake Kivu
Lake Tanganyika
Lake Mweru
15 °
20 °
25 °
30 °
5 °
0 °
-5 °
-10 °

0 250 500

Kilometres

BANRO CORPORATION

LOCATION WITHIN THE DEMOCRATIC REPUBLIC OF CONGO

BANRO PROJECTS	JULY 2007

Figure 2

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

N
Kingulube
Shabunda
PE 68
PE 40
PE 44
PE 41
PE 43
PE 42
TWANGIZA
PERMITS
PE 39
PE 36
Mwenga
Kamituga
PE 37
KAMITUGA
PERMITS
PE 2601
PE 238
PE 38
LUGUSHWA
PERMITS
Itula
Nzingu
Kalole
PE 18
NAMOYA
PERMIT

0 50
Kilometres

BANRO CORPORATION

EXPLOITATION PERMIT
LOCATIONS

BANRO PROJECTS	**JULY 2007**

Figure 3

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

N
Lueko
Kalula
Mitusi
Mwendamboko
Mwendamboke
Muviringu
Kakula
Namoya
Filon B
Namoya
Kilwe
Kama
Kabukili
Katanga
Katinginingi
0
2
Kilometres

LEGEND	
	Rivers
	Roads and Villages
	Property Boundary
	Deposit Location and name

BANRO CORPORATION

MAP OF THE NAMOYA PROPERTY

NAMOYA PROJECT	JULY 2007

Figure 4

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

N
NAM
Mwendamboko
Kakula
Mt Namoya

LEGEND

Faults	Lineaments
Outlines	Targets
Unknown outlines	Structural trends
Fold axes	Granites

BANRO CORPORATION

LANDSAT IMAGE
NAMOYA PROPERTY

NAMOYA PROJECT | **JULY 2007**

Figure 5

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Figure 9: 3rd Quarter 2006 Inter-laboratory Comparison Au<1.0 g/t

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Figure 10: 3rd Quarter 2006 Inter-laboratory Comparison Au>1.0 g/t

Figure 11: 2nd Quarter 2006 Inter-laboratory Comparison Au<1.0 g/t

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Figure 12: 2nd Quarter 2006 Inter-laboratory Comparison Au<1.0 g/t

Figure 13: 4th Quarter 2006 Inter-laboratory Comparison Au<1.0 g/t

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Figure 14: 4th Quarter 2006 Inter-laboratory Comparison Au>1.0 g/t

Figure 15: 1st Quarter 2007 Inter-laboratory Comparison Au>1.0 g/t

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Figure 16: 1st Quarter 2007 Inter-laboratory Comparison Au<1.0 g/t

Figure 17: Comparison of Duplicate Assays – Au>0.5 g/t (May 2007)

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Figure 18: Comparison of Duplicate Assays – Au<0.5 g/t (May 2007)

Figure 19: Performance Chart of Blank Samples (2005 – May 2007)

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Figure 20: Mwendamboko Mineralized Zones

Figure 21: Muviringu Mineralized Zones

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC

Figure 22: Kakula Mineralized Zones

Figure 23: Namoya Summit Mineralized Zones

Preliminary Assessment Report – August 2007	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project DRC